Exhibit 99.c(1)

Hon Dr Michael Cullen

MINISTER OF FINANCE

December Economic and Fiscal
UPDATE 2004

14 DECEMBER 2004

ISBN 0-478-18253-8

Contents

Statement of Responsibility

Economic Outlook
Summary
Assumptions Underlying the Central Forecast
Recent Economic Environment
Terms of Trade
Economic Outlook
Drivers of Slower Growth
New Zealand Growth Prospects Compared to OECD
Oil Prices

Fiscal Outlook

Finalisation Dates and Key Assumptions
Summary of the December Update
OBERAC and Debt Trends
Revenues and Expenses Summary
Tax Revenue
Expenses
Comparison with Budget Update
Summary of Fiscal Indicators
Fiscal Indicators and the Use of the Operating Surplus

Risks and Scenarios
Summary
Economic Risks
Economic Scenarios
Fiscal Scenarios
Fiscal Sensitivities

Specific Fiscal Risks
Introduction
Specific fiscal risks
Contingent liabilities

Generally Accepted Accounting Practice (GAAP) Series Tables
Statement of Accounting Policies and Forecast Assumptions
Reporting Entity as at 8 December 2003
Forecast Statements
Notes to the Forecast Financial Statements

Glossary of Terms

Statement of Responsibility

On the basis of the economic and fiscal information available to it, the Treasury has used its best professional judgement in supplying the Minister of Finance with this Economic and Fiscal Update.  The Update incorporates the fiscal and economic implications both of Government decisions and circumstances as at 2 December 2004 that were communicated to me, and of other economic and fiscal information available to the Treasury in accordance with the provisions of the Fiscal Responsibility Act 1994.

/s/ John Whitehead

John Whitehead
Secretary to the Treasury

6 December 2004

This Economic and Fiscal Update has been prepared in accordance with the Fiscal Responsibility Act 1994.  I accept overall responsibility for the integrity of the disclosures contained in this Update, and the consistency and completeness of the Update information in accordance with the requirements of the Fiscal Responsibility Act 1994.

To enable the Treasury to prepare this Update, I have ensured that the Secretary to the Treasury has been advised of all Government decisions and other circumstances as at 2 December 2004 of which I was aware and that had material economic or fiscal implications.

/s/ Hon Dr Michael Cullen

Hon Dr Michael Cullen

Minister of Finance

6 December 2004

1

Economic Outlook

Summary

•             New Zealand’s economic growth has outperformed the OECD average over the past five years, with annual growth averaging 3.7% per annum compared to the OECD’s 2.4% per annum.  This outperformance has occurred despite some challenging international and domestic events (figure 1.1).

•             In the near term, economic activity is expected to remain strong, taking real GDP growth to 4.7% for the year to March 2005.  Stretched resources will lead to more inflationary pressures, taking annual CPI inflation towards the top of the Reserve Bank’s target band.  The current account deficit is expected to continue its recent deterioration.

•             A slowdown in growth is still expected over the coming year as declining net migration, a forecast fall in the terms of trade, and the lagged effects of higher interest rates and a high exchange rate impact on growth.  Real GDP growth is forecast to slow to 2.4% in the year to March 2006, rising slightly to 2.6% in the following year.  Tight resource constraints mean that annual CPI inflation remains near the top of the Reserve Bank’s target band through to mid-2006 despite the slowdown in growth.

•             Activity in the housing market has started to show signs of slowing partly as a result of falling net migration.  Further declines in housing activity are expected over the coming year, and this is expected to translate into a contraction in residential investment in the year to March 2006 and the following year.

•             Although private consumption growth has yet to show signs of weakening, lower net migration and slowing income growth are major drivers for an expected slowdown in consumer spending over the next two years.  Gains in recent labour income growth will be offset by the rise in debt burden faced by households from the large increases in mortgage lending of the past few years.  Private consumption growth is forecast to slow from 5.5% in the year to March 2005 towards 2.3% in the year to March 2007.  A key judgement in the forecasts involves the extent to which households will aim to improve their net asset position and saving rate.

•             Exports largely appear to be holding up despite the rise in the exchange rate, possibly due to better currency risk management by exporters and strong global growth resulting in strong export demand.  The lagged impact of the high exchange rate is still expected to affect export growth next year as hedging arrangements eventually unwind.  An easing in global growth towards trend from next year will also result in lower demand for exports.

•             The rise in world prices for New Zealand’s major export commodities over the past year has provided an important offset to the rising exchange rate.  Export prices are forecast to stay at their current levels in the short term, before declining as global growth slows towards trend and international agricultural supply constraints ease.  This will lead to slower rural income growth and consequent flow-on effects on spending.

•             The slowdown in growth over the coming two years will see the pace of employment growth slow from the current annual rate of 3% to less than 1% towards the end of 2005.  The unemployment rate is forecast to fall towards 3.6% by the March 2005 quarter before rising towards 4.4% by mid-2007.

•             Short-term interest rates are expected to remain at around current levels until the end of next year, reflecting a balance between current persistent inflationary pressures and a slowing economy over the coming year.  Interest rates are expected to gradually revert towards neutral rates of 5.8% by the end of 2006.

•             The economic cycle is more pronounced on the nominal economy compared to the real economy due to the stronger terms of trade cycle (figure 1.2).  Growth in nominal GDP is forecast to be 8.2% in the year to March 2005, slowing to 3.3% in the year to March 2007 as the real economy slows and the terms of trade decline towards trend levels.

Table 1.1 – Economic outlook: central forecast(1)

(Annual average % change, year to 31 March)	2004 Actual	2005 Estimate	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Private consumption	5.3	5.5	2.5	2.3	2.6	3.0
Public consumption(2)	3.1	6.9	5.0	4.3	2.8	3.4
Total Consumption	4.8	5.8	3.0	2.8	2.7	3.1
Residential investment	15.8	14.3	-6.4	-6.4	0.5	1.5
Central Government Investment	6.0	4.7	2.9	3.1	2.8	2.8
Other Investment	12.5	15.2	5.1	0.2	2.0	3.7
Total Investment	12.8	13.9	2.0	-1.2	1.7	3.2
Stock change(3)	0.2	0.1	-0.1	0.0	0.0	0.0
Gross National Expenditure	6.7	7.4	2.6	1.8	2.4	3.1
Exports	0.8	5.5	4.0	5.4	4.4	3.2
Imports	11.0	13.7	4.5	3.1	2.4	3.3
GDP (Production Measure)	3.6	4.7	2.4	2.6	3.1	3.0
• annual % change	5.1	3.3	2.2	2.9	3.0	3.0

Real GDP per capita	1.9	3.5	1.5	1.7	2.1	2.1
Nominal GDP (expenditure basis)	6.2	8.2	4.2	3.3	4.7	5.0
GDP deflator	2.8	3.3	1.7	0.8	1.6	1.8

Employment(4)	2.9	3.3	1.0	0.6	1.1	1.2
Unemployment Rate(5)	4.2	3.6	4.0	4.3	4.4	4.4

Wages(6)	3.4	4.2	4.5	3.5	3.4	3.5
CPI inflation	1.5	2.9	2.8	2.4	2.2	2.0
Export prices(7)	-8.2	3.5	0.1	3.4	1.9	1.1
Import prices(7)	-11.6	-2.8	2.1	6.2	2.4	0.7

Current account balance
• $ million	-6,023	-8,133	-9,139	-9,877	-9,755	-10,045
• % of GDP	-4.4	-5.5	-5.9	-6.2	-5.8	-5.7

TWI(8)	66.9	68.2	64.2	61.2	59.7	58.8
90-day bank bill rate(8)	5.5	6.8	6.5	5.8	5.8	5.8
10-year bond rate(8)	5.8	6.5	6.5	6.0	6.0	6.0

Sources:  Statistics New Zealand, Reserve Bank of New Zealand, The Treasury

NOTES:

(1)  Forecasts finalised on 19 November 2004.  Text finalised on 8 December 2004.

(2)  The forecast profile for public consumption is influenced by government defence spending.

(3)  Contribution to GDP growth.

(4)  Household Labour Force Survey, full-time equivalent employment.

(5)  Household Labour Force Survey, percentage of the labour force, March quarter, seasonally adjusted.

(6)  Quarterly Employment Survey, average hourly ordinary time earnings.

(7)  Overseas Trade Index basis, annual average percentage change, March quarter.

(8)  Average for the March quarter.

Assumptions Underlying the Central Forecast

Global economic activity – global economic growth, inflation and interest rate forecasts are assumed to conform to those presented in the October and November editions of Consensus Forecasts and Asia Pacific Consensus Forecasts.  Economic growth for New Zealand’s top 14 trading partners is forecast at 4.4% for calendar 2004, the fastest growth rate since 1996.  Growth then returns to trend of 3.5% from 2005 onwards.  Despite a relatively optimistic outlook for trading partner growth as a whole, there are downside risks to the outlook:

•             Oil prices have increased sharply over 2004.  At the time of writing, the price of West Texas Intermediate crude oil was US$41.45 per barrel, up from US$32.55 per barrel in January.  Strong demand, as well as supply disruptions, have been the main factors pushing prices up.

•             Rising debt in the United States, including a large Federal Budget deficit, has fuelled an expansion in the current account deficit to 5.0% of GDP.  This poses a risk of further downward adjustment in the United States dollar and may mean that consumer spending strength could become increasingly unsustainable.

Table 1.2 – Trading partner growth forecast

Year to 31 December	2003(a)	2004(e)	2005(f)	2006(f)	2007(f)	2008(f)	2009(f)

Australia	3.0	3.5	3.4	3.4	3.5	3.4	3.3
Japan	2.5	4.3	1.8	1.8	1.2	2.1	2.1
United States	3.0	4.4	3.4	3.4	3.2	3.1	3.1
Europe*	1.1	2.5	2.1	1.9	1.9	2.0	2.0
Non-Japan Asia**	5.1	7.2	5.6	5.9	5.9	6.0	5.9

Trading partner growth	3.1	4.4	3.5	3.5	3.4	3.5	3.4

*   UK, Germany, Italy, France (weighted by export share).
** Korea, Taiwan, China, Malaysia, Hong Kong, Singapore (weighted by export share).
(a) Actual.

(e) Estimate.

(f) Forecast.

Oil prices – Brent crude oil prices are assumed to remain at around US$46 per barrel over the short term and then gradually decline, consistent with futures pricing at the time the forecasts were finalised.  Oil prices are assumed to reach around US$35 per barrel by the end of the forecast period, consistent with long-dated futures pricing.  For a more detailed discussion of recent oil price developments, see the “Oil Prices” box.

Net migration – the net number of migrants has started to decline from its mid-2003 peak and is assumed to continue to decline to approximately 10,000 per year by June 2005.  The migration assumption for the year to June 2005 is 5,000 lower than that used in the Budget Update.

Monetary conditions – the New Zealand dollar exchange rate as measured by the trade weighted index (TWI) is assumed to remain at around 68 until mid-2005, before proceeding to decline steadily to its estimated equilibrium level of around 59.  This is a technical assumption.  A neutral short-term interest rate of 5.8% is assumed.

Climate – agricultural growing conditions and the level of hydro electricity storage lakes are assumed to be normal over the forecast period.

Recent Economic Environment

Growth surprised strongly on the upside in the first half of 2004

The economy expanded strongly over the past year, with production-based GDP increasing by 4.4% in the year to June 2004.  Growth in the first half of calendar 2004 was particularly strong, expanding at an annualised rate of 6.1% compared with the Budget Update forecast of 2.9% (figure 1.3).  This recent growth has been broad based, with strong contributions from domestic and external demand.  The strong growth in private consumption, which grew at its fastest annual rate since 1995, drew in more imports which more than offset the positive contribution made from exports.

Recent growth a continuation of strong growth recorded in the last five years…

The recent growth performance is a continuation of the strong growth recorded since the economy rebounded from the 1997/98 recession, which was primarily caused by the Asian Financial Crisis and two consecutive summer droughts.  Over the past five calendar years from 1999 to 2003, New Zealand’s annual GDP growth rate averaged 3.7% per annum compared to the OECD’s 2.4% per annum.  New Zealand’s growth performance over the past five years was achieved despite:

•             the bursting of the technology bubble in 2000 which led to a recession in the United States

•             heightened geopolitical uncertainties following the events of 11 September 2001, and the period leading up to the conflict in Iraq in 2003

•             dry weather conditions in New Zealand in early 2003 which resulted in lower farm output and electricity production

•             an outbreak of Severe Acute Respiratory Syndrome (SARS) in early 2003 which caused travel disruptions, and

•             more recently, rising oil prices surpassing the levels (in nominal terms) seen during the second oil shock of 1979/80.

… some of which is structural…

New Zealand’s recent growth performance can be attributed to past structural reforms that began in the mid-1980s; which have resulted in a trend increase in New Zealand’s growth rate since the early 1990s (figure 1.4), a more flexible economy better able to absorb adverse shocks and take advantage of favourable shocks, and sound macroeconomic policy settings.

Between early 1993, at about the time when a structural change in New Zealand’s trend growth started, to now, growth averaged 3.7% per annum and per capita growth averaged 2.5% per annum.  Per capita growth since the early 1990s has been sourced from both labour productivity growth and increases in labour utilisation.  The strong growth in labour utilisation has seen the unemployment rate fall from close to 10% in early 1993 to 3.8% in the September 2004 quarter, and the labour force participation rate rise from 63.3% to 67% over the same period.  Since the later half of the 1990s labour productivity appears to have been providing greater impetus to growth in per capita GDP.(2)

… and some due to other factors at work…

The low New Zealand dollar exchange rate which prevailed over the 1999 to 2001 period coincided with a sharp increase in prices for New Zealand’s main export commodities.  The latter was driven by strong demand from major export markets, and a reduction in supply from certain key markets (see the “Terms of Trade” box).  The combination of a low exchange rate and high commodity prices saw a large boost to export income, which stimulated spending in the rural sector that filtered out into the urban areas.

(2)                                  For more information on New Zealand’s growth performance, refer to “New Zealand Economic Growth: An Analysis of Performance and Policy”, The Treasury, April 2004.

During this period when rural incomes were increasing, the country was losing around 10,000 people a year through net migration.  Net migration started to turn around in 2001 when long-term departures fell sharply with a weak global economy and changes governing access of New Zealand citizens to social security in Australia.  Departures continued to fall in the aftermath of the 11 September 2001 terrorist attacks in the United States.  At the same time, long-term arrivals to New Zealand increased, driven partly by returning New Zealanders but also new immigrants and a large increase in foreign students (figure 1.5).  Net migration increased from a trough of -13,200 for the 12 months to February 2001 to a peak of 42,500 for the 12 months to May 2003.  This large turnaround in net migration created a large stimulus to domestic demand, fuelling consumption growth and increasing investment in residential activity.

A global slowdown led by the United States was already in train when the 11 September attacks occurred.  Central banks around the developed world eased monetary policy in an attempt to stabilise financial markets and inject liquidity into the system.  In New Zealand, the Official Cash Rate was reduced from 5.75% to a historically low 4.75% within almost two months of the attacks.  Low interest rates, together with strong net migration and the lagged effects of strong rural incomes, provided further stimulus to domestic demand.

New Zealand’s run of strong quarterly growth rates starting from the December 2001 quarter was temporarily interrupted in the first half of calendar 2003 by several short-lived shocks – the Iraq conflict, the SARS outbreak, and drought conditions affecting farm output and electricity production.  Growth slowed to an annualised rate of 2.2% during that period, but strong underlying fundamentals at that time saw growth rebound strongly in the second half of 2003 once the temporary effects of the shocks dissipated (figure 1.6).

… some unwinding…

The exchange rate and net migration are no longer at the stimulatory levels they once were a few years ago (figure 1.7).  Since hitting a low of 46.2 on a trade weighted index basis in November 2000, the New Zealand dollar exchange rate has appreciated by close to 50% to around 69.  At this level, the exchange rate is impacting on export returns and is expected to impact on competitiveness.

Net migration has trended downwards after reaching its peak in mid-2003.  Long-term arrivals have started to fall due to changes in the immigration programme and a downturn in the foreign student market.  The lower number of arrivals is compounded by a rise in long-term departures, resulting in net migration declining to an annualised rate of 10,000 per month.  The increase in long-term departures can be attributed to a more benign geo-political environment, improved employment prospects overseas, and foreign students completing their studies and returning to their home countries.

The Budget Update forecast had incorporated a slowdown in growth over the latter part of this year and into next, in part because of slowing domestic spending due to the decline in net migration.  The effect of the higher exchange rate was also expected to bite at about this time as companies’ hedging arrangements may have unwound.

… others still present

While the decline in net migration and its effects on the housing cycle look to be playing out as foreseen, the expected slowdown in domestic demand is yet to occur.  Consumer spending remains strong, even as house sales and building consents trend downwards.

Trend export receipts fell from mid-2001 to mid-2003 as the rising exchange rate started to impact on export returns.  However, from mid-2003 onwards there has been a resurgence in the prices for New Zealand’s major export commodities (figure 1.8).  The rise in commodity prices helped offset the impact of the rising exchange rate, resulting in a rise in export receipts and providing ongoing growth in income for the rural sector.  While the high exchange rate did reduce the returns on non-agricultural exports, which did not benefit directly from higher commodity prices, it also reduced the cost of imported raw materials and other commodities, including oil.  This saw an increase in New Zealand’s terms of trade to its highest level since 1988.

Another key driver of the current growth cycle is the buoyant state of the labour market, which will continue to support the current growth momentum in the short term.  The commodity price boom and turn around in net migration early this decade saw employment growth accelerate and maintained at a strong pace.  This saw strong growth in labour income, which supported consumption and residential investment growth.

Strong growth has led to pressure on resources…

Strong growth over the past few years has seen spare labour and capital increasingly used.  This led to pressure on resources, stretching the available spare productive capacity of the economy.  The extent to which the economy is running above capacity (ie. a positive output gap) is not directly observable, but is an important consideration in our thinking of the extent and the evolution of the current business cycle.

We use a range of statistical indicators and data, including surveys, to gauge the size of the output gap.(3)

The various statistical measures of the output gap are unanimous in pointing to above trend growth (figure 1.9).  The New Zealand Institute of Economic Research’s survey measure of capacity utilisation is at its highest level since the survey began in 1961, also suggestive of limited spare capacity.  Strong labour demand has driven the unemployment rate down to 3.8% in the September 2004 quarter, the lowest rate in almost two decades.  Despite more people entering the workforce and pushing the labour force participation rate to its highest level since 1986 at 67%, firms continually report difficulty in finding both skilled and unskilled labour.

… leading to greater inflationary pressures

Tight resource constraints have led to greater inflationary pressures in the economy, pushing CPI inflation towards the upper half of the Reserve Bank’s target band.  Annual headline CPI inflation, at 2.5% for the September 2004 quarter, masks a dichotomy between inflation in the tradable and non-tradable sectors (figure 1.10).

Non-tradable inflation has accelerated since early 2002 and has been running at a rate close to 5% since late last year, consistent with an economy running at above trend growth.  The construction sector has contributed significantly to non-tradable inflation, due to very strong demand in this sector.  Tradable inflation has been moving in the opposite direction, driven lower by the rising New Zealand dollar exchange rate.  The gap between annual tradable and non-tradable inflation has narrowed in the September 2004 quarter, but overall inflationary pressure is expected to persist in the near term.

Wage inflation has been rising, in line with a tight labour market environment. Wage growth in inflation adjusted terms is lower than the previous peak in the economic cycle of the mid-1990s (figure 1.11). We have been surprised, however, that it has not been stronger given the low unemployment rate and reported generalised labour shortages. Compositional changes within the labour market and greater use of non-wage benefits, including better working conditions, may partly explain why wage growth has not been as strong as we were expecting. Our business contacts inform us that there is greater wage demand from employees, with higher wage settlements likely over coming wage negotiation rounds. This is likely to translate into higher wage inflation in the official published data over the coming year.

(3)                                  Refer to “Trend Growth Developments” box in the 2002 December Update economic chapter.

Rising inflationary and wage pressures are also reflected in pricing intentions and inflation expectations surveys, which have been edging up over the past year.  In response, the Reserve Bank has raised the Official Cash Rate by a total of 150 basis points since early this year to 6.5%.

Strong business investment could help alleviate resource pressures in future

Over the past two years, business investment growth has been strong, particularly in plant, machinery and equipment.  Annual growth in business investment in the June 2004 quarter was 13.5%, the highest since the mid-1990s.  Plant, machinery and equipment investment is the largest component of business investment, and has generated most of the recent growth in the total (figure 1.12). Around two-thirds of the increase in total business investment since early 1999 has been in this component. Non-residential investment has shown a pick-up after a period of stagnation, expanding at an annualised rate of 17.5% in the first half of this year.  Construction activity has started to shift away from residential housing towards non-residential and other construction types.

The climate for businesses to invest has been favourable.  Strong demand conditions, high capacity utilisation rates, a scarcity of labour and rising labour costs have encouraged firms to utilise more capital in order to expand output.  Solid growth in corporate profits resulting in rising corporate tax revenue and sound balance sheets, and the high level of the exchange rate leading to a lower cost for capital equipment, have provided the additional impetus for businesses to invest (figure 1.13).  Capacity utilisation still remains high despite the strong investment growth, indicating that the additional capacity has been soaked up by strong demand.  This suggests that business investment growth will remain strong in the near term.  After a period of labour deepening throughout the 1990s, where growth was sourced from labour utilisation, we are now seeing a switch towards capital deepening as labour becomes scarcer.  The additional investment will increase capital available for workers, potentially enhancing labour productivity growth in future.

Terms of Trade

The terms of trade is the ratio of export prices to import prices and tells us how many imports New Zealanders can buy for a set amount of exports.  An increase in the terms of trade means New Zealand can buy more imports for the same volume of exports and amounts to an increase in national income.  Changes in the terms of trade are an important driver of real economic activity and directly impact on nominal GDP.

The terms of trade increased 5.6% in the year ended June 2004, providing a boost to incomes in the economy.  In New Zealand Dollar terms export prices fell 4.6% in the year, a smaller fall than the 9.6% decline in import prices, with the appreciation of the dollar putting downward pressure on prices of exports and imports.

In world price terms, export prices have increased sharply over the last 12 months, as shown in the graph of the ANZ Commodity Price Index, and have been the main driver of the lift in the terms of trade (figure 1.14).  The future path of export prices and therefore the terms of trade is an important component of the Central Forecast.  Strong world economic growth has contributed to the lift in prices.  Dairy, beef and lamb prices have all increased and are at or near record levels.  Supply conditions have contributed to the lift in prices of these commodities.  Drought in Australia has limited dairy production and the supply of beef and lamb.  Climatic conditions in the United States have also affected beef production, with several years of drought in some parts of the country lengthening the stock liquidation phase and reducing current production.  The outbreak of foot and mouth disease and the subsequent destruction of many flocks mean that lamb production in the UK is currently at a low level, pushing up lamb prices.  In addition, an isolated case of BSE in Canada led to a restriction on Canadian beef exports in the United States, driving up beef prices there.

Export prices are forecast to stay at a high level in the short term, with further increases forecast until the first half of 2005 when prices are forecast to begin to fall (figure 1.15).  The fall reflects an easing in demand as the pace of world growth slows and a gradual easing in some of the supply constraints in agricultural markets as international production increases.  Supply conditions in the lamb and beef markets that support prices are expected to prevail for longer, with the UK lamb flock and therefore production expected to remain at a low level for some time.

As a result, the level of meat export prices in world terms is expected to remain high over the forecast period, despite some falls over 2005 and 2006.  Dairy prices are forecast to decline more sharply over 2005 as production increases in other parts of the world.

Crude materials prices, particularly aluminium, have increased recently, and our measure of manufactured exports prices after removing the impact of the exchange rate suggests these prices have also increased in world terms over the last year reflecting strong world demand.  The prices of these exports are forecast to fall over the forecast period.

There is considerable uncertainty around the outlook for export prices.  Our assessment is that the recent increases in prices will not be sustained over the forecast period.  The pace and the extent to which prices fall will be an important driver of economic activity.  If recent price rises are sustained such that there is a structural lift in export prices and the terms of trade, national income will be higher and real GDP growth is likely to be stronger than forecast.

The strong world growth that has lifted New Zealand’s export prices has also lifted the price of many other raw materials which New Zealand imports.  However, these are forecast to fall as the growth in world demand slows.  Together these export and import price movements will determine the path of the merchandise terms of trade.

Economic Outlook

Near term strength persists…

In the near term, economic activity is expected to remain buoyant, as the recent lift in the terms of trade and strong growth in labour income continue to lend support to consumer spending.  Growth in business investment is expected to remain strong throughout the rest of this year as firms seek to reduce capacity constraints or get around labour shortages.  The near term strength in domestic demand will be offset by the net external sector.  Export volume growth is expected to remain weak for the second half of this year due to supply factors limiting dairy and forestry exports, and demand for imports will remain firm due to strong domestic demand and a high exchange rate.

… but slowdown still expected

We estimate that this near term strength in the economy will take GDP growth to 4.7% for the year to March 2005, much higher than the 2.8% forecast in the Budget Update.  But as in the Budget Update, we continue to expect a slowdown over 2005, driven by a combination of an expected fall in the terms of trade, declining net migration, and the lagged effect of much tighter monetary conditions. This slowdown results in almost a halving of the growth rate to 2.4% for the year to March 2006.

Compared to the Budget Update, the slowdown in growth is sharper, and growth stays at below trend for longer (figure 1.16). The economic cycle is also more pronounced on the nominal economy due to a combination of higher real GDP and a stronger terms of trade.  Nominal GDP growth is forecast to be 8.2% in the year to March 2005 compared to the Budget Update forecast of 5.7%. Nominal GDP growth then slows to 3.3% in the year to March 2007 as the real economy slows and the terms of trade decline towards its trend level.

Some of the drivers in place

Slowing population growth due to lower migration levels are starting to affect activity in the housing market (figure 1.17).  Building consents and house sales have started to decline, and house price growth, while still positive, is coming off its peak.  The existing backlog of residential construction activity should help hold residential investment at current high levels for the rest of the year.  But the drop-off in house sales and consents will translate into a decline in residential investment throughout next year and the year after.  We forecast that residential investment will fall by 6.4% in the year to March 2006, and show a similar fall in the year to March 2007 before gradually recovering towards the end of the forecast period.  The recent discounting of fixed term mortgage rates by the large retail banks poses a risk that housing activity may hold up for longer than expected.  Our assessment is that this discounting will not last, and the retail banks will quickly move to restore their interest rate margins.  We have assumed that the discounting will have minimal impact on the forecasts.  However, the level of fixed term mortgage rates may stay at current low levels if global long-dated bond rates decline.

A sharp slowdown in private consumption growth is expected to accentuate the slowdown in GDP growth. Lower net migration and slowing income growth further in the forecast period are the major drivers of the slowdown.  In addition, the wealth effect from rising house prices will no longer be a factor supporting consumption as residential activity is forecast to contract over the coming year.

Although growth in labour income will remain firm throughout most of next year, the debt burden that households are carrying from the recent run-up in mortgage lending may lower spending growth (figure 1.18).  A key judgement in the forecast of a slowdown in consumption growth remains the extent to which households will consolidate their balance sheets and look to improve their savings position, which has been deteriorating for over a decade.  The exact timing and the extent that households will begin this adjustment is uncertain.  The longer that households continue to spend more than they earn and accumulate debt, the greater the likelihood of a more severe adjustment in the future.

Drivers of Slower Growth

For some time now we, like many other economic forecasters, have been expecting a slowdown in the economy, only to be surprised by further strength.  As discussed in the Economic Chapter, some of the drivers we expect to slow growth in the year to March 2006 are already in train (e.g. net migration).  There are others that are currently still supportive of growth but that we expect will reverse shortly (e.g. terms of trade) and therefore also have a slowing impact on growth in the March 2006 year.  Some of the drivers impact on growth coincidentally, and others with a lag.  The differences in the timing of these impacts show up in the divergence of indicators we monitor, and typically reflect the nature of a turning point in the economic cycle.  On balance, our assessment is that these indicators are pointing to slower growth next year.  Table 1.3 shows the development of a number of drivers over the past year, and how we see them impacting on growth in the year to March 2006.

Table 1.3 – Selected drivers

	12 months ago	Current	Change	Growth stimulus

Net migration (12 month total)	39,314	16,955	-56.9%	Less
Exchange rate (TWI monthly avg)	64.5	68.3	5.9%	Less
Interest rates (OCR, %)	5.00	6.50	150 bps	Less

Trading partner growth (%)	3.1	4.4	1.3 ppts	More
Terms of trade (index)	1007	1080	7.2%	More
Fiscal policy (fiscal impulse as % of GDP)*	0.6	-0.3	-0.9 ppt	More

* A positive fiscal impulse represents a tightening of fiscal policy relative to the previous year. For more information on the fiscal impulse, refer to the “Fiscal Impulse and Structural Fiscal Balances” box in the 2003 December Update economic chapter.

High exchange rate effect to be felt eventually…

Manufactured exports, which tend to be more sensitive to exchange rate movements, appear to be holding up despite the rising New Zealand dollar in the past two years.  Unlike the last peak in the exchange rate cycle in the mid-1990s when manufactured export activity fell, current surveys of manufactured exporters report very high usage of capacity in their plant and machinery (figure 1.19).  This could be due to stronger than expected global growth this year resulting in strong export demand, and exporters becoming more adept at managing exchange rate fluctuations.  The lagged impact of the high exchange rate is still expected to affect export growth next year as hedging arrangements eventually unwind.  An easing in global growth towards trend from next year will also result in lower demand for manufactured exports.

The high exchange rate is expected to impact most on the international education sector, as New Zealand’s price competitiveness has been eroded over the past two years.  Anecdotal evidence points to a sharp fall in short-term foreign students, particularly from China.  Student permit data from the New Zealand Immigration Service show that offshore approvals for the 12 months to October 2004 were almost 45% lower compared to the peak achieved in the 12 months to August 2002.  While some recovery can be expected as the exchange rate starts to depreciate, the international education sector is unlikely to repeat the growth rates achieved over 2000-2002.  Tourism growth is expected to remain resilient due to reductions in the cost of air travel, and the strength of New Zealand as a brand travel destination.  However, the high exchange rate is expected to affect the average amount that tourists spend while in New Zealand.

In the near term, there is a risk that the New Zealand dollar could appreciate further against the United States dollar, particularly if there are growing concerns over the current imbalances in the United States economy.  Further appreciation of the New Zealand dollar would have a more marked effect on the economy than forecast.  In the Risks and Scenarios chapter 3, we provide an alternative path of the economy based on a stronger exchange rate.

New Zealand Growth Prospects Compared to OECD

The New Zealand economy is expected to outperform the OECD in calendar 2004 for the fourth consecutive year.  In its latest Economic Outlook, the OECD projected aggregate growth of 3.6% for all its member countries, compared to our estimate of 5.2% growth for New Zealand.  Over the following two calendar years, New Zealand is expected to grow at rates slightly below the OECD (figure 1.20).

The relative growth performance of the New Zealand economy versus the OECD over the coming few years mainly reflects differences in the economic cycles.  The OECD has rebounded from its cyclical lows of 2001 and is moving towards trend rates while the New Zealand economy is slowing from its cyclical high of 2004.  Over the last decade New Zealand has averaged faster growth than the OECD, and abstracting from the economic cycle, is expected to at least match if not exceed the OECD’s trend growth rates in the future.

… but export prices could continue to provide an offset

World export prices for New Zealand’s major commodities are forecast to ease from their current high levels from next year as some of the temporary supply factors dissipate and global growth eases.  A declining export price translating to a declining terms of trade is a key judgement in the forecast, resulting in lower rural incomes and eventually flowing through into lower consumption growth.  The Budget Update incorporated a decline in the terms of trade which has not yet eventuated (figure 1.21).  There is a risk in the near term that export prices continue to hold at high levels for longer, or even increase.  If that were to occur, then economic activity could remain stronger for longer than forecast.

Labour market less of a source for future growth

Since the late-1990s, New Zealand’s strong growth performance has been increasingly sourced from labour utilisation.  This saw the unemployment rate drop to historic lows and the labour force participation rate rise to near historic highs.  With the current tight labour market, the scope for further increases in labour utilisation to meet demand is somewhat limited, particularly with falling net migration providing less of a contribution to labour supply.  The slowdown in growth over the coming two years will see the pace of employment growth slow from the current annual rate of 3% to less than 1% towards the end of 2005.  The unemployment rate is forecast to fall towards 3.6% by the March 2005 quarter before rising towards 4.4% by mid-2007.

Inflation to remain near the top of the Reserve Bank’s target band

As a result of the tight resource pressures in the economy, annual CPI inflation is forecast to increase towards the top of the Reserve Bank’s target band, peaking at 3% in the latter half of 2005.  Resource constraints and rising wage pressures from a tight labour market, with wage growth forecast to increase by 4.5% in the year to March 2006, result in non-tradable inflation remaining high in the near term.  As the economy slows over the coming year, non-tradable inflation is forecast to ease.  This is expected to be offset by rising tradable inflation due to a depreciating exchange rate (figure 1.22).

Annual CPI inflation should remain within the top half of the Reserve Bank’s target band for over two years as resource pressures within the economy gradually unwind.

Short-term interest rates are expected to remain at around current levels until the end of next year, reflecting a balance between current persistent inflationary pressures and a slowing economy over the coming year.  Interest rates are then forecast to gradually revert towards their neutral rates by the end of 2006.

Current account deficit to increase

The increase in the current account balance seen in 2001 on the back of strong terms of trade and high export volumes reversed in 2002 and has continued to decrease, despite the terms of trade being at high levels.  The current account deficit is forecast to peak at 6.4% of GDP on an annual basis by the end of 2006 (figure 1.23).  This increase in the deficit is driven initially by strong growth in import volumes to meet domestic demand; and further on by the falling terms of trade.  With the Government’s strong fiscal position over the forecast period and sound balance sheet position of businesses, the current account situation largely reflects the ongoing dis-saving by households.  The improvement in the current account position further in the forecast period is due to households lowering their spending towards more sustainable levels. If households continue to consume at a faster rate than forecast, the current account deficit could increase more rapidly, risking a larger currency adjustment than we have factored in.

Growth to become more ‘balanced’ by 2008

The dichotomy in growth that has emerged over the past few years between the domestic and net external sectors of the economy is forecast to widen in the near term due to stronger near term strength in domestic demand (figure 1.24).  The current divergence is not sustainable, and has contributed to more inflationary pressures and a widening current account deficit.  The current imbalance in growth is forecast to unwind by 2008 as consumption and residential investment growth slows.  The resulting lower import growth should mean the net external sector recovers.

Oil Prices

Since the Budget Update, we have lifted our medium-term assumption for the price of oil.  A combination of strong global demand for oil and continued supply concerns in Russia, Iraq, Nigeria and Venezuela has pushed oil prices to levels well above those assumed in the Budget Update.  When the December Update forecasts were finalised, the West Texas Intermediate oil price was US$48.45 per barrel, the Brent crude oil price was US$43.21 per barrel, and the Dubai oil price was US$32.52 per barrel.

The International Energy Agency (IEA) estimate that demand for oil in China increased by 14.6% in 2004 or 0.81 million barrels a day after increasing 11.0% in 2003, and is forecast to increase by 5.6% in 2005.  This increase in oil demand has been the result of fast economic growth.  Demand in the rest of Asia increased 6.1% in 2004.  Other regions to record strong growth were the countries formerly of the Soviet Union (4.1% or 0.15 million barrels a day) and the Middle East (6.1% or 0.34 million barrels a day).  Elsewhere, demand has increased at a slower rate.  For instance, in 2004 North American demand increased 2.0% (0.5 million barrels a day), and between 2% to 3% in each of Europe, Africa and Latin America.

The lift in demand for oil looks to be a structural increase that is likely to be sustained and underpins our medium-term projections for the price of oil.  Projection of short-term Brent oil prices in the December Update are based on futures prices at the time of finalising the forecasts.  This sees a gradual decline in prices to US$43 per barrel in March 2005, and to US$40.50 per barrel by March 2006.  By the end of the forecast period, the oil price is projected to reach US$35 per barrel, a large lift from the US$19.50 per barrel used in the Budget Update.  This new price level is based on the long-dated futures price of Light Crude Oil, the longest futures contract available, of around US$38 per barrel with an adjustment for a margin that has existed in the past between this type of oil and Brent crude oil.  The long-dated futures price has increased steeply in the last 12 months (figure 1.25).  In December 2003 the price was US$30 per barrel, whereas when these forecasts were finalised on 19 November 2004 the price was US$43.21 per barrel.  Since finalising the economic forecasts, however, the Brent crude oil price has declined by around 14% to US$37 per barrel.

The lift in oil prices will put downward pressure on the terms of trade, but has to date been offset by a lift in the prices of New Zealand exports.

Fiscal Forecasts – Finalisation Dates and Key Assumptions

Finalisation Dates

Economic outlook (refer Chapter 1)	19 November
Tax revenue forecasts	24 November
Fiscal forecasts	2 December
Government decisions and circumstances	2 December
Actual asset revaluations	31 October
Foreign exchange rates	30 September
Specific fiscal risks (refer Chapter 4)	2 December
Contingent liabilities and commitments (refer Chapter 4)	31 October

Key assumptions

The fiscal forecasts have been prepared in accordance with the Fiscal Responsibility Act 1994.  They are based on the Crown’s accounting policies and assumptions (refer page 84 of the GAAP tables).  As with all assumptions, there is a degree of uncertainty surrounding them.  This uncertainty increases as the forecast horizon extends.  A summary of the key economic assumptions that are particularly relevant to the fiscal forecasts is provided below (on a June-year-end basis to align with the Crown’s balance date of 30 June):

	2004/05		2005/06	2006/07	2007/08	2008/09
June years	BEFU	DEFU	DEFU	DEFU	DEFU	DEFU

Real GDP (P) (ann avg % chg)	2.4	4.0	2.3	2.8	3.1	3.0
Nominal GDP (E) ($m)	144,441	150,400	155,871	161,625	169,487	178,029
CPI (annual % change)	2.5	2.9	2.6	2.4	2.1	2.0
Govt 10-year bonds (qty avg %)	6.3	6.5	6.4	6.0	6.0	6.0
90-day bill rate (qty avg %)	5.8	6.8	6.3	5.8	5.8	5.8
Unemployment rate ((HLFS) basis ann avg %)	4.7	3.7	4.0	4.3	4.4	4.4
Full-time equivalent employment (ann avg %)	1.0	2.9	0.6	0.7	1.2	1.2
Current account (% of GDP)	-5.9	-5.4	-6.0	-6.2	-5.8	-5.6

Source:The Treasury

New Zealand Superannuation (NZS) Fund

The estimated annual contribution to the NZS Fund for the year ending 30 June 2006 is $2.207 billion.  The contribution to the NZS Fund is calculated over a 40-year rolling horizon to ensure that superannuation entitlements over the next 40 years can be met if the contribution rate were to be held constant at that level for 40 years.

The Government is making the required minimum annual contribution for 2004/05 as calculated by the formula set out in the NZS Fund Act.

$ billion (June year end)	2003	2004	2005	2006	2007	2008	2009
Required contribution	N/A	1.879	2.107	2.207	2.213	2.343	2.528
Actual/Budgeted contribution	1.200	1.879	2.107	2.207	2.213	2.343	2.528

The underlying assumptions in calculating the contribution are the nominal GDP series to 2048, the New Zealand Superannuation (NZS) expense series to 2048, and the expected long-run net after-tax annual return of the NZS Fund (6.8%) (6.8% Budget Update).  The forecast rate of return is based on the forecasts of the Guardians of NZS. The GDP and NZS expense series were projected using the assumptions stated on page 29 of the 2004 FSR.

The Treasury website contains further information on the NZS Fund, as well as a copy of the NZS Fund model.

2

Fiscal Outlook

Summary of the December Update

The forecast fiscal outlook is strong and remains consistent with the Government’s long-term objectives, with the OBERAC (operating balance excluding revaluations and accounting policy changes) remaining around 3% of GDP and debt-to-GDP drifting down.  These tracks are initially stronger than the Budget Update before weakening, reflecting:

•             a stronger starting debt position resulting from higher-than-forecast OBERAC and cash flows in 2003/04

•             a stronger forecast economic position for 2004/05 resulting in stronger tax revenues

•             offsetting these improvements is the Government’s decision to increase spending as outlined in the 2005 Budget Policy Statement (2005 BPS)

For the OBERAC these changes translate into:

•             a pattern that is broadly similar to the Budget Update, but shows a more pronounced cycle

•             a level of $6.5 billion (4.3% of GDP) in 2004/05, which is slightly lower than 2003/04 largely due to the impact of the 2004 Budget outpacing revenue growth

•             a level that decreases from 4.0% of GDP in 2005/06 to 2.9% of GDP in 2007/08 mainly due to the additional spending as outlined in the 2005 BPS outpacing revenue growth, and then rising to 3.0% of GDP in 2008/09 as the higher economic growth generates higher tax revenue growth.

The OBERAC is more than fully utilised on the building up of financial assets (NZS Fund) and funding the Government’s capital programme (refer page 46)

Core Crown expenses (excluding GSF valuation movements) are forecast to increase by around 2% of GDP over the forecast period from 30.1% in 2004/05 to 32.3% by 2008/09.  Average core Crown expense growth has, as a result of Budget 2004, and higher Budgets 2005 to 2008, gone to around 6.5% per annum.

Gross sovereign-issued debt (gross debt) in nominal terms is forecast to fall until 2006/07, as residual cash surpluses from actual outturns are adequate to fund the Government’s spending commitments and repay debt, but beyond 2007/08 is forecast to slowly rise as the capital spending is not fully funded from operating surpluses.

Gross debt is forecast to fall from 25.3% of GDP in 2003/04 to 19.6% of GDP by 2008/09, a rate slightly faster than forecast in the Budget Update due to the stronger 2003/04 actual outturn and forecast 2004/05 positions.  The 2005 BPS (page 7) outlines how the current debt position enables the Government to meet its long-term fiscal objectives

As a result of the increased overall cash position through 2003/04 and the current year (2004/05) the Government’s domestic bond programme for 2004/05 has been lowered to $2.15 billion from the $2.35 billion outlined in the Budget Update.  The remaining increase in cash has been used to pre-fund part of the 2005/06 and 2006/07 borrowing requirements.  The Government’s planned domestic bond programme is $2.5 billion for 2005/06, $2.8 billion for 2006/07, $1.8 billion for 2007/08 and $3.4 billion for 2008/09.

Tables of the key indicators are located on pages 44 and 46.

OBERAC and Debt Trends

The OBERAC remains strong over the forecast horizon…

The OBERAC is forecast at $6.5 billion (4.3% of GDP) in the current year, falling to $4.9 billion (2.9% of GDP) in 2007/08 before rebounding to $5.4 billion (3.0% of GDP) by 2008/09.

… enabling the Government to utilise the cash surpluses to fund its investment programme…

The core Crown cash flow from operations generates cash for the core Crown of around $24.4 billion in total over the 2004/05 to 2008/09 forecast period.

As outlined in Table 2.1, this cash is invested primarily in NZS Fund contributions of $11.4 billion, advances of $4.2 billion (mainly student loans and refinancing existing private sector debt of the health and housing sectors), purchases of physical assets of $10.1 billion (schools, hospitals, defence equipment, for example) and the purchase of foreign exchange reserves of $1.9 billion.  There is a residual financing requirement of around $3.2 billion, which is partially met by reducing the holdings of marketable securities and deposits which have accumulated from 2003/04 and raising some debt.

… while gross debt as a percentage of GDP continues to drift down…

Gross debt falls in nominal terms to $32.9 billion by 2006/07, and then rises to $34.9 billion by the end of the forecast horizon.  As a percentage of GDP, gross debt falls from 25.3% in 2003/04 to 19.6% by 2008/09.

The initial decrease in debt reflects surplus cash from the strong OBERAC result in 2003/04 and the expected result in 2004/05.  Gross debt then slowly rises, reflecting the fact that capital spending is greater than the funding available due to the OBERAC.

The increased cash position for 2003/04 and 2004/05 will be used to reduce the Government’s 2004/05 bond programme to $2.15 billion compared with $2.35 billion at the Budget Update, and pre-fund part of the 2005/06 and 2006/07 borrowing requirement.  The Government’s domestic bond programme is forecast at $2.5 billion for 2005/06, $2.8 billion for 2006/07, $1.8 billion for 2007/08 and $3.4 billion for 2008/09.

… net debt also falls before flattening by the end of the forecast horizon.

Net debt(4) in nominal terms falls in the current year reflecting the stronger cash position achieved in 2003/04 and that expected in 2004/05.  Net debt remains relatively flat between 2005/06 and 2008/09.  The difference with the trend of gross debt arises

(4)          Net debt excludes the assets of the NZS Fund and GSF.

because some of the expected borrowing will be used to fund financial assets including student loans and reserves.

Net debt as a percentage of GDP reduces from 10.8% in 2003/04 to 7.4% by 2008/09.

Net core Crown debt with the financial assets of the NZS Fund is forecast to be below zero by 2007/08.

Revenue and Expenses Summary

Table 2.2 – Revenue and expenses comparison with Budget Update

Revenue and Expenses (% of GDP)	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Core Crown Revenue
December Update	33.4	33.6	33.9	34.0	34.1	34.3
Budget Update		33.9	33.8	33.8	33.8

Total Tax Revenue
December Update	30.3	30.4	30.6	30.5	30.5	30.6
Budget Update		30.6	30.4	30.3	30.2

Total Crown Revenue
December Update	43.0	43.0	43.7	43.9	43.9	44.0
Budget Update		43.3	43.3	43.2	43.1

Core Crown Expenses
December Update	29.6	30.4	30.9	31.7	32.2	32.3
Budget Update		30.8	31.5	31.6	31.6

Total Crown Expenses
December Update	37.8	39.3	39.8	40.7	41.1	41.0
Budget Update		39.5	40.1	40.1	40.0

Source:The Treasury

Over the forecast period total Crown revenue-to-GDP increases.

This is initially driven by two factors, tax revenue growth (which is discussed in more detail under the Tax Revenue heading below), and SOE revenue growth (offset by expense growth).

Total Crown expenses-to-GDP ratios show an increase over the forecast period.

The core Crown expenses-to-GDP ratio follows a similar trend to total Crown expenses, reflecting the impact of the increase in new spending signalled in the 2005 BPS and also the rising profile of the 2004 Budget package.

Tax Revenue

Table 2.3 – Tax revenue indicators

Tax Revenue	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

($ million)
Total Crown	42,532	45,669	47,634	49,340	51,721	54,549
(% of GDP)
Total Crown	30.3	30.4	30.6	30.5	30.5	30.6

Source:The Treasury

Tax revenue as a percentage of GDP is forecast to rise slightly through the forecast period mainly as a result of tax policy changes and a rising profile in the forecasts of personal taxes.  This differs from the Budget Update, where the profile of tax-vs-GDP was declining.

With economic performance having exceeded expectations since the Budget Update, higher total tax revenue is forecast for 2004/05, with flow-on effects for later years.  Details are provided in Table 2.4.

Table 2.4 – Change in tax revenue forecasts since Budget Update

($ million)	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast

Tax revenue 2004 Budget Update	44,193	45,915	48,048	50,532
Changes
Source deductions	474	611	507	542
Corporate taxes	568	575	370	224
Goods and services tax	295	113	(14)	18
Withholding tax on resident interest	87	89	(30)	(22)
Thin Capitalisation for banks	—	240	360	360
Other	52	91	99	67

Total Changes	1,476	1,719	1,292	1,189
Tax Revenue 2004 December Update	45,669	47,634	49,340	51,721

As can be seen from Figure 2.6, tax revenue relative to GDP is actually lower than in the Budget Update up to and including 2004/05 and higher subsequently.  Substantial upward revisions to the level of nominal GDP up to 2004 since the Budget Update have, in turn, resulted in increases to the nominal GDP forecasts for 2005 and beyond.

From 2005/06 onwards, tax revenue is higher than at the Budget Update (relative to GDP), mainly due to increases in the source deductions and corporate tax forecasts.  There has also been an increase with the new thin capitalisation rules for banks and a change in the treatment of tax paid by the NZS Fund in the forecast period.

Forecast source deductions benefits from stronger labour market outlook

PAYE revenue has outstripped the Budget Update forecast in the four months to October. The labour market is continuing to exceed expectations, with the unemployment rate at its lowest level since the HLFS began and employment at very high levels.

With the current strength in employment and forecast increases in salaries and wages, source deductions are forecast to be around $500 million higher in every year compared to the Budget Update.

Compensation of Employees is expected to account for an increasing portion of GDP through the forecast period. Source deductions therefore contributes to the rise in tax revenue relative to GDP.

Corporate taxes are linked to the business cycle …

There is now a stronger cycle built into the corporate profit forecasts above that present in the Budget Update forecast.

Profit expectations for 2004/05 are higher than in the Budget Update. Recent outturns of corporate taxes have exceeded forecasts by about 6%.

We have changed the treatment of the income tax paid by the NZS Fund.  The Fund is set to grow rapidly over the next few years.  We now separately forecast the NZS Fund income tax rather than include it within the total corporate tax forecasts.

… and a larger cycle in GST too

There is also a cycle in the GST forecasts, although the timing is a little different to the cycle in the corporate tax forecasts.

Current personal income growth supports domestic consumption in 2004/05 and we see an increase of around $300 million in the current year’s GST forecast. But slowing income growth combined with increasingly-high household debt levels constrain further consumption growth and residential investment declines in 2005/06. This sees GST growth slow to under 1% in 2005/06 so that increases to the forecast are much less than the $300 million increase seen in 2004/05.  The GST forecast hits its trough a year earlier than the corporate tax forecasts, which helps to smooth the aggregate tax forecasts through the economic cycle.

Effects of Tax Policy Changes on the Tax Forecasts

An up coming additional requirement included in the Public Finance (State Sector Management) Bill is an annual statement of tax policy changes that materially affect the tax revenue forecasts.  In anticipation of that change, Table 2.5 details the effect of tax policy changes that have been included in these December Update forecasts.

Table 2.5 – Material changes in tax revenue forecasts owing to changes in tax policy since Budget Update(5)

($ million)	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Material policy changes
Thin Capitalisation for banks	—	240	360	360	360
Business environmental expenditure	—	(20)	(20)	(20)	(20)

Total changes (GST exclusive)	—	220	340	340	340

The details of each policy change are as follows:

Thin capitalisation for banks

A change to the thin capitalisation rules as they apply to banks will increase company tax revenue from 1 October 2005 onwards.

(5)                                  Inclusive of GST, where applicable

Tax deductions for business environmental expenditure

The rules covering tax deductions for business environmental expenditure to avoid, remedy or mitigate the discharge of contaminants are to be clarified and expanded. This will reduce company tax revenue from 1 July 2005 onwards.

Inland Revenue’s tax forecasts

In line with established practice, the Inland Revenue Department has prepared an independent set of tax forecasts, based in the short term on more detailed analysis of taxpayer information, and in the longer term on the same underlying macroeconomic trends that underpin Treasury’s tax forecasts.

Inland Revenue’s forecasts are around $200 million higher than Treasury’s in 2005/06 and 2006/07.  Detailed comparisons of Treasury and Inland Revenue forecasts can be found at www.treasury.govt.nz/forecasts/defu/2004.

Expenses

Table 2.6 – Expenses indicators

Expenses ($ million)	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Core Crown	41,608	45,751	48,092	51,225	54,521	57,423
Core Crown (excluding GSF valuation)	41,923	45,308	48,092	51,225	54,521	57,423
Total Crown	53,057	59,155	62,009	65,825	69,622	73,016

(% of GDP)
Core Crown	29.6	30.4	30.9	31.7	32.2	32.3
Core Crown (excluding GSF valuation)	29.9	30.1	30.9	31.7	32.2	32.3
Total Crown	37.8	39.3	39.8	40.7	41.1	41.0

Source:The Treasury

Expenses rise as a percentage of nominal GDP before stabilising

Core Crown operating expenses (excluding valuation items) are expected to rise by around 2% of GDP from 30.1% in 2004/05 to 32.3% of GDP by 2008/09.  This reflects the 2004 Budget package including the Working for Families initiative and spending allocated for future budgets.

Core Crown operating expenses increase on average by around 6.5% per year which flows through into the total Crown expenses trend.

Nominally, core Crown expenses increase around $11.7 billion between 2004/05 and 2008/09.  Removing the GSF liability movements, expenses increase by $12.1 billion over the same period.  The major drivers of these expense increases are indexation of benefits and forecast new spending for future Budgets.

The core spending areas of health and education are taking an increasing portion of the Budget each year.  Health spending as a proportion of total core Crown expenses increases from 18.1% in 2000/01 to 19.3% in 2004/05.  Education spending as a proportion of total core Crown spending also increases from 16.7% in 2000/01 to 17.8% in 2004/05.  Health spending grows by 32.4% from 2000/01 to 2004/05.  Education spending from 2000/01 to 2004/05 also grows by 32.4%.  Over the same period health spending increases from 5.7% of GDP in 2000/01 to 5.9% of GDP in 2004/05.  Education spending follows a similar trend and increases from 5.2% of GDP in 2000/01 to 5.4% of GDP in 2004/05.

Forecast new spending

The 2004 Budget Update allowed for $1.8 billion (GST inclusive) in new operating spending for Budget 2005.  The 2005 BPS has signalled an increase to the 2005 Budget new spending package to $2.1 billion (GST inclusive) in 2005/06 rising to $2.4 billion (GST inclusive) by 2008/09, net of revenue initiatives such as the thin capitalisation rule for banks.  The overall impact of the 2005 Budget package on the level of expenses is $2.3 billion (GST inclusive) rising to $2.8 billion (GST inclusive).

Figure 2.11 represents the cumulative new operating spending for the 2005 Budget through to Budget 2008 excluding revenue initiatives.  It shows:

•                  the 2005 Budget new spending is $2.3 billion rising to $2.8 billion.  It has a rising profile, as some initiatives are expected to have increasing costs due to implementation phasing

•                  Budget 2006 new spending is $2.1 billion (GST inclusive), while Budget 2007 and Budget 2008 allow for $2.2 billion (GST inclusive) and $2.3 billion (GST inclusive) of new operating spending respectively.  These are all higher than what was incorporated in the 2004 Budget Update which had $1.6 billion allocated to future budgets.  A portion of the future Budget packages have already been allocated to baselines (eg, health funding package).

The capital provisions in 2005/06 and 2006/07 are higher than the Budget Update by $750 million in both years recognising upcoming capital pressures taking new capital expenditure to a total of $2.9 billion spread over the next four years, plus the legislatively required NZS Fund contributions.

SOE and Crown entity surpluses

Over the forecast horizon SOEs and Crown entities contribute $7.2 billion to the operating balance.  These surpluses are largely retained by these entities to maintain and expand their asset bases (a total of $2.0 billion in dividends are expected to be returned).  The Government is forecast to provide $1.4 billion of injections (primarily in Health and Housing) to build assets in the Crown entity segment from past budgets.  Further injections from the forecast new capital spending will be considered in Budget 2005 and other future budgets.

Comparison with Budget Update

OBERAC and operating balance

Compared with the Budget Update the OBERAC is forecast to be initially stronger, largely reflecting improvements to tax revenue being sufficient to offset increases to new operating spending.  This trend reverses in 2007/08.

Table 2.7 – OBERAC reconciliation (explains changes to the OBERAC since the Budget Update)

($ million)	2004/05 Forecast	2005/06 Forecast	2006/07 Forecast	2007/08 Forecast

Operating balance 2004 Budget Update	5,671	4,994	5,111	5,365
Changes
Tax revenue	1,476	1,719	1,292	1,189
Other sovereign revenue	(41)	(10)	13	27
Investment income	156	105	103	99
Other revenue	125	13	12	19
Other change to SOEs and Crown entities (excluding ACC valuation change)	(180)	(54)	(34)	(4)
Total revenue change	1,573	1,773	1,386	1,330

Changes (core Crown expenses excl GSF 2003/04)
Change to future new operating spending	(20)	(44)	(625)	(1,267)
Welfare benefit forecast changes	147	285	237	201
Social Security & Welfare (excluding welfare forecast changes)	(51)	(129)	(170)	(180)
Education	(263)	(361)	(365)	(356)
Health	8	19	42	65
Transport	(122)	(71)	(74)	(81)
Other core Crown functional expenses	(347)	(162)	(139)	(159)
Finance costs	(129)	(103)	(69)	5
Total core Crown expense change	(777)	(566)	(1,163)	(1,772)

Total Changes	796	1,207	223	(442)
Operating balance 2004 December Update	6,497	6,201	5,334	4,923

Source:The Treasury

The difference between the OBERAC and the operating balance for the year ended 30 June 2005 is mainly due to the ACC ($296 million) and net GSF ($409 million) valuation movements.  The Budget Update had no adjustments to reconcile the OBERAC with the operating balance.

Changes to components within the OBERAC/operating balance forecast include:

•             tax revenue is higher than the Budget Update over the forecast horizon.  The changes reported are a mix of forecasting and policy changes (as outlined earlier in the chapter)

In summary over the forecast horizon expenses are higher than the Budget Update, largely reflecting the signalled increase in new spending for future Budgets outlined in the 2005 BPS.  Other expense changes include:

•             welfare forecast changes are lower over the forecast period primarily due to lower unemployment levels than forecast in the Budget Update

•             education expenses are higher over the forecast period mainly due to demographic changes and the specific allocation of new policy spending since the Budget Update

•             transport expenses have increased reflecting forecast changes, funded by an increase in transport-related taxes and also a change in the split between operating and capital spending

•             the change in other core Crown functional expenses mainly represents the allocation of the between budget spending up to Budget 2005.

•             The specific allocation of new policy spending since the Budget Update is outlined in Table 2.8 and 2.9.

Table 2.8 – Specific decisions for new policy since the 2004 Budget Update

($ million)	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast

Secondary teachers’ collective agreement	59	117	158	159
Primary and area school teachers’ collective agreement	55	125	182	183
Principals’ collective agreement	8	18	31	32
Early childhood education & Maori medium teacher scholarships	9	16	20	22
Business environmental expenditure	—	20	20	20
Department of Labour capability and strategic direction	2	9	9	9
Customs and MAF quarantine service capability	6	7	8	8
Other decisions	161	116	87	73
Total decisions since the 2004 Budget Update (GST inclusive)	300	428	515	506

Source:The Treasury

Table 2.9 – New capital spending since the 2004 Budget Update

($ million)	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast

Growth in the female custodial population	—	70	—	—
Meeting prison inmate demand pre-2008	33	92	—	—
Defence acquisition of light operational vehicles	37	16	—	—
Special operations capability: special forces equipment requirements	16	—	—	—
Refurbishment of the executive wing: final stages	—	15	—	—
Other decisions	43	23	16	—
Total decisions since the 2004 Budget Update (GST inclusive)	129	216	16	—

Source:The Treasury

Debt indicators

Gross sovereign-issued debt for 2004/05 has increased from that forecast in the Budget Update in 2004/05 by around $1.2 billion mainly due to the higher starting position from 2003/04 (debt neutral as the value of financial assets had a corresponding increase) offset by reductions in the 2004/05 borrowing requirement.

Further into the forecast horizon the increased cash position from 2003/04 and 2004/05 contributes to debt being lower than the Budget Update in 2005/06.  Gross debt is forecast to be lower by $2.3 billion in 2007/08.

Net debt follows the same trend as gross sovereign-issued debt and is also lower by $2.3 billion by 2007/08.

Table 2.10 – 2004 December Update fiscal indicators

	Year ended 30 June
Fiscal Indicators ($ million)	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Revenue
Total revenue	60,387	64,643	68,071	71,020	74,406	78,305
Core Crown revenue	46,932	50,581	52,818	54,983	57,812	61,116
Tax revenue	42,532	45,669	47,634	49,340	51,721	54,549

Expenses
Total expenses	53,057	59,155	62,009	65,825	69,622	73,016
Core Crown expenses	41,608	45,751	48,092	51,225	54,521	57,423

Operating balance - Core Crown	5,324	4,830	4,726	3,758	3,291	3,693
Operating balance - Crown entities	1,709	448	897	1,021	1,070	1,177
Operating balance - SOEs	672	785	900	929	955	1,014
Dividend elimination	(281)	(436)	(322)	(374)	(393)	(456)
Operating balance	7,424	5,627	6,201	5,334	4,923	5,428

OBERAC	6,629	6,467	6,201	5,334	4,923	5,428
OBERAC (excluding net NZS Fund asset returns)	6,436	6,184	5,699	4,648	4,035	4,317

Cash available/(shortfall to be funded)	520	1,436	(705)	(1,555)	(1,415)	(972)

Debt Indicators
Gross sovereign-issued debt	35,527	33,846	33,409	32,905	34,056	34,931
Total gross Crown debt	36,825	36,093	36,648	36,241	36,857	36,780
Net core Crown debt	15,204	13,065	12,461	12,612	12,873	13,215

Net core Crown debt with NZS Fund assets	11,248	6,719	3,406	658	(2,312)	(5,609)

Net worth	35,463	41,109	47,310	52,644	57,567	62,995

Domestic bond programme	2,212	2,052	2,473	2,754	1,750	3,367

Nominal GDP	140,336	150,400	155,871	161,625	169,487	178,029

Fiscal Indicators as a % of GDP
Revenue
Total Crown revenue	43.0	43.0	43.7	43.9	43.9	44.0
Core Crown revenue	33.4	33.6	33.9	34.0	34.1	34.3
Tax revenue	30.3	30.4	30.6	30.5	30.5	30.6

Expenses
Total Crown expenses	37.8	39.3	39.8	40.7	41.1	41.0
Core Crown expenses	29.6	30.4	30.9	31.7	32.2	32.3

Operating balance	5.3	3.7	4.0	3.3	2.9	3.0
OBERAC	4.7	4.3	4.0	3.3	2.9	3.0
OBERAC (excluding net NZS Fund asset returns)	4.6	4.1	3.7	2.9	2.4	2.4

Debt Indicators
Gross sovereign-issued debt	25.3	22.5	21.4	20.4	20.1	19.6
Total gross Crown debt	26.2	24.0	23.5	22.4	21.7	20.7

Net core Crown debt	10.8	8.7	8.0	7.8	7.6	7.4
Net core Crown debt with NZS Fund assets	8.0	4.5	2.2	0.4	-1.4	-3.2

Net worth	25.3	27.3	30.4	32.6	34.0	35.4

New Zealand Superannuation Fund
Fund asset returns (after tax)	193	283	502	686	888	1,111
Fund contributions	1,879	2,107	2,207	2,213	2,343	2,528
Fund assets (year end)	3,956	6,346	9,055	11,954	15,185	18,824
% of GDP	2.8	4.2	5.8	7.4	9.0	10.6

Source:The Treasury

Table 2.11 – 2004 Budget Update fiscal indicators

	Year ended 30 June
Fiscal Indicators ($ million)	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast

Revenue
Total revenue	60,387	62,525	65,374	68,565	72,000
Core Crown revenue	46,932	48,910	51,027	53,586	56,499
Tax revenue	42,532	44,193	45,915	48,048	50,532

Expenses
Total expenses	53,057	57,005	60,531	63,605	66,786
Core Crown expenses	41,608	44,474	47,526	50,062	52,749

Operating balance - Core Crown	5,324	4,436	3,501	3,524	3,750
Operating balance - Crown entities	1,709	749	936	1,050	1,078
Operating balance - SOEs	672	835	928	934	965
Dividend elimination	(281)	(349)	(371)	(397)	(428)
Total operating balance	7,424	5,671	4,994	5,111	5,365

OBERAC	6,629	5,671	4,994	5,111	5,365
OBERAC (excluding net NZS Fund asset returns)	6,436	5,340	4,492	4,421	4,464

Cash available/(shortfall to be funded)	520	(808)	(1,176)	(1,466)	(1,541)

Debt Indicators
Gross sovereign-issued debt	35,527	32,663	33,622	34,946	36,344
Total gross Crown debt	36,825	34,857	36,579	37,572	37,684
Net core Crown debt	15,204	15,336	15,162	14,985	15,136

Net core Crown debt with NZS Fund assets	11,248	9,013	6,118	2,909	(345)

Net worth	35,463	35,403	40,397	45,508	50,873

Domestic bond programme	2,212	2,311	2,958	3,556	538

Nominal GDP	140,336	144,441	150,947	158,626	167,051

Fiscal Indicators as a % of GDP
Revenue
Total Crown revenue	43.0	43.3	43.3	43.2	43.1
Core Crown revenue	33.4	33.9	33.8	33.8	33.8
Tax revenue	30.3	30.6	30.4	30.3	30.2

Expenses
Total Crown expenses	37.8	39.5	40.1	40.1	40.0
Core Crown expenses	29.6	30.8	31.5	31.6	31.6

Operating balance	5.3	3.9	3.3	3.2	3.2
OBERAC	4.7	3.9	3.3	3.2	3.2
OBERAC (excluding net NZS Fund asset returns)	4.6	3.7	3.0	2.8	2.7

Debt Indicators
Gross sovereign-issued debt	25.3	22.6	22.3	22.0	21.8
Total gross Crown debt	26.2	24.1	24.2	23.7	22.6

Net core Crown debt	10.8	10.6	10.0	9.4	9.1
Net core Crown debt with NZS Fund assets	8.0	6.2	4.1	1.8	-0.2

Net worth	25.3	24.5	26.8	28.7	30.5

New Zealand Superannuation Fund
Fund asset returns (after tax)	193	331	502	690	901
Fund contributions	1,879	2,107	2,219	2,342	2,504
Fund assets (year end)	3,956	6,323	9,044	12,076	15,481
% of GDP	2.8	4.4	6.0	7.6	9.3

Source:The Treasury

Fiscal Indicators and the Use of the Operating Surplus

There are a number of indicators that are important in understanding the state of the Government’s fiscal position.  All provide important information on the Government’s activity and no one indicator can explain everything.  For example:

•             the operating surplus reflects the difference between current revenues and current expenses.  It also includes the results of SOEs and Crown entities.  It is an accrual measure showing whether the Government is raising sufficient revenue to cover current expenses.  It does not capture all spending, especially new capital spending

•             cash flows provide an indicator of the net effect of all activity, operating and capital, and how it will be financed.  Put another way, cash flows can be used to show how any operating surplus is utilised.  They show the cash effect of any operating surplus and how it is then either used to repay debt (which happened through the 1990s when government debt was high) or spent on acquiring assets (which has been the focus recently to save in the NZS Fund or allocate more to new assets)

•             gross debt is a stock (a balance sheet item).  The debt burden captures the effect of government decisions in that all operating and capital expenditure not funded by revenues or asset sales will need to be funded by borrowing.  The Government is working to ensure debt is falling through 20% of GDP before 2015.

Why does the Government run an operating surplus?  Why is it not “available” for more spending or tax cuts?

The answer to these questions is the Government’s fiscal strategy.  The Government runs an operating surplus to help it save for future demographic issues (hence the contributions to the NZS Fund) and to assist in the financing of the Government’s capital programme.  The Government still needs to borrow some money in most years to fund the shortfall between the forecast operating surplus and the capital programme (which is often larger than the surplus).

The following graph shows how the operating surplus (or OBERAC) is used in each year over the forecast horizon, and therefore why nominal debt has to increase even when there is a “surplus”.

Source:The Treasury

The following table explains how the operating surplus/OBERAC is calculated for the 2004/05 and the 2005/06 financial years and then how it is applied.  Any extra spending or reduced tax revenue would add to the bottom-line cash shortfall (and add to the need to borrow).

$ million	2004/05	2005/06	Description of Items

	50,581	52,818	Core Crown revenues – these are the revenues the Government collects. They are mainly taxes.
	-45,751	-47,992	Core Crown expenses – these represent most of the Government’s spending, BUT not all of it. They are the day-to-day spending (salaries, benefit payments, etc) that does not create Government assets.
	797	1,475	Net surplus of SOEs and Crown entities – this is the net surplus (after dividends) that SOEs and Crown entities make.
Operating balance	5,627	6,201	Operating balance – the residual of revenues less expenses plus surpluses from state-owned enterprises and Crown entities. It is the Government’s operating profit or loss.
	840	—	OBERAC adjustments – removal of revaluation movements
OBERAC	6,467	6,201	OBERAC – the residual from revenues and expenses less removal of large valuation movements (the OBERAC and operating balance are the same in forecast years).
Less	861	-822

Retained items and non-cash items – items such as the net surplus of SOEs/Crown entities and the net investment returns of the NZS Fund are retained by these entities. The surpluses generated (unless withdrawn from the entities) cannot be used for other purposes so do not aid in funding other government spending. Depreciation expense is also removed as it is non-cash (it is captured in the actual purchase of assets below). Additionally, the actual working capital movements such as payment of creditors impacts on the level of net cashflows from operations.

Equals surplus cash flows	7,328	5,380

Cash from operations – these are the cash flows from core Crown operations (excluding the NZS Fund). This is the cash equivalent of the operating surplus and is available to assist fund capital spending.

Less capital spending	-2,107	-2,207	Contributions to the NZS Fund – the Government’s annual contribution to the NZS Fund to build up assets to contribute to future NZS payments.
	-1,705	-1,396	Purchase of assets – departments buy assets including computer equipment, new buildings and defence equipment.
	-772	-868	Loans to others (advances) – these are mainly student loans (the Government is committed to help students access tertiary education by funding student loans).
	-650	-299	Net capital injections – investments in Crown entities to enable them to build hospitals and housing.
	-500	-500	Reserve Bank reserves – purchase of extra reserves to assist the Reserve Bank to maintain financial stability.
	-158	-815	Capital forecast – an amount set aside for further capital activity. The Government has not yet decided on the specific initiatives.
What is left	1,436	-705	Cash available/ (shortfall) – this amount needs to be funded if it is a shortfall. Funding is provided by selling surplus financial assets (because of surplus cash from prior years) or borrowing more.

Risks to Fiscal Forecasts

The fiscal forecasts were finalised on 2 December 2004 in accordance with the forecast accounting policies.  There are certain risks around the forecast results.  To assist in evaluating such risks the following chapters should be read in conjunction with the fiscal forecasts:

•             Risks and scenarios (Chapter 3) – The fiscal forecasts are based on the economic forecasts presented in Chapter 1 and any variation from the economic forecast will affect on the fiscal forecasts, in particular tax revenue and benefit expenses.  The risks and scenarios chapter discusses the effect on the forecasts under different circumstances.

•             Specific fiscal risks (Chapter 4) – The fiscal forecasts incorporate government decisions up to 2 December 2004.  The specific fiscal risks chapter covers specific policy decisions that are under active consideration by the Government at the time of the finalisation of the forecasts.

In addition to the specific fiscal risks and the link to the economic forecasts, there are a number of forecasting issues explained below that may arise in future.

Tax forecasting risks

The tax forecasts prepared for this December Update are based on current tax policy and on the macroeconomic central forecast.  Sensitivities of tax revenue to changes in economic conditions are presented in the Risks and Scenarios chapter on page 60.

State-owned enterprises and Crown entities forecasts

The forecasts for large SOEs and Crown entities were provided in October 2004 based on their best assessments at that time.

Revaluation of property, plant and equipment

Crown accounting policy is to revalue certain classes of property, plant and equipment on a regular basis.  In certain circumstances the valuation will be affected by foreign exchange rates, so any appreciation in the New Zealand dollar (from 30 June 2004) will adversely affect the current physical asset values included in the fiscal forecasts.

Discount rates

The GSF and ACC liabilities included in these forecasts have been valued as at 31 October and 30 September respectively.  The liabilities are to be next valued for the 2005 Budget Update.  Any change in discount rates will affect the presented fiscal forecast.  For example, if the discount rate rises, the value of the liabilities will decrease.

International financial reporting standards

The New Zealand Accounting Standards Review Board announced in December 2002 that International Financial Reporting Standards (IFRSs) will apply to financial reporting by both public and private sector entities from 1 January 2007, but with entities having the option to adopt from 1 January 2005.

The Crown plans to adopt the New Zealand IFRSs in the 2007 Budget.

Tertiary education institutes’ (TEIs’) accounting treatment

The forecast information presented in the 2004 December Update combine TEIs on an equity accounting basis.  As noted in previous publications the combination treatment of TEIs remains unresolved.

The combination method adopted in these forecasts is to equity account for the TEIs’ net surpluses and net investment and not the TEI revenues, expenses, assets and liabilities on a line-by-line method.  This is consistent with the treatment adopted in the 2004 Crown financial statements.

The key indicators are unchanged as a result of the combination approach for TEIs (refer page 56 of the 30 June 2004 Crown financial statements).

Foreshore and seabed recognition

The Foreshore and Seabed Act 2004 vests in the Crown the full legal and beneficial ownership of the public foreshore and seabed.  Whether the public foreshore and seabed, or parts of, meet the requirements for asset recognition for the purposes of reporting in the Crown Financial Statements and fiscal forecasts is currently being considered.  Any recognition of public foreshore and seabed for reporting purposes will increase the value of physical assets, revenue and net worth included in the fiscal forecasts but is excluded from the calculation of the OBERAC.

3

Risks and Scenarios

Summary

•             The December Update forecasts reflect a number of judgements about how different factors that may affect the economy will evolve. If actual events evolve differently from these judgements, the economy could take an alternative path to that of our central forecast, with consequent impacts on the fiscal outlook.

•             In the central forecast presented in Chapter 1, economic growth is expected to remain strong over the remainder of the year to March 2005 prior to the economy entering a period of slower growth. The future pace and depth of that slowdown is dependent on how different factors evolve. This chapter explores what is likely to happen to economic and fiscal outcomes if several of the factors evolve differently.

•             The extent to which household debt will impinge upon the spending decisions of households and the associated growth in private consumption and residential investment is one set of key judgements associated with the central forecast.  The scenario of continued strength in household expenditure examines the impact of this debt constraint being smaller than the effect built into the central forecasts. The scenario shows a generally diminishing boost to real GDP but higher nominal GDP throughout the forecast period, resulting in a larger fiscal surplus.

•             The future path of the exchange rate and its impacts on exporters have also been key judgements in forming the central forecasts. The second scenario is based on a continued appreciation of the exchange rate, combined with a more substantial impact on exporters. This scenario results in a period of slower economic growth and reduces the level of nominal GDP throughout the forecast period.

Economic Risks

The central forecast reflects the balancing of potential upside and downside risks facing the economy to arrive at our best assessment of the way the economy is likely to develop.  This requires a number of key judgements to be made about how the various forces affecting the economy will evolve.  If actual events differ from these judgements, the economy may deviate from the central forecast.  There are both upside and downside risks around the economic outlook.

A number of the potential risks are domestically orientated

Climatic conditions are an important influence on agricultural related production in New Zealand.  According to NIWA, the tropical Pacific is currently in a weak El Niño state, which is likely to continue into early 2005.  El Niño climatic conditions tend to be associated with enhanced westerly winds and drier conditions in the East.  A more severe event and the associated dry conditions would have a detrimental impact on agricultural production and if lake levels were to fall significantly could reduce hydro electric generation.

A number of the key judgements underpinning the central forecast relate to the spending and investment behaviour of domestic consumers and businesses.

There is a risk that the central forecast has underestimated the strength of momentum in consumer demand.  Spending on consumption items and housing has been strong recently, buoyed by a strong labour market, higher terms of trade and the wealth effects associated with increased house prices.  These factors have contributed to a high level of consumer confidence and may have a longer lasting impact on consumer spending than is incorporated in the central forecast.

Implicit in the central forecast is the judgement that the continued accumulation of debt by households will act as a constraint on future private consumption growth.  The ratio of debt to household income is at record high levels and despite a forecast slowing in consumption growth this ratio is expected to continue to increase over the forecast period.  A key uncertainty in the economic outlook is around households’ willingness to continue to expand debt further and the impact of higher debt servicing costs.  Should the debt constraint not impinge as strongly on the spending decisions of households then there is likely to be upside risk to household spending on consumption items and residential investment.  Alternatively, a more substantial attempt by households at debt consolidation would pose downside risk.  One of the scenarios in the subsequent section considers how the economy might develop if the current strength in household expenditure was to persist for longer than factored into the central forecast.

The international backdrop is still important

For a small open economy like New Zealand, developments in the world economy are important drivers of domestic activity, through the impact on both the prices and volumes of exports and imports, and through interest rates and confidence.  Chapter 1 outlined the Consensus forecasts for trading partner growth that underpin the central forecast.  Recently Consensus forecasts of global growth for 2005 have been fairly constant albeit with slight downward revisions since mid 2004.  Overall the outlook for the world economy remains solid, although growth is expected to be slower than over the past 12 months.

World prices for a number of the commodities that New Zealand exports are at or near record highs.  Under the central forecast the world prices for New Zealand’s exports are expected to decline over 2005.  The current strength in world prices is both due to strong world demand from a buoyant world economy as well as supply side factors that are constraining supply in agricultural markets.  Supply side factors include climatic factors in parts of Australia and the United States which have limited the production of dairy and beef.  Lamb production in the United Kingdom has still not recovered from the impact of the foot and mouth outbreak in 2001, while the United States has restricted beef imports from Canada following a case of BSE there in 2003.  Some on-going support to meat prices, particularly lamb, is built into the central forecast.  However, should supply conditions continue to affect production in other countries and markets, world prices for such commodities may remain higher than is incorporated in the central forecast with the result of higher than expected incomes for New Zealand’s agricultural producers.

There are also some downside risks to the global outlook.  If oil prices were to increase significantly then world growth is likely to be negatively affected.  A study by the International Energy Agency suggests that a sustained increase in oil prices of $US10 per barrel would subtract around 0.5% from world growth in the first year following the price increase.

In addition to concerns around oil prices, the global economy still contains a number of structural imbalances, which continue to be exacerbated as US domestic demand has risen faster than that of other countries. A particular concern is how the sizeable US current account and budget deficit adjustment will work through, including the response of the US dollar.  Any further weakening of the US dollar as part of this adjustment process could lead to a further appreciation of the New Zealand dollar, with a subsequent impact on New Zealand’s economic outlook.

How the recent high level of the exchange rate impacts on the future performance of the economy, as well as the future path of the exchange rate are key judgements for the forecasts. Analysis of the impact of the exchange rate on the economy is complicated by the importance of cross rates with particular trading partners, various hedging strategies of firms, and commodity price movements.  The central forecast incorporates a negative impact from the exchange rate on services and manufactured export volumes, with a lag of up to two years. The extent to which exporters’ incomes suffer from the previous level of the exchange rate and how this feeds through into domestic spending behaviour is a risk to the outlook.  There is a risk that the exchange rate may have a larger negative impact on export volumes than is incorporated in the central forecast as well as the possibility of a further appreciation in the exchange rate.  Such a possibility is included as a scenario in the next section.

Economic Scenarios

The following scenarios present two possible growth paths for the economy when some of the key judgements underlying the central forecast are altered. In the first scenario, labelled “Continued strength in household expenditure”, stronger consumption and residential investment growth raises real GDP growth in the near term.  The second scenario, labelled “A larger exchange rate impact on exports”, shows the impact on GDP growth if a higher exchange rate has a more detrimental impact on export volumes.  The scenarios are two of a large number of possible examples, and do not represent upper or lower bounds for the central forecast, with more extreme paths possible.

Table 3.1 – Alternative scenarios: summary

	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Production GDP (annual average % change, year ending 31 March)
Central forecast	3.6	4.7	2.4	2.6	3.1	3.0
Continued strength in household expenditure	3.6	5.2	2.8	2.4	3.0	2.8
A larger exchange rate impact on exports	3.6	4.5	1.3	3.9	3.5	3.0

Nominal Expenditure GDP (annual average % change, year ending 31 March)
Central forecast	6.2	8.2	4.2	3.3	4.7	5.0
Continued strength in household expenditure	6.2	8.8	5.2	3.4	4.7	4.9
A larger exchange rate impact on exports	6.2	8.0	3.0	3.6	4.8	5.0

OBERAC ($ billion, year ending June)
Central forecast	6.6	6.5	6.2	5.3	4.9	5.4
Continued strength in household expenditure	6.6	6.8	7.0	6.0	5.4	5.9
A larger exchange rate impact on exports	6.6	6.1	5.6	5.1	4.6	5.2

Sources:Statistics New Zealand, The Treasury

Continued strength in household expenditure

In the central forecast a significant slowing in household expenditure growth is a major driver of the slowdown in real GDP, with residential investment growth turning negative and private consumption slowing considerably.  This scenario considers what may happen if households were to continue with a higher level of spending than is factored into the central forecast.  Household debt would therefore grow more rapidly than in the central forecast.  In this scenario real GDP growth is stronger over the years to March 2005 and 2006 due to both stronger private consumption and residential investment growth relative to the central forecast.

The strong state of the labour market and intense competition by banks diluting the impact of interest rate rises are possible reasons why consumers may continue their momentum in spending.  Increased demand for imports offsets some of the increased domestic demand.  However, in aggregate, current capacity constraints are intensified with the unemployment rate falling to 3.5%.

Table 3.2 – Continued strength in household expenditure

(Annual average % change, Year ending 31 March)	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Private consumption	5.3	6.1	3.7	1.5	1.7	3.1
Residential investment	15.8	17.3	2.1	-8.7	-4.4	-1.1
Business investment	12.5	15.3	4.9	0.1	3.0	3.7
Gross national expenditure	6.7	8.0	3.8	1.0	1.8	3.0

Exports of goods and services	0.8	5.5	4.1	6.3	4.4	2.6
Imports of goods and services	11.0	14.2	7.4	2.5	0.6	3.1

GDP (production measure)	3.6	5.2	2.8	2.4	3.0	2.8

Employment growth	2.9	3.3	1.2	1.4	1.3	0.7
Unemployment rate(1)	4.2	3.5	3.7	3.6	4.0	4.4
90-day bank bill rate(2)	5.5	7.0	6.8	6.1	5.9	5.7
TWI(2)	66.9	69.7	64.2	59.5	59.3	59.6
CPI(3)	1.5	3.0	3.4	2.7	2.3	2.1
Current account balance (% GDP)	-4.4	-5.6	-6.7	-6.7	-5.8	-5.8
Nominal GDP (expenditure measure)	6.2	8.8	5.2	3.4	4.7	4.9

Sources:Statistics New Zealand, Reserve Bank of New Zealand, The Treasury

NOTES:              (1)     Percentage of labour force, March quarter, seasonally adjusted.

(2)     Average for March quarter.

(3)     Annual percentage change, March quarter.

With increased pressure on resources, inflationary pressures intensify resulting in a tightening of monetary policy with interest rates remaining above the central forecast for the majority of the forecast period.  Despite the tightening, CPI inflation is higher than the central forecast from the beginning of 2005.

Increased domestic demand results in firms increasing their employment, with employment growth being above the central forecast until the final year. This means that the unemployment rate remains below 4% for the next 3 years. In the near future, firms also increase their business investment; however given higher interest rates this reaction is quite modest.

Some of the higher consumption will be met from imports.  Higher import volume growth relative to the central forecast drives the current account to a more negative position.  The current account deficit approaches 7% of GDP midway through 2006.  This contributes to a depreciation of the exchange rate with the TWI falling below the central forecast level between 2006 and 2008.

By the years to March 2007 and 2008 the greater momentum in domestic demand has run its course and growth falls below the central forecast.  Contributing to this are higher interest rates and a lower exchange rate pushing up the price of imported goods which constrains household spending.  This contributes to GDP growth falling below the central forecast in the year to March 2007 and remaining at or below the central forecast rate for the remainder of the forecast period.

The lower exchange rate also provides some relief to exporters with export volume growth in the year to March 2007 being nearly 1% higher than the central forecast, providing some offset to falling domestic demand growth in this period.

By the end of the forecast period the gap between real economic activity in this scenario and in the central forecast is closing, with the level of real GDP still around $300 million higher than in the central forecast.  The effect of the price level shock accumulates so that by the end of the forecast period nominal GDP is around $2.5 billion higher than in the central forecast.  This increases the size of the OBERAC.

A larger exchange rate impact on exports

This scenario illustrates the impact of the exchange rate appreciating further, combined with a greater lagged effect on exports of the recent exchange rate appreciation.  Export growth is lower than the central forecast from the beginning of 2005 through to early 2006.

The continued appreciation of the exchange rate, coupled with a larger negative impact on export volumes than in the central forecast, constrains growth in export volumes.  This contributes to GDP growth falling to 1.3% in the year to March 2006.

The exchange rate reaches a high of just under 72 on a TWI basis.  As well as constraining export growth in the years to March 2005 and particularly in the year to March 2006, the higher exchange rate encourages increased import volumes in the year to March 2006.  This contributes to the current account deficit becoming larger, reaching 7.1% of GDP in the year to March 2006.

With production growing less strongly than under the central forecast, there is less demand for labour with the consequence that employment growth is around 1% lower in the year to March 2006.  This contributes to the unemployment rate increasing to 5% by the end of the 2006 March year.  Capacity constraints also ease, contributing to significantly lower inflationary pressure and enabling interest rates to fall relative to the central forecast.  By the end of 2005 interest rates are around 50 basis points lower than in the central forecast.

A smaller interest rate differential with the rest of the world and the larger deficit on the current account results in the exchange rate depreciating so that by early 2006 the exchange rate is below its level in the central forecast.  This helps drive a recovery in net exports with export growth recovering to 7.4% in the year to March 2007, while at the same time the exchange rate depreciation makes imports more expensive causing import growth to slow.

The recovery in exports also contributes to higher business investment growth in the year to March 2007 than in the central forecast; however relative to recent investment growth this is still relatively muted.

Table 3.3 – A larger exchange rate impact on exports

(Annual average % change, Year ending 31 March)	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Private consumption	5.3	5.5	2.5	2.0	2.1	2.8
Residential investment	15.8	14.3	-6.2	-2.6	-0.9	-1.4
Business investment	12.5	15.2	4.9	2.7	1.5	2.6
Gross national expenditure	6.7	7.4	2.6	2.2	2.0	2.7

Exports of goods and services	0.8	4.7	1.3	7.4	6.2	3.4
Imports of goods and services	11.0	13.7	5.1	2.7	1.8	2.4

GDP (production measure)	3.6	4.5	1.3	3.9	3.5	3.0

Employment growth	2.9	3.3	-0.1	0.4	1.7	1.4
Unemployment rate(1)	4.2	3.6	5.0	4.7	4.5	4.6
90-day bank bill rate(2)	5.5	6.8	5.9	5.9	6.0	5.8
TWI(2)	66.9	71.5	64.1	60.2	58.7	58.4
CPI(3)	1.5	2.8	2.2	1.7	2.2	2.1
Current account balance (% GDP)	-4.4	-5.7	-7.1	-6.7	-5.7	-5.2
Nominal GDP (expenditure measure)	6.2	8.0	3.0	3.6	4.8	5.0

Sources:Statistics New Zealand, Reserve Bank of New Zealand, The Treasury

NOTES:              (1)     Percentage of labour force, March quarter, seasonally adjusted.

(2)    Average for March quarter.

(3)    Annual percentage change, March quarter.

In this scenario, the level of real GDP at the end of the forecast period is broadly similar to the level in the central forecast. The price-level shock is permanent, so nominal GDP is around $2 billion lower at the end of the forecast period.  This results in a lower OBERAC.

Fiscal Scenarios

The fiscal position is strongly influenced by the economy. The major economic determinants, and how they impact on the fiscal position, are listed below. While each effect is expressed in terms of an increase, the opposite impact applies for a decrease.

•             Nominal GDP – stronger GDP levels are reflected in a higher tax take, which increases the operating balance and lowers the government’s debt.

•             Annual wage growth – higher wage growth increases labour costs, which contribute to most expense classes. This lowers the operating balance and lifts debt levels.

•             Interest rates – higher interest rates lead to increased debt financing costs. While interest-based revenue increases too, the negative effect of higher finance costs on the operating balance dominates, meaning debt increases.

•             The level of unemployment – higher levels of unemployment translate to increased spending, because the number of unemployment beneficiaries rises. This decreases the operating balance and raises debt levels.

•             CPI inflation – as most benefits are indexed to CPI movements, higher inflation increases benefit costs. This reduces the operating balance and increases debt.

Table 3.4 – Alternative scenarios: OBERAC and gross debt

Year ending 30 June	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

OBERAC ($ billion)
Central forecast	6.6	6.5	6.2	5.3	4.9	5.4
Continued strength in household expenditure	6.6	6.8	7.0	6.0	5.4	5.9
A larger exchange rate impact on exports	6.6	6.1	5.6	5.1	4.6	5.2

Gross sovereign-issued debt ($ b)
Central forecast	35.5	33.8	33.4	32.9	34.1	34.9
Continued strength in household expenditure	35.5	33.5	32.3	31.1	31.8	32.2
A larger exchange rate impact on exports	35.5	34.2	34.4	34.0	35.5	36.6

OBERAC (% GDP)
Central forecast	4.7	4.3	4.0	3.3	2.9	3.0
Continued strength in household expenditure	4.7	4.5	4.4	3.7	3.1	3.3
A larger exchange rate impact on exports	4.7	4.1	3.7	3.2	2.7	3.0

Gross sovereign-issued debt (% GDP)
Central forecast	25.3	22.5	21.4	20.4	20.1	19.6
Continued strength in household expenditure	25.3	22.1	20.4	19.0	18.5	17.9
A larger exchange rate impact on exports	25.3	22.9	22.4	21.3	21.2	20.8

Sources:Statistics New Zealand, The Treasury

The increase to GDP, from the central forecast, in the “Continued strength in household expenditure” scenario is greater in magnitude than the decrease under the “A larger exchange rate impact on exports” scenario. Consequently the impacts on the key fiscal indicators are greater under the “higher GDP” scenario.

In the “Continued strength in household expenditure” scenario the OBERAC is above the central forecast value in every year of the forecast. Stronger GDP growth results in increased tax revenue. While expenses also increase, largely due to a higher labour cost component and the impact of stronger inflation on benefit indexation, the lift in tax revenue is more than enough to offset the increased expenditure.

By contrast the OBERAC track for the “A larger exchange rate impact on exports” scenario runs below that of the central forecast. Weaker GDP growth than under the central forecast track leads to reduced tax revenue, but lower wage growth and less inflation provides some offset in the form of lower expenses. While the impact on taxes remains relatively constant across the forecast period, the magnitude of the reduction in expenses grows, mainly because the decrease in labour costs is more significant under this scenario. As a result the gap between the OBERAC track of this scenario and that of the central forecast tends to close towards the end of the forecast period. By this stage, what remains of the gap is as much due to higher finance costs on an increased debt stock as it is to the difference between the contrasting impacts on tax and non-finance cost expenditure.

Higher operating balances in every year of the forecast track, under the “Continued strength in household expenditure” scenario, lead to reduced borrowing in every year. While the interest rate applied to debt is not significantly different under the scenario to that in the central forecast, debt financing costs still reduce due to the lower level of debt. These two factors produce a cumulative effect in decreasing gross sovereign-issued debt (GSID) over the forecast horizon.

The opposite effects apply in driving the GSID track of the “A larger exchange rate impact on exports” scenario above that of the central forecast. Lower operating balances result in higher borrowing requirements, which increase debt. As the reductions in the OBERAC from the central forecast were not as large as the increases were in the “Continued strength in household expenditure” scenario, the increases in GSID are also of a smaller magnitude than the reductions seen in the other scenario.

Fiscal Sensitivities

The scenarios above indicate the sensitivity of fiscal aggregates to changes in economic conditions.  Table 3.5 provides some “rules of thumb” on the sensitivities of the fiscal position to changes in specific variables.

Table 3.5 – Fiscal sensitivity analysis

($ million) Year ending 30 June	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

1% Lower Nominal GDP Growth per Annum
Revenue	(430)	(905)	(1,410)	(1,965)	(2,555)
Expenses (mainly debt servicing)	15	55	120	225	360
Impact on the Operating Balance	(445)	(960)	(1,530)	(2,190)	(2,915)

Revenue Impact of a 1% Decrease in the Growth Rates of:
Wages and salaries	(185)	(400)	(625)	(875)	(1,145)
Taxable business profits	(95)	(220)	(350)	(490)	(650)

One Percentage Point Lower Interest Rates
Interest income	(15)	(28)	(38)	(48)	(57)
Expenses	(72)	(154)	(202)	(236)	(236)
Impact on the Operating Balance	57	126	164	188	179

One Percentage Point Lower Real Interest Rates
ACC liability (SOE and Crown entity surpluses)	(700)
GSF liability (expenses)	(1,900)

Impact on the Operating Balance	(2,600)

The forecasts of capital contributions to the New Zealand Superannuation (NZS) Fund are sensitive to the expected net after-tax annual return of the NZS Fund, which in turn depends on the expected gross rate of return assumed on the Fund’s assets:

Table 3.6 – New Zealand Superannuation Fund contributions sensitivity analysis

	Marginal Change	Effect on Net Return After Tax	Effect on Capital Contribution ($ billion, year ending 30 June)
Variable	(%age points)	(%age points)	2006	2007	2008	2009
Expected gross rate of return	-1%	-0.67%	+0.170	+0.180	+0.195	+0.210

A +1% change in the gross rate of return would have symmetrical, negative effects on the required capital contribution track across these years.

4

Specific Fiscal Risks

Introduction

This chapter describes the specific fiscal risks to the Crown, including contingent liabilities.  The Fiscal Responsibility Act (FRA) requires disclosure of all government decisions and other circumstances that may have a material effect on the fiscal and economic outlook.

Criteria for Disclosure of Specific Fiscal Risks

To ensure a practicable and consistent disclosure approach, fiscal risks are disclosed based on the following criteria, consistent with the principles of the FRA:

•             Reasonable certainty criteria – risks have not been included in the fiscal forecasts because they reflect government decisions or legislative commitments with uncertain fiscal consequences or timing.

•             Materiality criteria – risks have an impact on the fiscal forecasts (operating balance, net worth or gross debt) of $10 million or more in any one forecast year.

•             Active consideration criteria – risks are being actively considered by the Minister of Finance and responsible Ministers (ie are the subject of written reports) or are decisions that have been deferred until a later date.

Exclusions from Disclosure

The FRA requires that all specific fiscal risks be disclosed, except where it is determined by the Minister of Finance that disclosing a risk is likely to:

•             prejudice the substantial economic interests of New Zealand, or

•             prejudice the security or defence of New Zealand or international relations of the Government, or

•             compromise the Crown in a material way in negotiation, litigation or commercial activity, or

•             result in a material loss of value to the Crown.

Specific fiscal risks do not include:

•             normal forecasting risks, such as uncertainty around welfare benefits, SOE/Crown entity surpluses, the impact of regular revaluations of physical assets, finance costs, or fluctuations in external markets

•             possible changes to the interpretation of accounting policies, such as the changes to revenue recognition rules and recognition of liabilities

•             discussion documents containing proposals that the Minister of Finance and responsible Ministers will not actively consider until the consultation process has been completed.

In addition, the Minister of Finance has to determine that there is no reasonable or prudent way the Government can avoid this prejudice, compromise or material loss by making a decision on the fiscal risk before the finalisation of the forecasts, or by disclosing the fiscal risk without reference to its fiscal implications.

Contingent liabilities are also included according to materiality.  Contingent liabilities below $10 million are included in the “other quantifiable contingent liabilities” total.  Comparatives have been adjusted where appropriate to align with the disclosure of new “material” contingent liabilities.  The total amount of contingent liabilities remains unchanged.

Information Relating to All Disclosed Risks

•             The risks disclosed may not eventuate into Government policy and the final cost or saving may differ from the amount disclosed if the policy is developed.

•             All risks, should they eventuate, would impact on the Government’s forecast operating and/or capital spending amounts.  These are forecast spending amounts already incorporated into the forecasts, to accommodate policy initiatives on which decisions have yet to be made.  Most risks outlined in this chapter, if they eventuate, would be covered by these amounts and therefore have no impact on the forecasts.  The risks have been disclosed to indicate the pressure the risks place upon the forecast spending amounts.

•             If the total of all risks considered exceeds the forecast new operating spending amounts in the forecasts, this would impact on the operating balance.

•             There are a number of other pressures on the fiscal position that have not been included as risks.  These pressures comprise proposals largely generated within individual departments and not yet considered by the Minister of Finance and responsible Ministers.  Such items are expected to be managed within forecast spending amounts noted above.

Time-Limited Funding

Time-limited funding does not meet the definition of a “risk” under the FRA, but is further information that is prepared to increase transparency about initiatives with funding profiles that cease or decrease during the forecast period.

The following table outlines those areas where initiatives have time-limited funding that decreases or ceases at some point, using a $5 million materiality threshold.  They are often related to pilot programmes that may or may not be extended.  If operating funding were to be appropriated to maintain funding levels for these initiatives (ie, extend the initiative beyond its current scheduled completion date), the total impact would be up to $529 million in 2004/05, $86 million in 2005/06 and $47 million from 2006/07, which would need to be managed within the forecast operating spending amounts.

Vote	Description of initiative	Operating impact ($ million)

Agriculture and Forestry	Sustainable Farming Fund	25 in 04/05, 11 in 06/07
Agriculture and Forestry	Response to Lower North Island storm	23 in 04/05
Agriculture and Forestry	Response to Bay of Plenty storm	6 in 04/05
Biosecurity – Agriculture and Forestry	Painted Apple Moth eradication programme	6 in 04/05
Defence Force	Engineering Deployment in Afghanistan	20 in 04/05
Defence Force	Accommodation – New Zealand Defence Force	5 in 06/07
Education	Project PROBE	29 in 04/05
Education	Microsoft Software Licensing	8 in 04/05, 9 from 05/06, 4 from 06/07
Energy	Electricity Efficiency Programme	8 in 05/06, 11 from 06/07
Finance	Upgrade of Rail Network	200 from 04/05 to 07/08 (MYA)
Health	Meningococcal Vaccine Programme	94 in 04/05, 47 from 05/06, 12 from 06/07
Immigration	GIF – targeting skills in Immigration	11 in 04/05 and 05/06, 4 from 06/07
Internal Affairs	Weathertight Homes Resolution Service	18 in 04/05
Internal Affairs	Chinese Poll Tax Reconciliation Trust	5 in 04/05
Lands	Land Tenure Reform programme	57 in 04/05
Social Development	Alternatives to physical punishment	6 in 04/05
Social Development	Future Directions	21 in 04/05, 11 from 05/06

Quantified Risks

The Risks outlined in these tables would, if they eventuate, impact on the Government’s forecast new operating and/or capital spending amounts.

The Minister of Finance has yet to fully consider the quantum of these risks.

Risks as at 2 December 2004	Operating balance/ net worth	Gross Debt	($million)

New Risks
Culture and Heritage – Public Broadcasting Programme of Action	Decrease	Increase	-10 operating in 2005/06 rising to -50 in 2009/10 and outyears
Justice – New Supreme Court – Cost Escalation	n/a	Increase	from -9 to -25 capital
New Zealand Defence Force – Project Protector	Decrease	Increase	-5 operating in 2005/06 rising to -$68 in 2008/09 and outyears
Research, Science and Technology – Health Research Package	Decrease	Increase	-22 operating in 2005/06 rising to -39 in 2007/08 and outyears
Social Development – Early Intervention	Decrease	Increase	-28 in 2005/06 rising to -57 in 2006/07 and outyears

Changed Risks
Corrections – Capital projects	Decrease	Increase	-426 capital and -388 operating over 4 years
Education – School Property	Decrease	Increase	-1 operating in 2004/05, -3 in 2005/06, -7 in 2006/07, -12 in 2007/08, and -18 in 2008/09 -55 capital in 2004/05, -125 in 2005/06, -125 in 2006/07, -125 in 2007/08 and -121 in 2008/09
Health – District Health Board deficits	Decrease	Increase	-100 in 2004/05, unquantified in outyears
Health – Orthopaedics	Decrease	Increase	-18 operating in 2005/06, -25 in 2006/07, and -30 in 2007/08
Immigration – Immigration Policy	Decrease	Increase	from -80 to -160 capital per annum
New Zealand Defence Force – Environmental Clean-up of Devonport Seabed Contamination	Decrease	Increase	-15 operating over two years
New Zealand Defence Force – Stand-alone Security Response Organisation	Decrease	Increase	-2 operating in 2005/06, -5 in 2006/07, -9 in 2007/08 and outyears -25 capital over 3 years
Revenue – Exemption for overseas earnings	Decrease	Increase	From -10 to -13 operating per annum
Revenue – Fringe benefit tax review	Decrease	Increase	-49 operating from 2006/07
Revenue – Tax simplification for small and medium enterprise	Decrease	Increase	-30 operating in 2006/07 and -37 in 2007/08 and outyears

Unchanged Risks
Child, Youth and Family Services – Residential Services Strategy 2003	Decrease	Increase	-7 operating 2004/05 rising to -30 in 2008/09 and outyears -27 capital in both 2006/07 and 2007/08
New Zealand Defence Force – Defence – Capital Injections	n/a	Increase	-749 capital over 6 years
United Nations Convention on the Rights of the Child	Decrease	Increase	-20 from 2005/06

Unquantified Risks

The Risks outlined in these tables would, if they eventuate, impact on the Government’s forecast new operating and/or capital spending amounts.

Risks as at 2 December 2004	Operating balance/ net worth	Gross Debt

New Risks
Education – Student Support	Decrease	Increase
Finance – National Rail Network	n/a	Increase
Fisheries – Maori interest in marine farming	Decrease	Increase
Foreign Affairs and Trade – Official Development Assistance	Decrease	Increase
Internal Affairs – Review of Rates Rebate Scheme	Unclear	Unclear
Health – Disability Support and Aged Care Services	Decrease	Increase
Health – High and Complex Intellectual Disability Services	Decrease	Increase
New Zealand Defence Force – Overseas Deployments	Decrease	Increase
Revenue – Amortisable Research and Development Expenditure	Decrease	Increase
Savings and Home Ownership	Decrease	Increase
Social Development – Social Assistance Work Programme	Unclear	Unclear
State Services – State Sector Retirement Savings Scheme	Decrease	Increase
Transport – Toll Road Funding	n/a	Increase
Transport – Wellington Transport Package	Decrease	Increase

Changed Risks
Environment – Climate Change	Unclear	Unclear
New Zealand Defence Force – Defence Capability and Resourcing Review	Decrease	Increase
Pay and Employment Equity	Decrease	Increase
Revenue – Tax and Depreciation	Unclear	Unclear

Unchanged Risks
Agriculture and Forestry – Lower North Island Storm: On-farm Relief Measures	Decrease	Increase
Education – Tertiary Education Funding Category Review	Unclear	Unclear
Education – Wananga Capital Injection	n/a	Increase
Finance – Crown Overseas Properties	Decrease	Increase
Health – Wage bargaining	Decrease	Increase
Holidays Act 2003	Decrease	Increase
Housing – HNZC’s Long-term Capital Requirements	Decrease	Increase
Housing – State Housing Project at Hobsonville	n/a	Increase
Justice – Ministry of Justice Baseline Review	Decrease	Increase
Lands and Conservation – Achievement of the Government’s Objectives for the South Island High Country	Decrease	Increase
New Zealand Defence Force – Sale of Skyhawks and Aermacchi trainers	n/a	Decrease
Revenue – Taxation of Offshore Portfolio Investment/Taxation of Intermediaries	Unclear	Unclear
Revenue – Taxation of Savings and Investment Vehicles, Including Superannuation Funds	Unclear	Unclear
Social Development – Information Technology Systems	Decrease	Increase

Risks removed since the 2004 Budget Update

The following risks have been removed since the 2004 Budget Update:

Risks	Comment

Air New Zealand	Risk expired
Customs – Container Security	In forecasts
Education – Collective Employment Agreements	In forecasts
Education – Partnerships for Excellence	Does not meet criteria for disclosure
Energy – Gas Exploration	In forecasts
Health and ACC – Public Health Acute Services	In forecasts
Health – Refinancing of District Health Board Private Debt	In forecasts
Infrastructure Projects (funded by infrastructure bonds)	In forecasts
Lands – Surplus Government Property Sales	In forecasts
Maui Gas Supply	In forecasts
Relocation of NZDF Headquarters	Incorporated in NZDF – Capital Injections
Reserve Bank – Foreign Exchange Reserves	In forecasts
Revenue – Changes to the Paid Parental Leave Scheme	Does not meet criteria for disclosure
Revenue – Gaming Review	Does not meet criteria for disclosure
Revenue – Review of Tax Laws applying to the Banking Sector	In forecasts
State Owned Enterprise Capital Injections	Does not meet criteria for disclosure
Tourism – Support for Team New Zealand for 2007 America’s Cup	In forecasts
Transfer of Westhaven and Hobson West Marinas to Auckland City Council	In forecasts

Statement of Fiscal Risks

Agriculture and Forestry – Lower North Island Storm: On-farm Relief Measures (unchanged, unquantified risk)

The lower North Island was hit by severe storms in February 2004 and again in August 2004. The Government approved $25 million for on-farm relief measures for the February storms. There is a risk that further funding might be necessary as the August storms not only caused further damage in the area, but also affected repairs that had already been carried out on previously affected farms. The final cost of the risk remains unquantified at this stage, but would decrease the operating balance.

Child, Youth and Family Services – Residential Services Strategy 2003 (unchanged, quantified risk)

The Department of Child Youth and Family Services (CYF) has undertaken a comprehensive review of existing residential services and practices, including consideration of desired outcomes, a review of international good practice, and formal forecasting of demand. From this the Department has developed a strategy for future residential services provision – the Residential Services Strategy 2003. The 2003 strategy builds on the considerable investment in facilities made in implementing the 1996 Residential Services Strategy.

The Government has agreed in principle to fund the 2003 Strategy subject to fully developed and costed proposals. Some initiatives have already been agreed, and the remaining operating cost risk is $7 million in 2004/05 rising to $30 million in 2008/09 and outyears, which would decrease the operating balance. The remaining capital risk is $27 million in both of 2006/07 and 2007/08 which would increase gross debt.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Department of Child Youth and Family Services

Corrections – Capital projects (changed, quantified risk)

The Department of Corrections has estimated that a total of $426 million capital and $388 million operating funding will be required over the forecasting period for capital projects to meet future prison muster forecasts (forecast costs were $309 million capital and $153 million operating funding in the Budget Update).

The actual amounts will depend on the specification and timing of the individual projects and the contracted prices.  These estimates include consideration of funding for:

•             Spring Hill Corrections Facility

•             Otago Men’s Corrections Facility

•             Mt Eden Prison

•             Auckland Women’s Corrections Facility

•             Expansion of the existing estate.

Capital injections would increase gross debt while operating funding would decrease the operating balance.

The Minister of Finance has yet to fully consider the quantum of these risks.

Source: Department of Corrections

Culture and Heritage – Public Broadcasting Programme of Action (new, quantified risk)

The Government has approved in principle a Public Broadcasting Programme of Action. The Programme contains a set of priorities to guide public broadcasting policy over the next six years, and a series of proposals to give effect to these priorities. Financial implications will be considered as proposals are investigated and developed over a six year work programme. Individual elements of the Programme of Action will therefore be considered in future Budgets. The Programme as a whole (if fully implemented) would have total ongoing operating costs in the order of $10 million in 2005/06 rising to $50 million in 2009/10.  This would decrease the operating balance.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Ministry for Culture and Heritage.

Education – School Property (changed, quantified risk)

The Government has provided capital of $66 million in 2004/05 for school accommodation. Additional capital injections for school accommodation are likely to be required later in 2004/05 and in future years to meet roll growth. Additional capital injections could be up to $55 million in 2004/05, $125 million in 2005/06, $125 million in 2006/07, $125 million in 2007/08, and $121 million in 2008/09, with a corresponding increase in gross debt.

In addition to capital injections, consequential operating costs of $1 million in 2004/05, $3 million in 2005/06, $7 million in 2006/07, $12 million in 2007/08, and $18 million in 2008/09 are likely to be incurred, which would decrease the operating balance.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Ministry of Education

Education – Student Support (new, unquantified risk)

The Government is considering a range of initiatives relating to Student Support. Depending on the initiatives selected. This would decrease the operating balance.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Ministry of Education

Education – Wananga Capital Injection (unchanged, unquantified risk)

Ministers are currently negotiating with one Wananga (Maori tertiary institution) over settlement of its Waitangi Tribunal claim. The Waitangi Tribunal has recommended that the Wananga be compensated for capital expenditure that has been incurred on facilities to date, and be provided funding to bring their facilities up to a standard comparable with other tertiary institutions and to meet additional capital requirements.

There is also a possibility that the Crown may have to provide a further capital injection for a second Wananga in accordance with the conditions of an existing settlement.

Any capital injection would increase gross debt.  The fiscal risk is unquantified as disclosure could compromise the Crown in negotiations with the Wananga.

Education – Tertiary Education Funding Category Review (unchanged, unquantified risk)

The Government is considering the findings of the Funding Category Review to address anomalies in student component funding rates. The Government has indicated that additional funding will be made available for implementing the results of the Review. The impact, if any, of this proposal on the operating balance is unclear as it depends on the options chosen.

Environment – Climate Change (changed, unquantified risk)

The Government’s climate change response strategy includes a range of measures that are designed to reduce New Zealand’s greenhouse gas emissions.  New Zealand is a signatory to the Kyoto Protocol which imposes legally binding emission reduction targets on New Zealand.  The Protocol will enter into force in February 2005, as a result of the recent decision by Russia to ratify the protocol.

The Government has announced that part of its climate change response strategy will include an emissions charge to be introduced no earlier than 2007, and capped at $25 per tonne of carbon-dioxide.  Negotiated greenhouse agreements are available for some liable firms deemed to be “competitiveness at risk” by the introduction of this charge.    The proposed charge would include revenue recycling to return revenue from the charge to taxpayers.   However, the net impact of the charge on the operating balance is at present unclear.

An accompanying risk is that of New Zealand’s net emissions position at the end of the Kyoto First Commitment Period (2008-2012). Should a net deficit eventuate, this would pose a fiscal liability to the Crown.

Finance – Crown Overseas Properties (unchanged, unquantified risk)

The Government is considering options relating to the continued use of certain Crown overseas properties. The risk is unquantified as disclosure could compromise any negotiations the Crown may enter, but any additional operating funding would decrease the operating balance, while capital funding would increase gross debt. Alternatively, the sale of any properties would decrease gross debt.

Finance – National Rail Network (new, unquantified risk)

The Government is considering the debt and equity needs of New Zealand Rail Corporation.  Any additional equity would increase debt.

Fisheries – Maori interest in marine farming (new, unquantified risk)

Under the Aquaculture Reform Bill, the Government intends to address Mâori interests in commercial marine farming space by providing iwi with marine farming space.  This is to be met through the provision of additional new space where possible, or Crown purchase of existing farms from 2008, or provision of financial equivalent of space from 2013.

The risk is unquantified as the amount or timing of any funding is unclear, and in addition, disclosure could compromise the Crown in negotiations with commercial marine farm owners.

To the extent that financial compensation or Crown purchase of existing farms is necessary to address Mâori interests, this would decrease the operating balance.

Foreign Affairs and Trade – Official Development Assistance (new, unquantified risk)

The Government is considering increasing the aid budget in line with United Nations commitments. This will involve looking at a range of options for increasing and allocating any additional funding.  Any additional funding would decrease the operating balance.

Health – Disability Support and Aged Care Services (new, unquantified risk)

Volume and price increases have created cost pressures in providing disability support and aged care services. If this cost is not met within Distrcit Health Boards’ (DHB) funding paths or the three-year health funding allocation it would decrease the operating balance and increase gross debt (via DHB deficits).

This risk is unquantified, as disclosure could compromise the Crown in negotiations with disability support service providers.

Health – District Health Board deficits (changed, quantified risk)

District Annual Plans submitted by District Health Boards (DHBs) indicate a combined deficit for 2004/05 in the order of $100 million with significant deficits continuing through outyears.

The Government has not agreed District Annual Plans with four DHBs. These DHBs are currently forecasting a combined deficit in excess of $90 million in 2004/05. The Government is actively discussing actions and cost-containment measures with these DHBs.

The impact on the operating balance, if any, is unclear. Any deficits that are unable to be funded from the health funding allocation will decrease the operating balance and increase gross debt (via deficits).

This risk has changed since the Budget Update to take into account the new deficit forecasts submitted by DHBs.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: District Health Boards

Health – High and Complex Intellectual Disability Services (new, unquantified risk)

The Government is considering the options for dealing with higher than anticipated costs associated with the provisions of the Intellectual Disability (Compulsory Care and Rehabilitation) Act 2003 and providing services to the civilian population with high and complex intellectual disability needs. Any costs above that able to be funded from the health funding allocation would decrease the operating balance.

This risk is unquantified, as disclosure could compromise the Crown in negotiations with service providers.

Health – Orthopaedics (unchanged, quantified risk)

In 2004, the Government announced a policy of funding increased Orthopaedics operations. Completing the funding arrangement for the policy could impact on the operating balance by up to: $18 million in 2005/06, $25 million in 2006/07 and $30 million in 2007/08.

Source: Ministry of Health

Health – Wage bargaining (unchanged, unquantified risk)

Current and upcoming bargaining rounds in the health sector could result in significant increases in wage costs. If this cost is not met within District Health Boards’ funding paths or the three-year Health Funding Package it would decrease the operating balance and increase gross debt (via DHB deficits).

The fiscal risk is unquantified as disclosure could compromise the Crown in negotiations.

Holidays Act 2003 (unchanged, unquantified risk)

The Holidays Act 2003 makes a number of changes that will have fiscal implications for the public sector.  This includes any fiscal impacts relating to the fourth week of annual leave. If these costs are not met within agency baselines or sector-specific funding packages, they will decrease the operating balance.

Housing – HNZC’s Long-term Capital Requirements (unchanged, unquantified risk)

The Government is currently considering HNZC’s long-term capital requirements in light of the demand for social housing and the need to reconfigure and modernise their housing stock. The Government will consider a number of options in 2005.

The risk is unquantified as the nature of demand for social housing has yet to be fully understood and appropriate responses have not yet been finalised. However any new capital contributions would increase gross debt and would lead to an increase in the Income Related Rent subsidy with a subsequent decrease in the operating balance.

Housing – State Housing Project at Hobsonville (unchanged, unquantified risk)

The Government has announced that Housing New Zealand Corporation (HNZC) will acquire, under the Housing Act 1955, NZ Defence Force (NZDF) land at Hobsonville deemed surplus to defence requirements but suitable for state housing purposes. NZDF land made available for purchase was acquired by HNZC at the end of 2002/03. Additional surplus land is expected to become available over the next three to four years.

Depending on development options taken and timing, the Corporation may require additional capital from the Crown, which would increase gross debt.

Immigration – Immigration Policy (changed, quantified risk)

The Government has amended immigration investor policy. Migrants in the investor category will be required to invest $2 million with the Government for five years. These bonds will be used to finance infrastructure. Migrants will receive a return on their investment based on inflation, and may withdraw up to half of the total investment after two years if they have a specific business proposal in New Zealand. The policy is to be implemented by 30 June 2005. The increase in gross debt is currently estimated to be between $80 – $160 million per year, based on a flow of 40 to 80 people

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Department of Labour

Internal Affairs – Review of Rates Rebate Scheme (new, unquantified risk)

The Government is reviewing the thresholds for the rates rebate scheme. These include, for example, the maximum level of rebate paid and the income threshold for eligibility for the scheme. It is expected that a decision on this review will be taken in the context of Budget 2005. The impact, if any, on the operating balance is unclear as it depends on the option chosen.

Justice – Ministry of Justice Baseline Review (unchanged, unquantified risk)

The Government is reviewing the Ministry of Justice’s funding requirements in order to identify sustainable funding levels and service delivery in the medium term. A report-back is expected in December 2004. This risk is unquantified as the amount of any change in departmental funding is unclear, but any increase in funding to meet additional operating and capital costs would decrease the operating balance and increase gross debt.

Justice – New Supreme Court – Cost Escalation (new, quantified risk)

In order to meet revised functional requirements, the Government is considering altering the 2003 design for accommodating the new Supreme Court.  This could increase construction costs. The additional capital cost could range from $9 to $25 million, depending on the revised design option selected.  This would increase gross debt.

The Minister of Finance has yet to consider fully the quantum of this risk.

Source: Ministry of Justice

Lands and Conservation – Achievement of the Government’s Objectives for the South Island High Country (unchanged, unquantified risk)

In 2003 the Government agreed a set of objectives for the South Island High Country. It is now considering options to achieve and fund these objectives, including the Land Tenure Reform process. This analysis is still being undertaken and decisions are expected in 2005.

The risk is unquantified as disclosure could compromise the Crown in negotiations with Land Owners, but any increase in funding would decrease the operating balance and any new capital contributions would increase gross debt.

New Zealand Defence Force – Defence Capability and Resourcing Review (changed, unquantified risk)

The Government is undertaking a Defence Capability and Resourcing Review to assess the medium to longer term operating needs of the NZDF.  The operating pressures arise from the series of acquisitions needed to implement the Government’s decisions on the future structure of the New Zealand Defence Force (NZDF) (see Capital Injection risk). These acquisitions require careful consideration of operating funding to ensure the equipment procured can be introduced effectively into service, maintained and operated with the right number of appropriately trained personnel and have the relevant funding provided for the costs of depreciation. In addition operating funding pressures are possible with changing operational tempo and the introduction of new capabilities.   Any additional funding would decrease the operating balance.

This risk is unquantified as it is uncertain what the review outcomes will be.

New Zealand Defence Force –Capital Injections (unchanged, quantified risk)

Implementing the Government’s decisions on the future structure of the New Zealand Defence Force (NZDF) will involve a series of capital acquisitions across all three armed services and for HQNZDF to achieve the required capability upgrades. The Government has agreed to a capital injection of up to $1 billion over 2001/02 to 2010/11, of which $251 million has been agreed, with the bulk likely to be required within the next three years to enable these acquisitions to occur. The actual expenditure profile will depend on the specification and timing of the individual projects, the contracted prices, and the prevailing exchange rate at the time of purchase.

A process is underway to consider the individual projects of this risk as they occur, for example, the C-130 Life Extension and Upgrade project is currently being progressed.  Any capital injections would increase gross debt.

Source: New Zealand Defence Force

New Zealand Defence Force – Environmental Clean-up of Devonport Seabed Contamination (changed, quantified risk)

The Government has identified historic contamination in the seabed adjacent to the Calliope Dock at the Devonport Naval Base. Investigatory work on the contamination is underway, and it is anticipated that by mid 2005 better information will be available to determine the scope of the issue.  Costs are estimated to be $15 million over 2005/06 and 2006/07.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: New Zealand Defence Force

New Zealand Defence Force – Overseas Deployments (new, unquantified risk)

The Government is considering options to support overseas deployments.

This risk would, if it eventuates, decrease the operating balance.

The risk is unquantified as disclosure might prejudice the security or defence of New Zealand or the international relations of the Government.

New Zealand Defence Force – Project Protector (new, quantified risk)

The Government confirmed the acquisition of seven new patrol and sealift vessels under ‘Project Protector’ in 2004.  The additional operating funding needs for these vessels was not fully determined at the time of the confirmation of the purchase.

Estimates are for up to $5 million in 2005/06, potentially rising up to $68 million in 2008/09 and outyears, which would decrease the operating balance.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: New Zealand Defence Force

New Zealand Defence Force – Sale of Skyhawks and Aermacchi trainers (unchanged, unquantified risk)

As a result of the Government’s decisions on the future structure of the NZDF, the NZDF is in the process of selling the Skyhawks and Aermacchi trainers. Proceeds from the sale would decrease gross debt.

This risk is unquantified as disclosure could compromise the Crown in the sale process.

New Zealand Defence Force – Stand-alone Security Response Organisation (changed, quantified risk)

New Zealand’s ability to respond to chemical, biological, radiological and explosive threats has been under review since 2001. The 2002 Budget provided some funding for the establishment of a national chemical and biological response capability. The Government is considering proposals for a more comprehensive and responsive approach to deal with these threats. The estimated operating costs of a stand-alone security response organisation are $2 million in 2005/06, $5 million in 2006/07 and $9 million in 2007/08 and outyears, which would decrease the operating balance, and capital costs of $25 million from 2005/06 to 2007/08, which would increase gross debt. These costs are higher than anticipated in the Budget Update.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: New Zealand Defence Force

Pay and Employment Equity (changed, unquantified risk)

The Government is developing policy proposals that will have an impact on issues of pay and employment equity in the public service, public health and education sectors. Given the uncertainty around the timing and specific details of the proposals, it is not possible to estimate the fiscal costs. However, any increased operating funding would decrease the operating balance.

The risk has changed since the Budget Update to reflect the fact that the Government is developing proposals.

Research, Science and Technology – Health Research Package (new, quantified risk)

The Government is currently considering a health research package, which includes implementation of full-cost health research funding. The package (if fully implemented) would have total operating costs of approximately $22 million in 2005/06 rising to $39 million in 2007/08 and outyears.  This would decrease the operating balance.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Ministry of Research, Science and Technology.

Revenue – Amortisable Research and Development Expenditure (new, unquantified risk)

Due to the long lead-in period of technology companies, new investment can result in the shareholder continuity rules for carrying forward tax losses being breached. The Government is considering addressing this issue by allowing research and development expenditure to be capitalised and amortised over a future period. The effect of this proposal is unquantified but would reduce the operating balance because it would result in fewer tax losses being forfeited following shareholding changes.

Revenue – Exemption for overseas earnings (changed, quantified risk)

The Government is considering options to reduce the tax-related costs for businesses of recruiting overseas workers.  Any proposal is not expected to be implemented before 2005/06.

The reduction in the operating balance could be in the order of between $10 million and $13 million per annum, depending on the options chosen.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Inland Revenue

Revenue – Fringe benefit tax review (changed, quantified risk)

The Government is considering amendments to the fringe benefit tax regime focussing on reducing the difficulty and cost to employers of complying with fringe benefit tax. It is expected that legislative changes will become effective in 2006.

The reduction in the operating balance would depend on which proposals are finally approved and the details of the legislation. Assuming the proposals in relation to carparks do not proceed (i.e. the current treatment is maintained), the estimated net fiscal cost is approximately $49 million per annum from 2006/07.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Inland Revenue

Revenue – Tax and Depreciation (changed, unquantified risk)

The Government is considering further issues related to depreciation, including the overall structure of depreciation and potential changes to the tax treatment of rental housing. However, the impact on the operating balance remains unclear as it depends on options chosen.

Revenue – Tax simplification for small and medium enterprise (changed, quantified risk)

The Government is progressing a number of proposals to reduce tax compliance costs for small to medium-sized enterprises.  These include aligning the payment dates for both provisional tax and GST, and providing the option to pay provisional tax on the basis of GST turnover. The expected fiscal cost of these particular proposals is approximately $30 million in the first year, with an expected ongoing cost of $37 million per annum.   This would decrease the operating balance.

It is expected that legislative amendments will be enacted in 2006.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Inland Revenue

Revenue – Taxation of Offshore Portfolio Investment/Taxation of Intermediaries (unchanged, unquantified risk)

Work on taxation of domestic intermediaries (which invest onshore and offshore) has commenced.  This will include consideration of the taxation of both onshore and offshore investment in equity by New Zealand residents. A target date of April 2007 has been set for the implementation of these changes.  The impact on the operating balance is unclear, as it will vary according to the options chosen.

Revenue – Taxation of Savings and Investment Vehicles, Including Superannuation Funds (unchanged, unquantified risk)

The Government is broadly considering whether the tax system creates impediments to adequate saving, whether savings intermediaries are correctly taxed, and whether current taxation of retirement saving is equitable.

The impact of any proposal on the operating balance would vary according to the options chosen and the method of implementation.

Savings and Home Ownership (new, unquantified risk)

The Government is considering a range of issues relating to savings and home ownership levels in New Zealand, including the report of the Savings Product Working Group, and expects to consider a number of options in the context of Budget 2005. The impact, if any, of this proposal on the operating balance and debt would vary depending on the options chosen and the implementation of those options.

Social Development – Early Intervention (new, quantified risk)

Ministers are currently considering proposals for a range of social services which are designed to improve safety and security for children and young people, and to enhance their ability to fulfil their potential.

Depending on the nature and size of proposals selected, it is estimated that costs could be up to $28 million per annum operating in 2005/06, and up to $57 million in 2006/07 and outyears, with a corresponding decrease in the operating balance.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: Ministry of Social Development

Social Development – Social Assistance Work Programme (new, unquantified risk)

As follow up on Working for Families, the Government is considering options for simplifying the benefit system and reforming labour market assistance and service delivery to better support beneficiaries’ entry into employment.   The impact on the operating balance is unclear, as proposals are still being developed.

Social Development – Information Technology Systems (unchanged, unquantified risk)

The Government is considering the future development and/or replacement of its income benefit payment systems (SWIFTT and TRACE). An Information Technology Strategy has been developed taking into account the Ministry’s Statement of Intent and work on the future needs of the Ministry. Decisions will be made on development and/or replacement when appropriate concept and product evaluations have been completed.

The Ministry is attempting to fund any development and/or replacement from existing capital. To the extent the risk is not funded from the Department’s balance sheet and existing baselines, the proposal would increase debt and reduce the operating balance.

State Services – State Sector Retirement Savings Scheme (new, unquantified risk)

The Government is considering options for extending the employer subsidy for members of the State Sector Retirement Savings Scheme beyond 3%, and is also considering options for extending the scheme to the wider State Sector.

The decrease in the operating balance would vary depending on the options chosen.

Transport – Toll Road Funding (new, unquantified risk)

The Government is considering the case to proceed with a toll road, Albany-Puhoi Urban Rapid Transit (ALPURT B2), proposal by Transit New Zealand. A report is due in March 2005 providing further information on the proposal.

Transport – Wellington Transport Package (new, unquantified risk)

In May this year the Government was approached by Greater Wellington Regional Council to identify where Central and Local Government, in partnership, can make significant and timely improvements to Wellington’s transport outcomes.  The Government is now considering the Wellington Transport Project Group’s recommendations and the relative split between Local Government and Central Government contributions to Wellington regional transport outcomes.  A decision is expected early 2005.  Costs would vary depending on the options chosen and may either increase gross debt and/or decrease the operating balance.

In addition, the Government may consider additional funding following the Western Corridor Transportation Study report in 2005.  Potential costs are unclear at this stage.

United Nations Convention on the Rights of the Child (unchanged, quantified risk)

If unconditionally adopted, the United Nations Convention on the Rights of the Child would require New Zealand to confer the rights of the Convention on all children.

To date, New Zealand has reserved its right to distinguish between persons according to the nature of their authority to be in New Zealand. The Government established a review to consider whether this reservation can be removed. This could involve making changes to eligibility for some health, education and social services, which would decrease the operating balance by approximately $20 million per year.   The review is due to report back in early 2005.

The Minister of Finance has yet to fully consider the quantum of this risk.

Source: The Treasury

Contingent Liabilities

Contingent liabilities are costs that the Crown will have to face if a particular event occurs.  Typically, contingent liabilities consist of guarantees and indemnities, legal disputes and claims, and uncalled capital.  The contingent liabilities facing the Crown are a mixture of operating and balance sheet risks, and they can vary greatly in magnitude and likelihood of realisation.  In general, if a contingent liability were realised it would reduce the operating balance and net worth, and increase net Crown debt. However, in the case of contingencies for uncalled capital, the negative impact would be restricted to net Crown debt.

Where contingent liabilities have arisen as a consequence of legal action being taken against the Crown, the amount shown is the amount claimed and thus the maximum potential cost.  It does not represent either an admission that the claim is valid or an estimation of the possible amount of any award against the Crown.

Contingent liabilities have been stated as at 31 October 2004, being the last set of published contingent liabilities.

Details of each of the following contingent liabilities can be accessed from the Treasury website at http://www.treasury.govt.nz/forecasts/defu/2004/.

Quantifiable Contingent Liabilities

Guarantees and indemnities	Status(6)	($ million)

Cook Islands – Asian Development Bank loans	Unchanged	18
Indemnification of receivers and managers – Terralink Limited	Unchanged	10
Ministry of Justice – Treaty settlement, tax liabilities	Changed	75
Mighty River Power Limited – guaranteed payment obligations	Unchanged	30
Solid Energy New Zealand Limited	Unchanged	42
Ministry of Transport – funding guarantee	Unchanged	10
New Zealand Railways Corporation	New	10
Post Office Bank – guaranteed deposits	Unchanged	12
Guarantees and indemnities of SOEs and Crown entities	Changed	3
Other guarantees and indemnities	Changed	17
		227
Uncalled capital
Asian Development Bank	Changed	1,086
European Bank for Reconstruction and Development	Unchanged	13
International Bank for Reconstruction and Development	Changed	1,204
		2,303
Legal proceedings and disputes
Air New Zealand Limited – legal claim	Unchanged	107
Health – legal claims	Unchanged	104
Tax in dispute	Changed	471
Transpower New Zealand Limited	Unchanged	20
Other legal claims against SOEs and Crown entities	Changed	7
Other legal claims	Changed	89
		798
Other quantifiable contingent liabilities
International finance organisations	Changed	1,210
Reserve Bank – demonetised currency	Unchanged	23
Social Development – claim for judicial review	Changed	48
Other quantifiable contingent liabilities of SOEs and Crown entities	Changed	70
Other quantifiable contingent liabilities	Changed	32
		1,383
Total quantifiable contingent liabilities		4,711

(6)                                  Relative to reporting in the 30 June 2004 Crown Financial Statements.

Unquantifiable Contingent Liabilities

Institutional guarantees	Status

Accident Compensation Corporation (ACC) litigations	Unchanged
Asure New Zealand Limited	Unchanged
At Work Insurance Limited	Unchanged
Auckland rail lease	Unchanged
Bona Vacantia property	Unchanged
Building Industry Authority litigation	Unchanged
Crown research institutes	Unchanged
Ministry of Defence – litigation	Unchanged
District Court Judges, Justices of the Peace, Coroners and Disputes Tribunal	Unchanged
District health boards – director indemnity – (DHBs)	Unchanged
District health boards (DHBs) – Auckland DHB	Unchanged
Earthquake Commission	Unchanged
Electricity Corporation of New Zealand Limited	Unchanged
Fisheries – indemnity provided for delivery of registry services	Unchanged
Fletcher Challenge Limited	Unchanged
Genesis Power Limited	New
Housing New Zealand Corporation	Unchanged
Indemnities against acts of war and terrorism	Unchanged
Kyoto Protocol	Changed
Maui Partners	Unchanged
National Provident Fund	Unchanged
New Zealand Railways Corporation	Unchanged
Persons exercising investigating powers	Unchanged
Ports of Auckland	Unchanged
Public Trust	Unchanged
Purchasers of Crown operations	Unchanged
Reserve Bank of New Zealand	Unchanged
State Insurance and Rural Bank – tax liabilities	Unchanged
Synfuels-Waitara Outfall Indemnity	Unchanged
Tainui Corporation	Unchanged
Toll NZ Ltd – purchase of rail network assets	Unchanged
Transpower New Zealand	Changed
Works Civil Construction	Unchanged
Works Consultancy Services	Unchanged

Other unquantifiable contingent liabilities
Environmental liabilities	Changed
Genesis Power Limited	Unchanged
New Zealand Educational Institute	Unchanged
New Zealand Post Primary Teachers’ Association	Unchanged
Sale of Crown assets	Unchanged
Treaty of Waitangi claims	Unchanged
Treaty of Waitangi claims – settlement relativity payments	Unchanged

Generally Accepted Accounting Practice (GAAP) Series Tables

Forecast Financial Statements

These forecasts have been prepared in accordance with the Fiscal Responsibility Act 1994.

They are based on the accounting policies and assumptions that follow.  As with all such assumptions, there is a degree of uncertainty surrounding them.  This uncertainty increases as the forecast horizon extends.

The forecasts have been prepared in accordance with the Statement of Responsibility and reflect the judgements and information known at the time they were prepared.  They reflect all Government decisions and circumstances communicated to 2 December 2004.

Finalisation dates and key assumptions that underpin the preparation of the GAAP tables are outlined at the start of the Fiscal Outlook chapter on page 31.

10 year trend information

Summary indicators (% of GDP)	2000 Actual	2001 Actual	2002 Actual	2003 Actual	2004 Actual	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Revenue
Core Crown	31.7	32.4	31.9	33.4	33.4	33.6	33.9	34.0	34.1	34.3
Tax Revenue	29.1	29.6	28.9	30.5	30.3	30.4	30.6	30.5	30.5	30.6
Total Crown	37.8	38.8	39.9	43.7	43.0	43.0	43.7	43.9	43.9	44.0

Expenses
Core Crown	31.4	31.3	30.3	32.0	29.6	30.4	30.9	31.7	32.2	32.3
Total Crown	36.5	37.7	38.1	42.3	37.8	39.3	39.8	40.7	41.1	41.0

Operating balance	1.4	1.2	1.9	1.5	5.3	3.7	4.0	3.3	2.9	3.0

OBERAC	0.8	1.8	2.2	4.3	4.7	4.3	4.0	3.3	2.9	3.0

Net worth	7.8	9.8	15.0	18.2	25.3	27.3	30.4	32.6	34.0	35.4

Gross sovereign-issued debt	32.8	31.3	28.9	27.7	25.3	27.3	30.4	32.6	34.0	35.4

Net core Crown debt	19.5	17.0	15.4	13.5	10.8	8.7	8.0	7.8	7.6	7.4

NZ Fund Balance	0.0	0.0	0.5	1.4	2.8	4.2	5.8	7.4	9.0	10.6

Statement of Accounting Policies and Forecast Assumptions

General Accounting Policies and Forecast Assumptions

General accounting policies

Accounting policy

These Forecast Financial Statements comply with generally accepted accounting practice.  The measurement base applied is historical cost adjusted for revaluations of property, plant and equipment (where appropriate), commercial forests and marketable securities & deposits and equity investments held for trading purposes.

Revaluations are made to reflect the forecast service potential or economic benefit obtained through control of the assets.  The accrual basis of accounting has been used.

Forecast assumptions

For forecast purposes, no revaluations of property, plant and equipment are projected beyond the current year.

Specific Accounting Policies and Forecast Assumptions

Forecast periods

The reporting periods covered by these Forecast Financial Statements are the years ending 30 June 2005, 30 June 2006, 30 June 2007, 30 June 2008 and 30 June 2009.

Certain state-owned enterprises and Crown entities have different reporting periods from the Crown.

The forecasts for 30 June 2005 have generally been prepared using actual data to 30 September or 31 October 2004 (in some instances).  Transactions for the remainder of the year are forecast in accordance with the Crown’s accounting policies and forecast assumptions.

Changes in accounting policies

All policies have been applied on a consistent basis during the forecast period.  There have been no changes in accounting policies during the period.

Changes in forecast assumptions

Changes to the forecast assumptions used for the forecasts published in the 2004 Budget Update are outlined on page 31.

Detailed accounting policies and forecast assumptions

The specific accounting and forecasting policies are reproduced in full on Treasury’s website at www.treasury.govt.nz/defu/2004.

Reporting Entity as at 2 December 2004

These Forecast Financial Statements are for the Crown reporting entity as specified in Part III of the Public Finance Act 1989.  This comprises Ministers of the Crown and the following entities:

Departments

Agriculture and Forestry

Archives New Zealand

Building and Housing

Child, Youth and Family Services

Conservation

Corrections

Crown Law

Culture and Heritage

Customs

Defence

Economic Development

Education

Education Review Office

Environment

Fisheries

Foreign Affairs and Trade

Government Communications Security Bureau

Health

Inland Revenue

Internal Affairs

Justice

Labour

Land Information New Zealand

Māori Development

National Library

New Zealand Defence Force

Office of the Clerk

Pacific Island Affairs

Parliamentary Counsel Office

Parliamentary Service

Police

Prime Minister and Cabinet

Research, Science and Technology

Security Intelligence Service

Serious Fraud Office

Social Development

State Services Commission

Statistics

Transport

Treasury

Women’s Affair

State-owned enterprises

Agriquality Limited

Airways Corporation of New Zealand Limited

Asure New Zealand Limited

Electricity Corporation of New Zealand Limited

Genesis Power Limited

Landcorp Farming Limited

Meridian Energy Limited

Meteorological Service of New Zealand Limited

Mighty River Power Limited

New Zealand Post Limited

New Zealand Railways Corporation

Solid Energy New Zealand Limited

Terralink Limited (in liquidation)

Timberlands West Coast Limited

Transmission Holdings Limited

Transpower New Zealand Limited

Others

Government Superannuation Fund

New Zealand Superannuation Fund

Reserve Bank of New Zealand

Air New Zealand Limited (included for disclosure purposes as if it were a SOE)

Crown entities

Accident Compensation Corporation

Accounting Standards Review Board

Agriculture and Marketing Research and Development Trust

Alcohol Advisory Council of New Zealand

Animal Control Products Limited

Arts Council of New Zealand Toi Aotearoa

Asia New Zealand Foundation

Broadcasting Commission

Broadcasting Standards Authority

Career Services

Children’s Commissioner

Civil Aviation Authority of New Zealand

Commerce Commission

Crown research institutes (9)

District health boards (21)

Earthquake Commission

Electoral Commission

Electricity Commission

Energy Efficiency and Conservation Authority

Environmental Risk Management Authority

Families Commission

Fish and game councils (12)

Foundation for Research, Science and Technology

Government Superannuation Fund Authority

The Guardians of New Zealand Superannuation

Health and Disability Commissioner

Health Research Council of New Zealand

Health Sponsorship Council

Housing New Zealand Corporation

Human Rights Commission

Land Transport New Zealand

Law Commission

Leadership Development Centre Trust

Learning Media Limited

Legal Services Agency

Maritime Safety Authority of New Zealand

Mental Health Commission

Museum of New Zealand Te Papa Tongarewa

New Zealand Antarctic Institute

New Zealand Artificial Limb Board

New Zealand Blood Service

New Zealand Film Commission

New Zealand Fire Service Commission

New Zealand Fish and Game Council

New Zealand Game Bird Habitat Trust Board

New Zealand Government Property Corporation

New Zealand Lotteries Commission

New Zealand Lottery Grants Board

New Zealand Qualifications Authority

New Zealand Sports Drug Agency

New Zealand Symphony Orchestra

New Zealand Teacher’s Council

New Zealand Tourism Board

New Zealand Trade and Enterprise

New Zealand Venture Investment Fund Limited

Ngai Tahu Ancillary Claims Trust

Office of Film and Literature Classification

Pacific Islands Business Development Trust

Pharmaceutical Management Agency

Police Complaints Authority

Privacy Commissioner

Public Trust

Quotable Value Limited

Radio New Zealand Limited

Reserve boards (26)

Residual Health Management Unit

Retirement Commissioner

Road Safety Trust

School boards of trustees (2,531)

Securities Commission

Social Workers Registration Board

Sport and Recreation New Zealand

Standards Council

Takeovers Panel

Te Reo Whakapuaki Irirangi (Te Mangai Paho)

Te Taura Whiri I Te Reo Māori (Māori Language Commission)

Television New Zealand Limited

Tertiary Education Commission

Tertiary education institutions (35)

Testing Laboratory Registration Council

Transit New Zealand

Transport Accident Investigation Commission

Forecast Statement of Financial Performance

for the years ending 30 June

($ million)	Note	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Revenue

Taxation revenue	1	42,532	44,193	45,669	47,634	49,340	51,721	54,549

Levies, fees, fines and penalties	1	2,986	3,074	3,002	3,153	3,251	3,328	3,405

Total Revenue Levied through the Crown’s Sovereign Power	1	45,518	47,267	48,671	50,787	52,591	55,049	57,954

Sales of goods and services	2	10,200	10,716	11,158	11,869	12,540	12,951	13,435

Investment income	3	2,653	2,517	2,793	3,315	3,766	4,257	4,724

Other revenue	4	2,016	2,025	2,021	2,100	2,123	2,149	2,192

Total Revenue Earned through the Crown’s Operations		14,869	15,258	15,972	17,284	18,429	19,357	20,351

Total Crown Revenue		60,387	62,525	64,643	68,071	71,020	74,406	78,305

Expenses
By input type

Subsidies and transfer payments	5	15,466	16,249	15,986	17,026	18,059	19,049	19,759

Personnel expenses	6	12,501	13,027	13,444	13,938	14,131	14,248	14,343

Operating expenses	7	22,662	24,311	25,306	26,149	27,261	27,858	28,364

New operating spending for Budget 2005	8	—	441	461	1,489	1,654	1,821	1,922

Forecast new operating spending	8	—	—	—	—	1,338	3,274	5,320

Finance costs		2,602	2,436	2,703	2,780	2,785	2,798	2,757

Net foreign-exchange (gains)/losses		(29)	—	(89)	—	—	—	—

Movement in total GSF liability	15	(315)	(57)	443	(26)	(71)	(101)	(135)

Movement in total ACC liability	16	170	598	901	653	668	675	686

Total Crown expenses		53,057	57,005	59,155	62,009	65,825	69,622	73,016

Revenues less Expenses		7,330	5,520	5,488	6,062	5,195	4,784	5,289

Net surplus of TEIs		139	151	139	139	139	139	139

Operating balance (including minority interest)		7,469	5,671	5,627	6,201	5,334	4,923	5,428

Minority interest		(45)	—	—	—	—	—	—

Operating Balance		7,424	5,671	5,627	6,201	5,334	4,923	5,428

The revenues and expenses are GST inclusive.

The accompanying Notes and Accounting policies are an integral part of these Statements.

Below is an analysis of total Crown expenses and core Crown expenses by functional classification.  This information reconciles to segmental information within the Statement of Segments.

($ million)	2004 Actual	2005 Previous Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Total Crown expenses by functional classification

Social security and welfare	16,038	17,180	17,389	18,241	19,338	20,341	21,069
GSF pension expenses	660	985	1,458	1,041	1,028	1,014	1,005
Health	7,623	8,486	8,543	8,958	9,451	9,438	9,445
Education	8,349	8,706	8,786	9,128	9,371	9,593	9,712
Core government services	1,670	1,746	1,888	1,838	1,788	1,810	1,813
Law and order	2,022	2,133	2,150	2,189	2,219	2,209	2,215
Defence	1,259	1,225	1,229	1,196	1,199	1,185	1,188
Transport and communications	5,443	5,560	5,783	6,097	6,415	6,698	6,947
Economic and industrial services	4,070	4,559	4,968	5,183	5,319	5,451	5,580
Primary services	1,074	1,128	1,269	1,261	1,270	1,287	1,300
Heritage, culture and recreation	1,609	1,667	1,806	1,806	1,834	1,871	1,911
Housing and community development	615	630	689	684	699	715	715
Other	52	123	122	118	117	117	117
Finance costs	2,602	2,436	2,703	2,780	2,785	2,798	2,757
Net foreign-exchange (gains)/losses	(29)	—	(89)	—	—	—	—
New operating spending for Budget 2005	—	441	461	1,489	1,654	1,821	1,922
Forecast new operating spending	—	—	—	—	1,338	3,274	5,320
Total Crown Expenses	53,057	57,005	59,155	62,009	65,825	69,622	73,016

Core Crown expenses by functional classification

Social security and welfare	14,252	14,787	14,691	15,663	16,653	17,578	18,212
GSF pension expenses	660	985	1,458	1,041	1,028	1,014	1,005
Health	8,111	8,827	8,819	9,330	9,828	9,854	9,867
Education	7,585	7,969	8,232	8,545	8,757	8,958	9,030
Core government services	1,741	1,818	1,977	1,910	1,862	1,884	1,887
Law and order	1,843	1,960	1,971	2,004	2,009	2,006	2,009
Defence	1,311	1,275	1,283	1,249	1,253	1,245	1,245
Transport and communications	1,461	1,498	1,620	1,772	1,891	1,972	2,025
Economic and industrial services	1,192	1,392	1,498	1,412	1,375	1,353	1,350
Primary services	368	409	441	398	390	391	387
Heritage, culture and recreation	634	723	762	725	724	723	725
Housing and community development	139	155	173	150	144	139	139
Other	52	123	124	119	117	118	117
Finance costs	2,252	2,112	2,240	2,285	2,202	2,191	2,183
Net foreign-exchange (gains)/losses	7	—	1	—	—	—	—
New operating spending for Budget 2005	—	441	461	1,489	1,654	1,821	1,922
Forecast new operating spending	—	—	—	—	1,338	3,274	5,320
Total Core Crown Expenses	41,608	44,474	45,751	48,092	51,225	54,521	57,423

The accompanying Notes and Accounting policies are an integral part of these Statements.

Forecast Statement of Cash Flows

for the year ending 30 June

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Cash Flows from Operations
Cash was Provided from
Total tax receipts (refer Note 1)	42,308	43,992	45,691	47,641	49,366	51,756	54,593
Total other sovereign receipts (refer Note 1)	2,852	2,851	2,954	3,047	3,149	3,222	3,293
Interest	1,366	933	1,349	1,252	1,370	1,493	1,607
Dividends	56	64	72	86	97	99	108
Sales of goods and services	10,478	10,453	11,490	12,271	12,892	13,337	13,813
Other operating receipts	1,958	1,969	1,599	1,811	1,796	1,928	1,858
Total Cash Provided from Operations	59,018	60,262	63,155	66,108	68,670	71,835	75,272

Cash was Disbursed to
Subsidies and transfer payments	15,370	16,244	15,927	17,196	18,289	19,317	20,031
Personnel and operating payments	32,398	34,314	35,077	36,969	37,741	38,662	39,082
Finance costs	2,256	2,175	2,295	2,340	2,323	2,306	2,360
Forecast new operating spending	—	441	461	1,489	2,992	5,095	7,242
Total Cash Disbursed to Operations	50,024	53,174	53,760	57,994	61,345	65,380	68,715
Net Cash Flows from Operations	8,994	7,088	9,395	8,114	7,325	6,455	6,557

Cash Flows from Investing Activities
Cash was Provided from
Sale of physical assets	226	—	72	—	—	—	—
Total Cash Provided	226	—	72	—	—	—	—

Cash was Disbursed to
Purchase of physical assets	3,761	4,567	5,233	5,337	4,364	3,596	3,041
Net increase in advances	976	1,376	1,610	1,604	1,513	758	675
Net purchase/(sale) of marketable securities, deposits and other equity investments	2,556	767	3,993	2,899	2,625	2,655	2,353
Forecast new capital spending	—	228	158	815	941	414	550
Total Cash Disbursed	7,293	6,938	10,994	10,655	9,443	7,423	6,619

Net Cash Flows from Investing Activities	(7,067)	(6,938)	(10,922)	(10,655)	(9,443)	(7,423)	(6,619)
Net Cash Flows from Operating and Investing Activities	1,927	150	(1,527)	(2,541)	(2,118)	(968)	(62)

Cash Flows from Financing Activities
Cash was Provided from
Issue of circulating currency	114	—	31	—	—	—	—
Net (repayment)/issue of Government stock(1)	(1,120)	(746)	(961)	(280)	(417)	1,404	458
Total Cash Provided	(1,006)	(746)	(930)	(280)	(417)	1,404	458

Cash was Disbursed to
Net (issue)/repayment of foreign-
currency borrowing	(129)	(245)	(780)	(1,181)	(603)	(298)	122
Net repayment/(issue) of other
New Zealand-dollar borrowing	241	(131)	(789)	(1,292)	(1,997)	416	(73)
Total Cash Disbursed	112	(376)	(1,569)	(2,473)	(2,600)	118	49
Net Cash Flows from Financing Activities	(1,118)	(370)	639	2,193	2,183	1,286	409

Net Movement in Cash	809	(220)	(888)	(348)	65	318	347

Opening Cash Balance	2,732	2,341	3,450	2,577	2,229	2,294	2,612
Foreign-exchange (losses)/gains on opening cash	(91)	—	15	—	—	—	—
Closing Cash Balance	3,450	2,121	2,577	2,229	2,294	2,612	2,959

(1)  Net issues of Government stock include movements within government stock holdings of entities such as NZS Fund, GSF, ACC and EQC.  The Bonds Reconciliation at the end of these forecasts outlines NZDMO issues of Government stock.

The accompanying Notes and Accounting policies are an integral part of these Statements.

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Reconciliation Between the Forecast Net Cash Flows from Operations and the Operating Balance

Net Cash Flows from Operations	8,994	7,088	9,395	8,114	7,325	6,455	6,557

Items included in the operating balance but not in net cash flows from operations

Valuation Changes
(Increase)/decrease in pension liabilities	315	57	(443)	26	71	101	135
(Increase)/decrease in ACC liability	(170)	(598)	(901)	(653)	(668)	(675)	(686)
Decrease/(increase) in NPF guarantee	(9)	—	—	—	—	—	—
Unrealised net foreign-exchange (losses)/gains	(225)	—	93	—	—	—	—
Non-cash movements in investments	648	425	411	482	504	539	577
Unrealised losses arising from changes in the value of commercial forests	(40)	—	—	—	—	—	—
Total Valuation Changes	519	(116)	(840)	(145)	(93)	(35)	26

Physical Asset Movements
Depreciation	(2,347)	(2,535)	(2,596)	(2,680)	(2,828)	(2,959)	(2,983)
(Loss)/gain on sale of assets	15	—	—	—	—	—	—
Total Physical Asset Movements	(2,332)	(2,535)	(2,596)	(2,680)	(2,828)	(2,959)	(2,983)

Other Non-cash Items
Student Loans	(80)	(5)	(68)	(70)	(73)	(74)	(121)
Amortisation of goodwill	(78)	(47)	(93)	(92)	(90)	(90)	(89)
Accrued income from NZS Fund	193	331	283	502	686	888	1,111
Other	(54)	78	139	139	139	139	139
Total Other Non-cash Items	(19)	357	261	479	662	863	1,040

Movements in Working Capital
Increase/(decrease) in taxes receivable	468	106	(85)	(28)	(17)	(22)	(28)
Increase/(decrease) in other receivables	(24)	293	(73)	(221)	(95)	42	68
Increase/(decrease) in inventories	48	70	(3)	59	33	26	43
Decrease/(increase) in payables	(230)	408	(432)	623	347	553	705
Total Movements in Working Capital	262	877	(593)	433	268	599	788

Operating Balance	7,424	5,671	5,627	6,201	5,334	4,923	5,428

The accompanying Notes and Accounting policies are an integral part of these Statements.

Forecast Statement of Movement in Equity

for the year ending 30 June

($ million)	2004 Actual	2005 Previous Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Opening Net Worth	23,781	29,732	35,463	41,109	47,310	52,644	57,567

Operating balance for the year	7,424	5,671	5,627	6,201	5,334	4,923	5,428
Net revaluations	4,258	—	19	—	—	—	—
Total Recognised Revenues and Expenses	11,682	5,671	5,646	6,201	5,334	4,923	5,428

Closing Net Worth	35,463	35,403	41,109	47,310	52,644	57,567	62,995

The accompanying Notes and Accounting policies are an integral part of these Statements.

Forecast Statement of Financial Position

as at 30 June

($ million)	Note	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Assets
Cash and bank balances	9	3,450	2,121	2,577	2,229	2,294	2,612	2,959
Marketable securities, deposits & equity investments	9	24,636	23,296	27,544	30,216	32,099	36,036	40,148
Advances	10	7,445	8,921	9,045	10,485	11,718	12,376	12,985
Receivables	11	10,587	9,952	10,429	10,180	10,068	10,088	10,128
Inventories		888	958	955	1,014	1,047	1,073	1,116
Other investments	12	259	253	256	252	251	251	251
Property, plant and equipment	13	57,940	56,194	60,376	63,145	64,762	65,566	65,796
TEI investment		4,367	4,610	4,532	4,818	5,013	5,179	5,356
Commercial forests		251	291	251	251	251	251	251
Intangible assets (including goodwill)		849	1,010	731	646	567	489	415
Forecast new capital spending		—	228	158	973	1,914	2,328	2,878

Total Assets		110,672	107,834	116,854	124,209	129,984	136,249	142,283

Liabilities
Payables and provisions	14	12,486	10,127	12,379	12,351	12,602	12,754	12,886
Currency issued		3,009	3,072	3,040	3,040	3,040	3,040	3,040
Borrowings - sovereign guaranteed		29,958	26,620	27,700	26,550	25,274	25,593	25,572
Borrowings - non-sovereign guaranteed		6,867	8,237	8,393	10,098	10,967	11,264	11,208
Provision for GSF pension liability	15	13,542	14,014	13,985	13,959	13,888	13,787	13,652
Provision for ACC outstanding claims liability	16	9,347	10,361	10,248	10,901	11,569	12,244	12,930

Total Liabilities		75,209	72,431	75,745	76,899	77,340	78,682	79,288

Total Assets less Total Liabilities		35,463	35,403	41,109	47,310	52,644	57,567	62,995

Net Worth
Taxpayer funds		15,486	19,721	21,252	27,453	32,787	37,710	43,138
Revaluation reserve	17	19,838	15,682	19,857	19,857	19,857	19,857	19,857
Minority Interest		139	—	—	—	—	—	—
Net Worth		35,463	35,403	41,109	47,310	52,644	57,567	62,995

The accompanying Notes and Accounting policies are an integral part of these Statements.

Below is an analysis of the NZS Fund and Gross and Net Debt information.  The notes to the accounts provide breakdown of other key items.

New Zealand Superannuation Fund

Within MSDs & equity investments is the NZS Fund (except for cross holdings of investments with other parts of the Crown, for example the NZS Fund will hold NZ Government Stock).  The following information includes all investments and income, including cross-holdings of NZ Government Stock and accrued interest on such stock.

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Opening balance	1,884	3,885	3,956	6,346	9,055	11,954	15,185
Gross contribution	1,879	2,107	2,107	2,207	2,213	2,343	2,528
Income after tax	193	331	283	502	686	888	1,111
NZS Fund balance	3,956	6,323	6,346	9,055	11,954	15,185	18,824

Gross and Net Debt Information

Definitions of debt:

Total Crown gross debt is the total borrowings (both sovereign-guaranteed and non-sovereign guaranteed) of the total Crown.   This equates to the amount in the total Crown balance sheet and represents the complete picture of whole-of-Crown debt obligations to external parties.

The balance sheet splits total Crown debt into sovereign-guaranteed and non-sovereign-guaranteed debt.  This split reflects the fact that debt held by SOEs and Crown entities is not explicitly guaranteed by the Crown.  Any such debt that may be guaranteed is included in the sovereign-guaranteed total.   No debt of SOEs and Crown entities is currently guaranteed by the Crown.

Gross sovereign-issued debt is debt issued by the sovereign (i.e., core Crown) and includes Government stock held by the NZS Fund, GSF, ACC or EQC for example.  In other words, the gross sovereign-issued debt does not eliminate any internal cross-holdings.  The Government’s debt objective uses this measure of debt.

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Total Crown

Total Crown gross debt	36,825	34,857	36,093	36,648	36,241	36,857	36,780

Gross sovereign-issued debt	35,527	32,663	33,846	33,409	32,905	34,056	34,931

Core Crown

Gross sovereign issued debt	35,527	32,663	33,846	33,409	32,905	34,056	34,931
Financial assets	(26,752)	(26,051)	(29,529)	(32,216)	(34,247)	(38,116)	(41,995)
Borrowings less financial assets	8,775	6,612	4,317	1,193	(1,342)	(4,060)	(7,064)

NZS Fund and GSF financial assets	6,429	8,724	8,748	11,268	13,954	16,933	20,279
Net Core Crown Debt	15,204	15,336	13,065	12,461	12,612	12,873	13,215

The accompanying Notes and Accounting policies are an integral part of these Statements.

Forecast Statement of Borrowings

for the years ending 30 June

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Sovereign Guaranteed Debt
New Zealand-Dollar Debt
Government stock	17,351	16,283	15,992	15,313	14,467	15,415	15,385
Treasury bills	5,525	5,393	5,390	5,273	5,327	5,332	5,338
Loans and foreign-exchange contracts	(1,098)	(500)	1,050	275	(625)	(1,618)	(1,615)
Retail stock and other	654	516	547	468	383	383	383
Total New Zealand-Dollar Debt	22,432	21,692	22,979	21,329	19,552	19,512	19,491

Foreign-Currency Debt
United States dollars	3,079	1,998	1,879	2,379	2,880	3,280	3,280
Japanese yen	1,015	729	557	557	557	557	557
European and other currencies	3,432	2,201	2,285	2,285	2,285	2,244	2,244
Total Foreign-Currency Debt	7,526	4,928	4,721	5,221	5,722	6,081	6,081
Total Sovereign Guaranteed Debt	29,958	26,620	27,700	26,550	25,274	25,593	25,572

Non-Sovereign Guaranteed Debt
New Zealand	4,283	7,247	6,341	7,366	8,123	8,482	8,670
United States dollars	1,679	867	1,556	2,236	2,348	2,291	2,182
Japanese yen	351	—	—	—	—	—	—
European and other currencies	554	123	496	496	496	491	356
Total Non-Sovereign Guaranteed Debt	6,867	8,237	8,393	10,098	10,967	11,264	11,208
Total Borrowings (Gross Debt)	36,825	34,857	36,093	36,648	36,241	36,857	36,780

Less

Financial Assets (including restricted assets)
Marketable Securities, Deposits and Equity Investments
New Zealand dollars	7,089	7,055	10,768	10,343	8,922	9,441	10,147
United States dollars	4,069	3,789	3,978	4,783	5,611	6,372	6,777
Japanese yen	1,206	763	641	641	641	641	641
European and other currencies	2,814	765	899	891	880	825	811
Reserve Position at IMF	1,012	857	825	836	849	866	884
NZ equity investments	1,968	2,036	2,175	2,522	2,910	3,301	3,730
Foreign equity investments	6,478	8,031	8,258	10,200	12,286	14,590	17,158
Total	24,636	23,296	27,544	30,216	32,099	36,036	40,148

Advances and Cash
Student loans	5,995	6,864	6,619	7,257	7,892	8,534	9,133
Other advances	1,450	2,057	2,426	3,228	3,826	3,842	3,852
Cash	3,450	2,121	2,577	2,229	2,294	2,612	2,959
Total	10,895	11,042	11,622	12,714	14,012	14,988	15,944

Total Financial Assets	35,531	34,338	39,166	42,930	46,111	51,024	56,092

Borrowings less Financial Assets	1,294	519	(3,073)	(6,282)	(9,870)	(14,167)	(19,312)

Net New Zealand-dollar debt	6,862	6,560	4,798	3,159	1,871	303	(1,619)
Net foreign-currency debt	(5,568)	(6,041)	(7,871)	(9,441)	(11,741)	(14,470)	(17,693)
Borrowings less Financial Assets	1,294	519	(3,073)	(6,282)	(9,870)	(14,167)	(19,312)

The accompanying Notes and Accounting policies are an integral part of these Statements.

Statement of Actual Commitments

as at 31 October

($ million)	As at 31 October 2004	As at 30 June 2004

Capital Commitments
Specialist military equipment	812	86
Land and buildings	1,755	1,611
Other property, plant and equipment	957	1,012
Other capital commitments	124	400
Investments	60	60
Total Capital Commitments	3,708	3,169

Operating Commitments
Non-cancellable accommodation leases	1,321	1,492
Other non-cancellable leases	2,393	2,330
Non-cancellable contracts for the supply of goods and services	4,679	2,253
Other operating commitments	1,683	3,892
TEIs	325	—
Total Operating Commitments	10,401	9,967

Total Commitments	14,109	13,136

Total Commitments by Institutional Segment
Core Crown	5,428	3,530
Crown entities	6,523	7,413
State-owned enterprises	2,158	2,193
Total Commitments	14,109	13,136

The accompanying Notes and Accounting policies are an integral part of these Statements.

Statement of Actual Contingent Liabilities

as at 31 October

($ million)	As at 31 October 2004	As at 30 June 2004

Guarantees and indemnities	227	292
Uncalled capital	2,303	2,528
Legal proceedings and disputes	798	794
Other quantifiable contingent liabilities	1,383	1,371
Total Quantifiable Contingent Liabilities	4,711	4,985

Total Quantifiable Contingent Liabilities by Institutional Segment
Core Crown	4,474	4,734
Crown Entities	51	53
State-owned enterprises	186	198
Total Quantifiable Contingent Liabilities	4,711	4,985

Quantifiable Contingent Assets
Core Crown - Education and Transport	121	157
Total Quantifiable Contingent Assets	121	157

The accompanying Notes and Accounting policies are an integral part of these Statements.

A detailed Statement of Contingent Liabilities and Assets (quantified and unquantified) is outlined on pages 79 to 82 of the Specific Fiscal Risk chapter.

The Statement of Specific Risks (quantified and unquantified) is outlined on pages 68 to 78 of the Specific Fiscal Risk chapter.

Forecast Statement of Segments

Statement of Financial Performance (institutional form)
for the year ended 30 June 2004

($ million)	Core Crown 2004	Crown entities 2004	State-owned enterprises 2004	Inter-segment eliminations 2004	Total Crown 2004
	$m	$m	$m	$m	$m

Revenue
Taxation revenue	43,008	—	—	(476)	42,532
Other sovereign levied income	611	2,415	—	(40)	2,986
Sales of goods and services	736	1,700	8,209	(445)	10,200
Investment income	1,999	984	132	(462)	2,653
Other revenues	578	16,073	616	(15,251)	2,016
Total revenue	46,932	21,172	8,957	(16,674)	60,387

Expenses by input type
Subsidies and transfer payments	14,058	1,408	—	—	15,466
Personnel expenses	4,315	6,566	1,624	(4)	12,501
Operating expenses	21,291	11,200	6,377	(16,206)	22,662
Finance costs	2,252	235	298	(183)	2,602
FX losses/(gains)	7	23	(59)	—	(29)
GSF and ACC liability revaluation movements	(315)	170	—	—	(145)
Total expenses	41,608	19,602	8,240	(16,393)	53,057

Expenses by functional classification
Social security and welfare	14,252	2,199	—	(413)	16,038
Health	8,111	6,613	—	(7,101)	7,623
Education	7,585	6,175	—	(5,411)	8,349
Other functional classifications	9,401	4,357	8,001	(3,285)	18,474
Forecast new operating spending	—	—	—	—	—
Finance costs and FX losses/(gains)	2,259	258	239	(183)	2,573
Total expenses	41,608	19,602	8,240	(16,393)	53,057
TEI’s and Minority Interest		139	(45)	—	94

Operating balance	5,324	1,709	672	(281)	7,424

Statement of Financial Position (institutional form)
as at 30 June 2004

($ million)	Core Crown 2004	Crown entities 2004	State-owned enterprises 2004	Inter-segment eliminations 2004	Total Crown 2004
	$m	$m	$m	$m	$m

Assets
Financial assets	26,752	13,117	2,750	(7,088)	35,531
Physical assets	18,675	28,884	10,381	—	57,940
Investment in SOEs and CEs (including TEIs)	23,162	4,367	—	(23,162)	4,367
Other assets	9,088	2,589	2,147	(990)	12,834
Total assets	77,677	48,957	15,278	(31,240)	110,672
Liabilities
Borrowings	34,719	3,757	5,437	(7,088)	36,825
Other liabilities	23,489	13,539	2,830	(1,474)	38,384
Total liabilities	58,208	17,296	8,267	(8,562)	75,209
Net worth	19,469	31,661	7,011	(22,678)	35,463

Taxpayer funds	13,626	19,126	5,412	(22,678)	15,486
Revaluation reserves	5,843	12,535	1,460	—	19,838
Minority Interest	—	—	139	—	139
Net worth	19,469	31,661	7,011	(22,678)	35,463

Analysis of financial assets and borrowings
Advances and cash	8,919	1,794	2,305	(2,123)	10,895
MSDs and equity investments	17,833	11,323	445	(4,965)	24,636
Total financial assets	26,752	13,117	2,750	(7,088)	35,531
Borrowings - Sovereign guaranteed	34,719	—	—	(4,761)	29,958
Borrowings - Non-sovereign guaranteed	—	3,757	5,437	(2,327)	6,867
Total borrowings	34,719	3,757	5,437	(7,088)	36,825
Borrowings less financial assets	7,967	(9,360)	2,687	—	1,294
		Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Govt stock and adding back the NZS Fund and GSF assets.
Net Crown debt	15,204
Gross sovereign-issued debt	35,527

Statement of Financial Performance (institutional form)
for the year ended 30 June 2005

($ million)	Core Crown 2005	Crown entities 2005	State-owned enterprises 2005	Inter-segment eliminations 2005	Total Crown 2005
	$m	$m	$m	$m	$m

Revenue
Taxation revenue	46,121	—	—	(452)	45,669
Other sovereign levied income	633	2,416	—	(47)	3,002
Sales of goods and services	730	1,697	9,167	(436)	11,158
Investment income	2,362	871	163	(603)	2,793
Other revenues	735	16,578	664	(15,956)	2,021
Total revenue	50,581	21,562	9,994	(17,494)	64,643

Expenses by input type
Subsidies and transfer payments	14,443	1,543	—	—	15,986
Personnel expenses	4,780	6,901	1,768	(5)	13,444
Operating expenses	23,844	11,675	7,145	(16,897)	25,767
Finance costs	2,240	257	362	(156)	2,703
FX losses/(gains)	1	(24)	(66)	—	(89)
GSF and ACC liability revaluation movements	443	901	—	—	1,344
Total expenses	45,751	21,253	9,209	(17,058)	59,155

Expenses by functional classification
Social security and welfare	14,691	3,129	—	(431)	17,389
Health	8,819	7,192	—	(7,468)	8,543
Education	8,232	6,021	—	(5,467)	8,786
Other functional classifications	11,307	4,678	8,913	(3,536)	21,362
Forecast new operating spending	461	—	—	—	461
Finance costs and FX losses/(gains)	2,241	233	296	(156)	2,614
Total expenses	45,751	21,253	9,209	(17,058)	59,155
Net surplus TEIs	—	139	—	—	139
Operating balance	4,830	448	785	(436)	5,627

Statement of Financial Position (institutional form)
as at 30 June 2005

($ million)	Core Crown 2005	Crown entities 2005	State-owned enterprises 2005	Inter-segment eliminations 2005	Total Crown 2005
	$m	$m	$m	$m	$m

Assets
Financial assets	29,529	13,807	3,445	(7,615)	39,166
Physical assets	19,232	29,650	11,494	—	60,376
Investment in SOEs and CEs (including TEIs)	23,857	4,532	—	(23,857)	4,532
Other assets	8,122	2,507	2,459	(308)	12,780
Total assets	80,740	50,496	17,398	(31,780)	116,854
Liabilities
Borrowings	32,873	3,954	6,881	(7,615)	36,093
Other liabilities	23,565	14,057	2,779	(749)	39,652
Total liabilities	56,438	18,011	9,660	(8,364)	75,745
Net worth	24,302	32,485	7,738	(23,416)	41,109

Taxpayer funds	18,459	19,944	6,265	(23,416)	21,252
Revaluation reserves	5,843	12,541	1,473	—	19,857
Net worth	24,302	32,485	7,738	(23,416)	41,109

Analysis of financial assets and borrowings
Advances and cash	9,156	1,641	1,589	(764)	11,622
MSDs and equity investments	20,373	12,166	1,856	(6,851)	27,544
Total financial assets	29,529	13,807	3,445	(7,615)	39,166
Borrowings - Sovereign guaranteed	32,873	—	—	(5,173)	27,700
Borrowings - Non-sovereign guaranteed	—	3,954	6,881	(2,442)	8,393
Total borrowings	32,873	3,954	6,881	(7,615)	36,093
Borrowings less financial assets	3,344	(9,853)	3,436	—	(3,073)
		Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Govt stock and adding back the NZS Fund and GSF assets.
Net Crown debt	13,065
Gross sovereign-issued debt	33,846

Statement of Financial Performance (institutional form)
for the year ended 30 June 2006

($ million)	Core Crown 2006	Crown entities 2006	State-owned enterprises 2006	Inter-segment eliminations 2006	Total Crown 2006
	$m	$m	$m	$m	$m

Revenue
Taxation revenue	48,159	—	—	(525)	47,634
Other sovereign levied income	655	2,545	—	(47)	3,153
Sales of goods and services	722	1,740	9,829	(422)	11,869
Investment income	2,683	904	222	(494)	3,315
Other revenues	599	17,380	708	(16,587)	2,100
Total revenue	52,818	22,569	10,759	(18,075)	68,071

Expenses by input type
Subsidies and transfer payments	15,367	1,659	—	—	17,026
Personnel expenses	4,930	7,126	1,888	(6)	13,938
Operating expenses	25,536	12,103	7,574	(17,575)	27,638
Finance costs	2,285	270	397	(172)	2,780
FX losses/(gains)	—	—	—	—	—
GSF and ACC liability revaluation movements	(26)	653	—	—	627
Total expenses	48,092	21,811	9,859	(17,753)	62,009

Expenses by functional classification
Social security and welfare	15,663	3,018	—	(440)	18,241
Health	9,330	7,343	—	(7,715)	8,958
Education	8,545	6,278	—	(5,695)	9,128
Other functional classifications	10,780	4,902	9,462	(3,731)	21,413
Forecast new operating spending	1,489	—	—	—	1,489
Finance costs and FX losses/(gains)	2,285	270	397	(172)	2,780
Total expenses	48,092	21,811	9,859	(17,753)	62,009
Net surplus TEIs	—	139	—	—	139
Operating balance	4,726	897	900	(322)	6,201

Statement of Financial Position (institutional form)
as at 30 June 2006

($ million)	Core Crown 2006	Crown entities 2006	State-owned enterprises 2006	Inter-segment eliminations 2006	Total Crown 2006
	$m	$m	$m	$m	$m

Assets
Financial assets	32,216	14,948	4,025	(8,259)	42,930
Physical assets	19,586	30,200	13,359	—	63,145
Investment in SOEs and CEs (including TEIs)	24,069	4,818	—	(24,069)	4,818
Other assets	9,062	2,510	2,453	(709)	13,316
Total assets	84,933	52,476	19,837	(33,037)	124,209
Liabilities
Borrowings	32,157	4,122	8,628	(8,259)	36,648
Other liabilities	23,748	14,731	2,807	(1,035)	40,251
Total liabilities	55,905	18,853	11,435	(9,294)	76,899
Net worth	29,028	33,623	8,402	(23,743)	47,310

Taxpayer Funds	23,185	21,082	6,929	(23,743)	27,453
Revaluation reserves	5,843	12,541	1,473	—	19,857
Net worth	29,028	33,623	8,402	(23,743)	47,310

Analysis of financial assets and borrowings
Advances and cash	9,927	1,599	3,631	(2,443)	12,714
MSDs and equity investments	22,289	13,349	394	(5,816)	30,216
Total financial assets	32,216	14,948	4,025	(8,259)	42,930
Borrowings - Sovereign guaranteed	32,157	—	—	(5,607)	26,550
Borrowings - Non-sovereign guaranteed	—	4,122	8,628	(2,652)	10,098
Total borrowings	32,157	4,122	8,628	(8,259)	36,648
Borrowings less financial assets	(59)	(10,826)	4,603	—	(6,282)
		Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Govt stock and adding back the NZS Fund and GSF assets.
Net Crown debt	12,461
Gross sovereign-issued debt	33,409

Statement of Financial Performance (institutional form)
for the year ended 30 June 2007

($ million)	Core Crown 2007	Crown entities 2007	State-owned enterprises 2007	Inter-segment eliminations 2007	Total Crown 2007
	$m	$m	$m	$m	$m

Revenue
Taxation revenue	49,881	—	—	(541)	49,340
Other sovereign levied income	671	2,630	—	(50)	3,251
Sales of goods and services	725	1,789	10,436	(410)	12,540
Investment income	3,109	977	237	(557)	3,766
Other revenues	597	17,872	712	(17,058)	2,123
Total revenue	54,983	23,268	11,385	(18,616)	71,020

Expenses by input type
Subsidies and transfer payments	16,337	1,722	—	—	18,059
Personnel expenses	4,893	7,293	1,951	(6)	14,131
Operating expenses	27,864	12,426	8,016	(18,053)	30,253
Finance costs	2,202	277	489	(183)	2,785
FX losses/(gains)	—	—	—	—	—
GSF and ACC liability revaluation movements	(71)	668	—	—	597
Total expenses	51,225	22,386	10,456	(18,242)	65,825

Expenses by functional classification
Social security and welfare	16,653	3,220	—	(535)	19,338
Health	9,828	7,471	—	(7,848)	9,451
Education	8,757	6,632	—	(6,018)	9,371
Other functional classifications	10,793	4,786	9,967	(3,658)	21,888
Forecast new operating spending	2,992	—	—	—	2,992
Finance costs and FX losses/(gains)	2,202	277	489	(183)	2,785
Total expenses	51,225	22,386	10,456	(18,242)	65,825
Net surplus TEIs	—	139	—	—	139
Operating balance	3,758	1,021	929	(374)	5,334

Statement of Financial Position (institutional form)
as at 30 June 2007

($ million)	Core Crown 2007	Crown entities 2007	State-owned enterprises 2007	Inter-segment eliminations 2007	Total Crown 2007
	$m	$m	$m	$m	$m

Assets
Financial assets	34,247	16,294	4,656	(9,086)	46,111
Physical assets	19,566	30,681	14,515	—	64,762
Investment in SOEs and CEs (including TEIs)	24,276	5,013	—	(24,276)	5,013
Other assets	9,854	2,510	2,497	(763)	14,098
Total assets	87,943	54,498	21,668	(34,125)	129,984
Liabilities
Borrowings	31,354	4,260	9,713	(9,086)	36,241
Other liabilities	23,803	15,387	2,937	(1,028)	41,099
Total liabilities	55,157	19,647	12,650	(10,114)	77,340
Net worth	32,786	34,851	9,018	(24,011)	52,644

Taxpayer Funds	26,943	22,310	7,545	(24,011)	32,787
Revaluation reserves	5,843	12,541	1,473	—	19,857
Net worth	32,786	34,851	9,018	(24,011)	52,644

Analysis of financial assets and borrowings
Advances and cash	10,915	1,646	4,223	(2,772)	14,012
MSDs and equity investments	23,332	14,648	433	(6,314)	32,099
Total financial assets	34,247	16,294	4,656	(9,086)	46,111
Borrowings - Sovereign guaranteed	31,354	—	—	(6,080)	25,274
Borrowings - Non-sovereign guaranteed	—	4,260	9,713	(3,006)	10,967
Total borrowings	31,354	4,260	9,713	(9,086)	36,241
Borrowings less financial assets	(2,893)	(12,034)	5,057	—	(9,870)
		Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Govt stock and adding back the NZS Fund and GSF assets.
Net Crown debt	12,612
Gross sovereign-issued debt	32,905

Statement of Financial Performance (institutional form)
for the year ended 30 June 2008

($ million)	Core Crown 2008	Crown entities 2008	State-owned enterprises 2008	Inter-segment eliminations 2008	Total Crown 2008
	$m	$m	$m	$m	$m

Revenue
Taxation revenue	52,281	—	—	(560)	51,721
Other sovereign levied income	684	2,694	—	(50)	3,328
Sales of goods and services	728	1,845	10,801	(423)	12,951
Investment income	3,541	1,072	231	(587)	4,257
Other revenues	578	18,117	714	(17,260)	2,149
Total revenue	57,812	23,728	11,746	(18,880)	74,406

Expenses by input type
Subsidies and transfer payments	17,262	1,787	—	—	19,049
Personnel expenses	4,907	7,326	2,022	(7)	14,248
Operating expenses	30,262	12,722	8,256	(18,287)	32,953
Finance costs	2,191	287	513	(193)	2,798
FX losses/(gains)	—	—	—	—	—
GSF and ACC liability revaluation movements	(101)	675	—	—	574
Total expenses	54,521	22,797	10,791	(18,487)	69,622

Expenses by functional classification
Social security and welfare	17,578	3,220	—	(457)	20,341
Health	9,854	7,471	—	(7,887)	9,438
Education	8,958	6,632	—	(5,997)	9,593
Other functional classifications	10,845	5,212	10,278	(3,978)	22,357
Forecast new operating spending	5,095	—	—	—	5,095
Finance costs and FX losses/(gains)	2,191	262	513	(168)	2,798
Total expenses	54,521	22,797	10,791	(18,487)	69,622
Net surplus TEIs	—	139	—	—	139
Operating balance	3,291	1,070	955	(393)	4,923

Statement of Financial Position (institutional form)
as at 30 June 2008

($ million)	Core Crown 2008	Crown entities 2008	State-owned enterprises 2008	Inter-segment eliminations 2008	Total Crown 2008
	$m	$m	$m	$m	$m

Assets
Financial assets	38,116	17,726	4,937	(9,755)	51,024
Physical assets	19,340	31,466	14,760	—	65,566
Investment in SOEs and CEs (including TEIs)	24,451	5,179	—	(24,451)	5,179
Other assets	10,227	2,539	2,535	(821)	14,480
Total assets	92,134	56,910	22,232	(35,027)	136,249
Liabilities
Borrowings	32,173	4,816	9,623	(9,755)	36,857
Other liabilities	23,882	16,087	2,975	(1,119)	41,825
Total liabilities	56,055	20,903	12,598	(10,874)	78,682
Net worth	36,079	36,007	9,634	(24,153)	57,567

Taxpayer Funds	30,236	23,466	8,161	(24,153)	37,710
Revaluation reserves	5,843	12,541	1,473	—	19,857
Net worth	36,079	36,007	9,634	(24,153)	57,567

Analysis of financial assets and borrowings
Advances and cash	11,735	1,677	4,493	(2,917)	14,988
MSDs and equity investments	26,381	16,049	444	(6,838)	36,036
Total financial assets	38,116	17,726	4,937	(9,755)	51,024
Borrowings - Sovereign guaranteed	32,173	—	—	(6,580)	25,593
Borrowings - Non-sovereign guaranteed	—	4,816	9,623	(3,175)	11,264
Total borrowings	32,173	4,816	9,623	(9,755)	36,857
Borrowings less financial assets	(5,943)	(12,910)	4,686	—	(14,167)
		Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Govt stock and adding back the NZS Fund and GSF assets.
Net Crown debt	12,873
Gross sovereign-issued debt	34,056

Statement of Financial Performance (institutional form)
for the year ended 30 June 2009

($ million)	Core Crown 2009	Crown entities 2009	State-owned enterprises 2009	Inter-segment eliminations 2009	Total Crown 2009
	$m	$m	$m	$m	$m

Revenue
Taxation revenue	55,142	—	—	(593)	54,549
Other sovereign levied income	696	2,759	—	(50)	3,405
Sales of goods and services	721	1,901	11,228	(415)	13,435
Investment income	3,989	1,164	245	(674)	4,724
Other revenues	568	18,232	675	(17,283)	2,192
Total revenue	61,116	24,056	12,148	(19,015)	78,305

Expenses by input type
Subsidies and transfer payments	17,900	1,859	—	—	19,759
Personnel expenses	4,987	7,292	2,071	(7)	14,343
Operating expenses	32,488	12,889	8,561	(18,332)	35,606
Finance costs	2,183	292	502	(220)	2,757
FX losses/(gains)	—	—	—	—	—
GSF and ACC liability revaluation movements	(135)	686	—	—	551
Total expenses	57,423	23,018	11,134	(18,559)	73,016

Expenses by functional classification
Social security and welfare	18,212	3,321	—	(464)	21,069
Health	9,867	7,477	—	(7,899)	9,445
Education	9,030	6,636		(5,954)	9,712
Other functional classifications	10,889	5,292	10,632	(4,022)	22,791
Forecast new operating spending	7,242	—	—	—	7,242
Finance costs and FX losses/(gains)	2,183	292	502	(220)	2,757
Total expenses	57,423	23,018	11,134	(18,559)	73,016
Net surplus TEIs		139	—	—	139
Operating balance	3,693	1,177	1,014	(456)	5,428

Statement of Financial Position (institutional form)
as at 30 June 2009

($ million)	Core Crown 2009	Crown entities 2009	State-owned enterprises 2009	Inter-segment eliminations 2009	Total Crown 2009
	$m	$m	$m	$m	$m

Assets
Financial assets	41,995	19,238	5,227	(10,368)	56,092
Physical assets	18,944	31,712	15,140	—	65,796
Investment in SOEs and CEs (including TEIs)	24,512	5,356	—	(24,512)	5,356
Other assets	10,725	2,578	2,572	(836)	15,039
Total assets	96,176	58,884	22,939	(35,716)	142,283
Liabilities
Borrowings	32,679	4,901	9,568	(10,368)	36,780
Other liabilities	23,727	16,777	3,123	(1,119)	42,508
Total liabilities	56,406	21,678	12,691	(11,487)	79,288
Net worth	39,770	37,206	10,248	(24,229)	62,995

Taxpayer Funds	33,927	24,665	8,775	(24,229)	43,138
Revaluation reserves	5,843	12,541	1,473	—	19,857
Net worth	39,770	37,206	10,248	(24,229)	62,995

Analysis of financial assets and borrowings
Advances and cash	12,442	1,705	4,772	(2,975)	15,944
MSDs and equity investments	29,553	17,533	455	(7,393)	40,148
Total financial assets	41,995	19,238	5,227	(10,368)	56,092
Borrowings - Sovereign guaranteed	32,679	—	—	(7,107)	25,572
Borrowings - Non-sovereign guaranteed	—	4,901	9,568	(3,261)	11,208
Total borrowings	32,679	4,901	9,568	(10,368)	36,780
Borrowings less financial assets	(9,316)	(14,337)	4,341	—	(19,312)
		Net Crown debt and gross sovereign-issued debt differ from the analysis above due to elimination of cross-holdings of Govt stock and adding back the NZS Fund and GSF assets.
Net Crown debt	13,215
Gross sovereign-issued debt	34,931

Notes to the Forecast Financial Statements

($ million)	2004 Actual	2005 Previous Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

NOTE 1: Revenue Collected Through the Crown’s Sovereign Power

Income Tax Revenue (accrual)

Individuals
Source deductions	16,908	17,701	18,175	19,224	20,141	21,207	22,357
Other persons	4,027	3,995	4,014	4,210	4,471	4,721	4,958
Refunds	(860)	(876)	(871)	(869)	(869)	(869)	(869)
Fringe benefit tax	410	432	442	456	477	492	513
Total Individuals	20,485	21,252	21,760	23,021	24,220	25,551	26,959

Corporate Tax
Gross companies tax	6,099	6,416	6,907	7,336	7,368	7,584	8,021
Refunds	(180)	(187)	(203)	(219)	(223)	(223)	(223)
Non-resident withholding tax	800	803	893	768	766	795	838
Foreign-source dividend withholding payments	139	130	133	133	133	133	133
Total Corporate Tax	6,858	7,162	7,730	8,018	8,044	8,289	8,769

Other Income Tax
Resident withholding tax on interest income	1,188	1,282	1,369	1,426	1,351	1,404	1,530
Resident withholding tax on dividend income	49	58	61	61	62	63	66
Estate and gift duties	2	2	2	2	2	2	2
Total Other Income Tax	1,239	1,342	1,432	1,489	1,415	1,469	1,598
Total Income Tax	28,582	29,756	30,922	32,528	33,679	35,309	37,326

Goods and Services Tax
Gross goods and services tax	16,603	17,156	17,481	17,808	18,566	19,566	20,665
Refunds	(6,885)	(7,120)	(7,150)	(7,415)	(7,778)	(8,165)	(8,559)
Total Goods and Services Tax	9,718	10,036	10,331	10,393	10,788	11,401	12,106

Other Taxation
Petroleum fuels excise	947	802	790	900	930	958	988
Tobacco excise	819	831	828	845	867	888	907
Customs duty	720	958	974	1,047	1,082	1,093	1,061
Road user charges	667	686	720	781	825	872	929
Alcohol excise	476	482	484	502	520	537	554
Gaming duties	261	299	281	288	294	301	307
Motor vehicle fees	211	211	216	223	228	235	244
Energy resources levies	75	77	65	68	68	68	68
Approved issuer levy (AIL) and cheque duty	56	55	58	59	59	59	59
Total Other Indirect Taxation	4,232	4,401	4,416	4,713	4,873	5,011	5,117
Total Indirect Taxation	13,950	14,437	14,747	15,106	15,661	16,412	17,223
Total Tax Revenue Collected	42,532	44,193	45,669	47,634	49,340	51,721	54,549

Other Sovereign Revenues (accrual)
ACC levies	1,989	2,000	1,981	2,106	2,186	2,247	2,308
Fire Service levies	233	231	235	237	238	239	240
EQC levies	78	80	80	82	84	85	87
Other levies	686	763	706	728	743	757	770
Total Other Sovereign Revenues	2,986	3,074	3,002	3,153	3,251	3,328	3,405
Total Sovereign Revenue	45,518	47,267	48,671	50,787	52,591	55,049	57,954

NOTE 1: Receipts Collected Through the Crown’s Sovereign Power

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Income Tax Receipts (cash)

Individuals
Source deductions	17,012	17,702	18,175	19,224	20,141	21,207	22,357
Other persons	4,352	4,414	4,521	4,678	5,016	5,294	5,531
Refunds	(1,406)	(1,300)	(1,330)	(1,326)	(1,412)	(1,442)	(1,442)
Fringe benefit tax	410	428	435	453	471	490	510
Total Individuals	20,368	21,244	21,801	23,029	24,216	25,549	26,956

Corporate Tax
Gross companies tax	7,169	7,135	7,730	7,985	8,066	8,327	8,774
Refunds	(1,088)	(1,091)	(939)	(888)	(904)	(943)	(943)
Non-resident withholding tax	776	794	882	768	766	795	838
Foreign-source dividend withholding payments	128	130	130	133	133	133	133
Total Corporate Tax	6,985	6,968	7,803	7,998	8,061	8,312	8,802

Other Income Tax
Resident withholding tax on interest income	1,217	1,282	1,359	1,426	1,351	1,404	1,530
Resident withholding tax on dividend income	53	58	61	61	62	63	66
Estate and gift duties	2	2	2	2	2	2	2
Total Other Income Tax	1,272	1,342	1,422	1,489	1,415	1,469	1,598
Total Income Tax	28,625	29,554	31,026	32,516	33,692	35,330	37,356

Goods and Services Tax
Gross goods and services tax	15,768	16,906	16,893	17,325	18,082	19,083	20,182
Refunds	(6,313)	(6,870)	(6,656)	(6,919)	(7,282)	(7,669)	(8,063)
Total Goods and Services Tax	9,455	10,036	10,237	10,406	10,800	11,414	12,119

Other Taxation
Petroleum fuels excise	944	802	791	900	930	958	988
Tobacco excise	800	831	828	845	867	888	907
Customs duty	726	958	984	1,047	1,082	1,093	1,061
Road user charges	668	686	720	781	825	872	929
Alcohol excise	476	482	484	502	520	537	554
Gaming duties	260	299	279	289	295	302	308
Motor vehicle fees	223	211	216	228	228	235	244
Energy resources levies	75	78	68	68	68	68	68
Approved issuer levy (AIL) and cheque duty	56	55	58	59	59	59	59
Total Other Indirect Taxation	4,228	4,402	4,428	4,719	4,874	5,012	5,118
Total Indirect Taxation	13,683	14,438	14,665	15,125	15,674	16,426	17,237
Total Tax Receipts Collected	42,308	43,992	45,691	47,641	49,366	51,756	54,593

Other Sovereign Receipts (cash)
ACC levies	2,008	1,936	1,969	2,073	2,159	2,220	2,275
Fire Service levies	233	232	235	237	238	239	240
EQC levies	79	81	81	82	82	83	83
Other levies	532	602	669	655	670	680	695
Total Other Sovereign Receipts	2,852	2,851	2,954	3,047	3,149	3,222	3,293
Total Sovereign Receipts	45,160	46,843	48,645	50,688	52,515	54,978	57,886

NOTE 2: Sale of Goods and Services

The Statement of Segments shows the sale of goods and services as a total for each area of the Crown Estate (ie, total sales for core Crown, Crown entities and SOEs). The total for Crown entities includes such items as lottery sales, housing rental, CRI sales and so on. The total sales of SOEs represents the majority of their income from electricity generation and distribution services, postal services, advertising, air travel sales and so on.

NOTE 3: Investment Income

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

NZS Fund investment income	206	446	422	750	1,025	1,325	1,661
Other investment income	2,000	1,568	1,868	2,015	2,134	2,263	2,383
Student loans	447	503	503	550	607	669	680
Total Investment Income	2,653	2,517	2,793	3,315	3,766	4,257	4,724

NOTE 4: Other Revenue

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Unrealised (losses)/gains arising from changes in the value of commercial forests	(40)	—	—	—	—	—	—
GSF contributions	110	100	92	81	73	65	55
Petroleum royalties	18	29	29	25	28	28	28
Cost recovery income from Fisheries	22	31	31	30	30	30	30
Other	1,906	1,865	1,869	1,964	1,992	2,026	2,079
Total Other Revenue	2,016	2,025	2,021	2,100	2,123	2,149	2,192

NOTE 5: Subsidies and Transfer Payments

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Social assistance grants
New Zealand Superannuation	5,889	6,086	6,082	6,391	6,793	7,170	7,527
ACC payments	1,407	1,544	1,543	1,659	1,722	1,787	1,859
Unemployment Benefit	1,084	939	851	839	953	1,025	1,052
Domestic Purposes Benefit	1,569	1,577	1,564	1,535	1,553	1,594	1,626
Family Support	833	932	911	1,311	1,456	1,667	1,670
Student allowances	380	413	389	408	422	434	445
Other social assistance grants	3,931	4,339	4,201	4,457	4,732	4,949	5,157
Subsidies	110	135	144	130	133	129	129
Other transfer payments
Official development assistance	238	259	264	259	259	259	259
Other	25	25	37	37	36	35	35
Total Subsidies and Transfer Payments	15,466	16,249	15,986	17,026	18,059	19,049	19,759

NOTE 6: Personnel Expenses

The Statement of Institutional Segments shows the personnel expenses as a total for each area of the total Crown (ie, total personnel expenses for core Crown, Crown entities and SOEs).

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

GSF pension costs (excluding liability movement)	975	1,042	1,015	1,067	1,099	1,115	1,140
Other pension expenses	90	90	106	119	120	120	120
Other personnel expenses	11,436	11,895	12,323	12,752	12,912	13,013	13,083
Total Personnel Expenses	12,501	13,027	13,444	13,938	14,131	14,248	14,343

NOTE 7: Operating Expenses

Operating expenses relate to those expenses incurred in the course of undertaking the functions and activities of every entity included in the Crown financial statements, excluding those separately identified in the Statement of Financial Performance and other notes.Items disclosed separately are those required by accounting standards (and are expanded on further in the annual Crown financial statements).These include depreciation, rental costs and goodwill amortised.

Other operating costs is the large residual. Most of it represents the payment made for services provided by third parties (roading maintenance for example) or for raw materials (fuel, medicines or inventory for example). It also includes other day-to-day operating costs.

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Depreciation expense (by class of asset):
Buildings	749	803	825	838	839	842	844
Electricity distribution network	103	113	101	102	93	94	94
Electricity generation assets	146	183	183	192	216	237	238
Specialist military equipment (SME)	180	188	186	190	207	243	267
State highways	219	237	233	261	291	317	341
Aircraft (ex SME)	91	120	116	123	175	207	170
Other plant and equipment	789	799	886	906	935	940	949
Other assets	70	92	66	68	72	79	80
Total depreciation costs	2,347	2,535	2,596	2,680	2,828	2,959	2,983

Other operating items:
Rental and leasing costs	775	679	722	771	788	821	832
Change in provision for doubtful debts	459	74	528	486	532	558	572
Write off of bad debts	84	198	69	70	70	77	81
Goodwill amortised	78	47	93	92	90	90	89
Grants paid	309	310	326	340	351	354	358
Lottery prize payments	347	314	337	353	371	386	402
Loss/(gain) on sale of assets	(15)	—	—	—	—	—	—
Other operating expenses	18,278	20,154	20,635	21,357	22,231	22,613	23,047
Total operating expenses	22,662	24,311	25,306	26,149	27,261	27,858	28,364

NOTE 8: Forecast New Operating Spending

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

New operating spending for Budget 2005	—	441	461	1,489	1,654	1,821	1,922
Forecast new operating spending	—	—	—	—	1,338	3,274	5,320
Total Forecast for Future New Spending	—	441	461	1,489	2,992	5,095	7,242

The forecast new operating spending represents an amount that indicates in broad terms the potential spending increases that could be introduced in each future budget round. The forecasts include $2.3 billion for Budget 2005 rising to $2.8 billion (GST inclusive), $2.1 billion for 2006, $2.2 billion for 2007 and $2.3 billion for 2008.  The remaining amounts for 2006 and 2007 are lower as some spending has already been allocated (e.g. as part of Health sector funding packages including removal of asset testing and some Education funding), leaving indicative totals of around $1.5 billion (GST inclusive) for Budget 2005 and $1.5 billion (GST inclusive) for Budget 2006.

NOTE 9: Cash and Marketable Securities, Deposits & Equity Investments

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

By category:
Total Cash	3,450	2,121	2,577	2,229	2,294	2,612	2,959

Marketable securities and deposits	15,178	12,372	16,287	16,656	16,053	17,279	18,375
Equity investments (e.g. shares)	8,446	10,067	10,432	12,724	15,197	17,891	20,888
Reserve position at the International Monetary Fund	1,012	857	825	836	849	866	885
Total MSDs and Equity Investments	24,636	23,296	27,544	30,216	32,099	36,036	40,148
Total Cash and MSDs & Equity Investments	28,086	25,417	30,121	32,445	34,393	38,648	43,107

By portfolio management:
Reserve Bank and DMO managed funds	11,313	7,802	11,592	10,938	9,295	9,364	9,190
New Zealand Superannuation Fund	3,410	5,692	5,711	8,151	10,760	13,667	16,945
Government Superannuation Fund	3,019	3,032	3,037	3,117	3,194	3,266	3,334
ACC portfolio	4,276	4,277	4,768	5,313	5,920	6,559	7,228
EQC portfolio	1,589	1,559	1,705	1,831	1,969	2,119	2,283
Other holdings	1,029	934	731	866	961	1,061	1,168
Total MSDs and Equity Investments	24,636	23,296	27,544	30,216	32,099	36,036	40,148

The asset values above are net of any cross-holdings.  For example the asset portfolios of the NZS Fund, GSF, EQC and ACC currently all hold amounts of NZ Government Stock.  For financial reporting purposes these amounts are eliminated within the consolidated financial statements.  The total portfolios are shown below, along with commentary on the restricted nature of some of the assets (for example the GSF assets are only available for the payment of GSF benefits –because of the restricted nature of these assets they are excluded from the definition of net debt).

Nature of financial assets – some are restricted in their purpose

Within the financial assets above, several portfolios are restricted in their nature in that they are only available to meet very specified purposes and are not available (by statute or other reasons) for general use by the Crown.  It is for this reason that such assets are excluded from the definition of net debt – one of the Crown’s key fiscal policy indicators.

New Zealand Superannuation Fund

The assets of the NZS Fund is the Government’s means of building up assets to partially pre-fund future NZS expenses and may only be used for NZ Superannuation.  The Government’s contributions to the NZS Fund are calculated over a 40-year rolling horizon to ensure Superannuation entitlements over the next 40 years can be met.

Government Superannuation Fund

The GSF Authority administers the financial assets of the GSF totalling around $3.4 billion.  These assets result from contributions by employees built up through time and can only be applied to the ongoing payment of GSF benefits (as provided by the GSF Act).  Also refer Note 15 Outstanding Liability associated with GSF benefits.

EQC – Natural Disaster Fund (NDF)

The EQC is New Zealand’s primary provider of seismic disaster insurance to residential property owners.  EQC administers the NDF, comprising capital and reserves. EQC draws on the NDF money to pay out claims for damage caused by natural disasters.

ACC portfolio

The ACC manages the ACC scheme.  At present there is a substantial outstanding claims liability associated with past claims in excess of $9.3 billion and is expected to increase.  To manage the payment of these claims in the future, ACC is building up a matching portfolio of assets.  The target is to have the residual claims fully funded by 2014.  Also refer Note 16 Outstanding Claims Liability.

Individual portfolio information (including cross holdings of NZ Government Stock)

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

NZS Fund	3,956	6,323	6,346	9,055	11,954	15,185	18,824
GSF financial assets	3,375	3,400	3,375	3,465	3,551	3,631	3,707
ACC portfolio	6,176	6,186	6,886	7,657	8,515	9,419	10,364
EQC portfolio	4,367	4,602	4,684	5,020	5,379	5,764	6,178

NOTE 10: Advances

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Student loans (see analysis below)	5,995	6,864	6,618	7,257	7,892	8,534	9,133
Kiwibank deposits	1,038	1,581	1,851	2,615	3,189	3,189	3,189
Residential care loans	72	73	77	82	86	91	96
Maori development rural lending	48	48	48	48	48	48	48
Other	292	355	451	483	503	514	519
Total Advances	7,445	8,921	9,045	10,485	11,718	12,376	12,985

Analysis of Student Loans
Outstanding balance
Total loans outstanding (including interest)	6,821	7,775	7,512	8,232	8,951	9,673	10,351
Total provisions (capital and interest)	(826)	(911)	(894)	(975)	(1,059)	(1,139)	(1,218)
Total Student Loans	5,995	6,864	6,618	7,257	7,892	8,534	9,133

Movement during the year
Opening balance	5,370	6,095	5,995	6,618	7,257	7,892	8,534
Amount advanced in current year	999	1,100	998	1,051	1,092	1,140	1,191
Interest accrued on outstanding loan balances	447	503	503	550	607	669	680
Repayment of base capital	(294)	(334)	(314)	(351)	(391)	(434)	(479)
Repayment of accrued interest	(216)	(204)	(238)	(270)	(306)	(343)	(382)
Interest written off and movement in provision for interest write-offs and doubtful debts	(319)	(304)	(333)	(350)	(374)	(400)	(419)
Other movements	8	8	7	9	7	10	8
Closing Balance	5,995	6,864	6,618	7,257	7,892	8,534	9,133

NOTE 11: Receivables

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Taxes receivable	5,843	5,577	5,758	5,730	5,713	5,691	5,663
Accounts receivable	4,294	3,996	4,285	4,117	4,100	4,160	4,232
Receivable from the sale and purchase of Maui gas	156	114	134	83	31	11	5
Prepayments	294	265	252	250	224	226	228
Total Receivables	10,587	9,952	10,429	10,180	10,068	10,088	10,128

NOTE 12: Other Investments

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

International Bank for Reconstruction and Development		79	83	83	83	83	83
Asian Development Bank	89	81	89	89	89	89	89
Other	88	93	84	80	79	79	79
Total Other Investments	259	253	256	252	251	251	251

NOTE 13: Property, Plant and Equipment

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

By Type
Gross Carrying Value
Land (valuation)	9,509	6,891	9,524	9,619	9,712	9,808	9,907
Properties intended for sale (valuation)	464	478	487	473	472	473	474
Buildings (valuation)	18,138	18,731	19,297	20,367	21,221	22,520	23,346
Electricity distribution network (valuation)	2,409	2,466	2,237	2,509	2,912	3,022	3,131
Electricity generation assets (cost)	4,915	6,259	5,610	6,281	6,919	7,416	8,035
Aircraft (ex SME) (valuation)	1,149	1,367	1,530	2,751	3,223	3,311	3,382
State highways (valuation)	13,082	13,445	13,606	14,215	14,797	15,332	15,922
Specialist military equipment (valuation)	2,780	3,038	3,114	3,406	3,664	3,780	3,770
Other plant and equipment (cost)	8,402	9,805	9,209	9,926	10,617	11,208	11,817
Other assets (valuation)	5,262	5,345	5,274	5,375	5,550	5,571	5,591
Total Gross Carrying Value	66,110	67,825	69,888	74,922	79,087	82,441	85,375

Accumulated Depreciation
Buildings	1,356	2,822	1,984	2,776	3,577	4,255	5,061
Electricity distribution network	451	386	202	308	405	503	600
Electricity generation assets	416	791	432	580	736	891	1,047
Aircraft (ex SME)	—	98	116	239	414	621	791
State highways	—	447	233	494	785	1,102	1,443
Specialist military equipment	482	671	650	730	937	1,180	1,447
Other plant and equipment	5,141	5,931	5,600	6,344	7,151	7,979	8,824
Other assets	324	485	295	306	320	344	366
Total Accumulated Depreciation	8,170	11,631	9,512	11,777	14,325	16,875	19,579

Net Carrying Value
Land (valuation)	9,509	6,891	9,524	9,619	9,712	9,808	9,907
Properties intended for sale (valuation)	464	478	487	473	472	473	474
Buildings (valuation)	16,782	15,909	17,313	17,591	17,644	18,265	18,285
Electricity distribution network (valuation)	1,958	2,080	2,035	2,201	2,507	2,519	2,531
Electricity generation assets (cost)	4,499	5,468	5,178	5,701	6,183	6,525	6,988
Aircraft (ex SME) (valuation)	1,149	1,269	1,414	2,512	2,809	2,690	2,591
State highways (valuation)	13,082	12,998	13,373	13,721	14,012	14,230	14,479
Specialist military equipment (valuation)	2,298	2,367	2,464	2,676	2,727	2,600	2,323
Other plant and equipment (cost)	3,261	3,874	3,609	3,582	3,466	3,229	2,993
Other assets (valuation)	4,938	4,860	4,979	5,069	5,230	5,227	5,225
Total Net Carrying Value	57,940	56,194	60,376	63,145	64,762	65,566	65,796

By Holding
Freehold assets	57,357	55,810	60,011	62,803	64,442	65,246	65,476
Leasehold assets	583	384	365	342	320	320	320
Net carrying value	57,940	56,194	60,376	63,145	64,762	65,566	65,796

NOTE 14: Payables and Provisions

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Accounts payable and accruals	7,493	5,425	7,278	7,251	7,500	7,646	7,745
Taxes repayable	2,355	2,134	2,326	2,326	2,326	2,326	2,326
Provisions	485	507	657	657	670	671	693
National Provident Fund guarantee	891	882	891	891	891	891	891
Provisions for employee entitlements	1,262	1,179	1,227	1,226	1,215	1,220	1,231
Total Payables and Provisions	12,486	10,127	12,379	12,351	12,602	12,754	12,886

NOTE 15: GSF Liability

The Government Superannuation Fund (GSF) liability has been calculated by the Government Actuary as at 31 October 2004 (the valuation date) for inclusion within the 2004 December Economic and Fiscal Update (DEFU).  The liability arises from closed schemes for past and present public sector employees (set out in the GSF Act 1956).  A projected Aggregate Funding method, based on 31 October 2004 membership data, was used for the valuation. This method requires the benefits payable from the GSF in respect of past service to be calculated and then discounted back to the valuation date.

The GSF liabilities included in the 2004 DEFU were calculated using discount rates derived from the market yield curve as at the 31 October 2004.  This resulted in a long-term after-tax discount rate of 4.1%  (4.4% as at 30 June 2004).  The other principal long-term financial assumptions used in the calculation remained unchanged from 30 June 2004, which were an inflation rate of 2.0% and an annual salary increases rate, before any promotional effects, of 3.0%.

The 2004/05 movement in the net unfunded liability is $409 million (reflecting an increase in the gross liability of $443 million and an increase in the net assets of $34 million).  There are essentially three components driving this change, being changes to the economic assumptions applied since 30 June 2004, actual GSF experience to 31 October 2004 and the expected net movement in contributions, investment income and benefit payments.  The change in underlying economic assumptions accounted for approximately $372 million of the increase in the net unfunded liability, due largely to the change in discount rate ($460 million) offset by a change in demographic assumptions ($88 million).  The net unfunded liability increased by $126 million due to actual GSF experience to 31 October 2004.  Finally the net liability is expected to decrease $57 million due to movements in expected contributions, investment income and benefit payments.  The changes from 2005/06 onwards reflect the expected net movement in investment income, contributions and benefit payments only.

Presentation approach

The projected gross liability is included within total liabilities.  The GSF has available to it a portfolio of assets that partially offset the gross liability.  The assets (less cross holdings of NZ Government stock) are included in the asset portion of the Crown’s overall balance sheet.  The component parts are shown in the reconciliation below.

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

GSF liability and asset information
Gross GSF liability
Opening gross liability	13,857	14,071	13,542	13,985	13,959	13,888	13,787
Net projected change	(315)	(57)	443	(26)	(71)	(101)	(135)
Closing gross liability	13,542	14,014	13,985	13,959	13,888	13,787	13,652

Less net assets available to the GSF scheme
Opening asset value	3,182	3,313	3,375	3,409	3,502	3,589	3,673
Net projected change (investment income & contributions less membership payments)	193	87	34	93	87	84	81
Closing net asset values	3,375	3,400	3,409	3,502	3,589	3,673	3,754

Net unfunded liability of the GSF schemes
Opening unfunded liability	10,675	10,758	10,167	10,576	10,457	10,299	10,114
Net projected change	(508)	(144)	409	(119)	(158)	(185)	(216)
Net unfunded liability	10,167	10,614	10,576	10,457	10,299	10,114	9,898

NOTE 16: ACC Claims Liability

Calculation information

PricewaterhouseCoopers Actuarial Pty Ltd have prepared the independent actuarial estimate of the ACC outstanding claims liability as at 30 June 2004.  This estimate includes the expected future payments relating to accidents that occurred prior to balance date (whether or not the associated claims have been reported to, or accepted by, ACC) and also the expected administrative expenses of managing these claims.

The key economic variables that impact on changes to the valuation are the long-term Labour Cost Index (LCI) of 2.5% (unchanged from 30 June 2004) and the discount rate of 6.2% (6.5% at 30 June 2004).  Other key variables in each valuation is the assumed rate at which long-term claimants will leave the scheme over the period.  This assessment is largely based on scheme history.

Explanation of change

The total change in the gross ACC liability compared to the expected movement for 2004/05 from the estimate as at 30 June 2004 is $296 million.  The main driver of the change has been the decrease in the discount rate since the 30 June 2004 valuation.

Presentation approach

The projected gross liability is included within total liabilities.  The ACC has available to it a portfolio of assets that partially offset the gross liability.  The assets (less cross holdings of NZ Government stock) are included in the asset portion of the Crowns’ overall balance sheet.

The approach followed in the past has been to show the movement in the ACC liability as a single net movement in the Statement of Financial Performance as part of the net surplus of SOEs and Crown entities.   Now movements are shown within the component assets and liabilities.

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

ACC liability and asset information
Gross ACC liability
Opening gross liability	9,155	9,763	9,347	10,248	10,901	11,569	12,244
Net projected change	192	598	901	653	668	675	686
Closing gross liability	9,347	10,361	10,248	10,901	11,569	12,244	12,930

Less net assets available to ACC
Opening net asset value	4,901	5,943	5,969	6,688	7,483	8,341	9,261
Net projected change	1,068	716	719	795	858	920	971
Closing net asset values	5,969	6,659	6,688	7,483	8,341	9,261	10,232

Net ACC reserves (net liability)
Opening reserves position	(4,254)	(3,820)	(3,378)	(3,560)	(3,418)	(3,228)	(2,983)
Net projected change	876	118	(182)	142	190	245	285
Closing reserves position (net liability)	(3,378)	(3,702)	(3,560)	(3,418)	(3,228)	(2,983)	(2,698)

NOTE 17: Revaluation reserves

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Asset Revaluation Reserves
Opening Balance	15,624	15,682	19,838	19,857	19,857	19,857	19,857
Net revaluations
Land and buildings	3,855	—	18	—	—	—	—
State highways	308	—	—	—	—	—	—
Other assets	50	—	1	—	—	—	—
Total Net Revaluations	4,213	—	19	—	—	—	—
Transfer to taxpayer funds	1	—	—	—	—	—	—
Closing Balance	19,838	15,682	19,857	19,857	19,857	19,857	19,857

NOTE 18: Core Crown

Reconciliation of Core Crown Forecast Net Cash Flows from Operations with Forecast Net Cash Proceeds from Domestic Bonds (flows of Government stock involving NZS Fund and GSF are not eliminated)

($ million)	2004 Actual	2005 Prev. Budget	2005 Forecast	2006 Forecast	2007 Forecast	2008 Forecast	2009 Forecast

Core Crown Cash Flows from Operations
Total tax receipts	42,777	44,720	46,273	48,428	50,216	52,730	55,700
Total other sovereign receipts	428	488	564	551	565	577	590
Interest, profits and dividends	1,129	848	1,250	998	1,136	1,241	1,374
Sale of goods & services and other receipts	534	668	786	635	611	590	570
Subsidies and transfer payments	(14,250)	(14,701)	(14,384)	(15,537)	(16,567)	(17,531)	(18,173)
Personnel and operating expenses	(23,198)	(24,729)	(24,797)	(26,317)	(26,819)	(27,189)	(27,312)
Finance costs	(1,977)	(1,892)	(1,903)	(1,889)	(1,779)	(1,746)	(1,803)
Forecast new operating spending	—	(441)	(461)	(1,489)	(2,992)	(5,095)	(7,242)
Net Cash Flows from Core Crown Operations	5,443	4,961	7,328	5,380	4,371	3,577	3,704

Net purchase of physical assets	(1,299)	(1,277)	(1,705)	(1,396)	(1,040)	(884)	(769)
Net increase in advances	(1,725)	(857)	(772)	(868)	(982)	(836)	(759)
Net purchase of investments	(20)	(800)	(650)	(299)	(250)	(115)	(70)
Purchase of marketable securities and deposits by NZS Fund	(1,879)	(2,107)	(2,107)	(2,207)	(2,213)	(2,343)	(2,528)
Purchase of Reserve Bank reserves	—	(500)	(500)	(500)	(500)	(400)	—
Forecast new capital spending	—	(228)	(158)	(815)	(941)	(414)	(550)
Available to Repay Debt/(Required to be Financed)	520	(808)	1,436	(705)	(1,555)	(1,415)	(972)

Financed by:
Other net sale/(purchase) of marketable securities and deposits	541	2,450	(1,179)	51	53	57	4
Total Operating and Investing Activities	1,061	1,642	257	(654)	(1,502)	(1,358)	(968)

Used in:
Net (repayment)/issue of other
New Zealand-dollar borrowing	2	(1,349)	(823)	193	1,048	(724)	140
Decrease/(increase) in cash	(250)	(3)	528	69	(24)	(26)	(39)
Issue of circulating currency	114	—	31	—	—	—	—
Net issue/(repayment) of foreign-currency borrowing	(216)	211	732	501	501	358	—
	(350)	(1,141)	468	763	1,525	(392)	101

Net Cash Inflow/(Outflow) to be Offset by Domestic Bonds	711	501	725	109	23	(1,750)	(867)

Gross Cash Proceeds from Domestic Bonds
Domestic bonds (market)	2,212	2,311	2,052	2,473	2,754	1,750	3,367
Domestic bonds (non-market)	478	248	358	312	376	—	—
Total Gross Cash Proceeds from Domestic Bonds	2,690	2,559	2,410	2,785	3,130	1,750	3,367

Repayment of domestic bonds (market)	(3,044)	(2,797)	(2,797)	(2,574)	(2,777)	—	(2,500)
Repayment of domestic bonds (non-market)	(357)	(263)	(338)	(320)	(376)	—	—
Net Cash (Repayments of)/Proceeds from Domestic Bonds	(711)	(501)	(725)	(109)	(23)	1,750	867

Glossary of Terms

ACC unfunded liability

The future cost of past ACC claims, less the asset reserves held to meet these claims.  The ACC outstanding claims liability is the gross liability of the future cost of past ACC claims.

Baselines

The level of funding approved for any given spending area (eg, Education).  All amounts within baselines are included in the forecasts.

Contingent liability

Contingent liabilities are costs, which the Crown will have to face if a particular event occurs.  Typically, contingent liabilities consist of guarantees and indemnities, legal disputes and claims, and uncalled capital.

Core Crown

The core Crown represents the revenues, expenses, assets and liabilities of departments, the Reserve Bank, GSF and the NZS Fund.

Corporate tax

The sum of net company tax, non-resident withholding tax (NRWT) and foreign dividend withholding payments (FDWP).

Current account

A measure of the flows of income between New Zealand and the rest of the world.  A net inflow to New Zealand is a current account surplus, while a net outflow is a deficit.  The current account balance is commonly expressed as a percentage of GDP.

Customs duty

Duty levied on the imports of certain goods.

Cyclically adjusted or structural fiscal balance

An estimate of the fiscal balance adjusted for short-term fluctuations of actual GDP around the productive potential of the economy.  The estimate provides a picture of the underlying trend fiscal position and an indication of the effects of policy decisions.  Because it is based on a number of assumptions and is sensitive to new information, the estimate is subject to some uncertainty.  Trends in the cyclically adjusted balance are, however, more reliable.

Demographic changes

Changes to the structure of the population, for example the age, sex or ethnic make-up of the population.

Domestic bond programme

The amount of new government stock (taking into account the repayment of maturing government stock) expected to be issued over the financial year to fund the Government’s cash flow requirements.

Excise duties

Tax levied on the domestic production of alcohol, tobacco and light petroleum products (CNG, LPG and petrol).

Financial assets

Either cash or shares (equity) or a right to receive a financial instrument, which can be converted to cash (see net Crown debt).

Operating allowance

The amount included in the Fiscal Strategy Report projections for new spending and cost pressures.  The allowance is a projection assumption.

Fiscal Objectives (long-term)

The Government’s long-term goals for operating expenses, operating revenue, the operating balance, debt and net worth, as required by the Fiscal Responsibility Act 1994.  The objectives must be consistent with the principles of responsible fiscal management outlined in the Act.

Forecast new capital spending

An amount provided in the forecasts to represent the balance sheet impact of capital initiatives expected to be introduced over the forecast period.

Forecast new operating spending

An amount included in the forecasts to provide for the operating balance impact of policy initiatives and changes to demographics and other forecasting changes expected to occur over the forecast period.

Fringe benefit tax (FBT)

Tax levied on non-cash benefits provided to employees as part of remuneration packages.

Gross Crown debt

Total borrowings (financial liabilities).

Gross domestic product (GDP)

A measure of the value of all goods and services produced in New Zealand; changes in GDP measure growth in economic activity or output.  GDP can be measured as the actual dollar value of goods and services measured at today’s prices (nominal GDP), or excluding the effects of price changes over time (real GDP).

Gross domestic product (expenditure)

This is the sum of total final expenditures on goods and services in the economy.

Gross national expenditure (GNE)

Measures total expenditure on goods and services by New Zealand residents.

Labour productivity

Measures output per input of labour (where labour inputs might be measured as hours worked or people).

Line-by-line consolidation

This is a term used to refer to the general approach to the presentation of the Crown financial statements.  It means that the revenues, expenses, assets and liabilities of all departments, the Reserve Bank, SOEs and Crown entities are included in the Crown financial statements.

Marketable securities and deposits

Assets held with financial institutions.  These assets are held for both cash flow and investment purposes, and include any funds the Government has invested in the International Monetary Fund.

Monetary conditions

The combination of interest rates and the exchange rate.

Monetary policy

Action taken by the Reserve Bank to affect interest rates and the exchange rate in order to control inflation.  Tightening monetary policy refers to actions taken by the Reserve Bank to raise interest rates (which can influence the exchange rate) in order to moderate demand pressures to reduce inflationary pressures.

Net Crown debt

Borrowings (financial liabilities) less cash and bank balances, marketable securities and deposits, and advances (financial assets).  Net debt excludes the assets of the NZS Fund and GSF.  Net Crown debt is a measure of the Core Crown.

Net worth

Assets less liabilities (also referred to as Crown balance).

Operating balance

The operating balance is the residual of revenues less expenses plus surpluses from state-owned enterprises and Crown entities.  It is the Government’s operating profit or loss.

Operating balance excluding revaluation and accounting policy changes (OBERAC)

The OBERAC is the operating balance adjusted for revaluation movements and accounting policy changes.  It provides a measure of underlying stewardship.

Participation rate

Measures the percentage of the working age population in work or actively looking for work.

Projections

Projections of the key fiscal indicators beyond the five-year forecast period.  The projections are based on long-run economic and fiscal assumptions.  For example, the projections assume no economic cycle and constant long-run interest, inflation and unemployment rates.

Provisional tax

A thrice-yearly payment of tax on income that has not been taxed, or been under-taxed, at source (relates only to company tax and other persons’ tax).

Short-term fiscal intentions

Under the Fiscal Responsibility Act 1994, the Government must indicate explicitly its intentions for operating expenses, operating revenues, the operating balance, debt and net worth over the next three years.

Source deductions

Tax withheld on wages, salaries, social welfare benefits, bonuses, lump-sum payments and superannuation fund contributions.  About 80% of source deductions come from PAYE on wages and salaries.  Source deductions is the biggest single tax type.

Specific fiscal risks

These are a category of Government decisions or circumstances which may have a material impact on the fiscal position (excluding contingent liabilities).  They are not included in the main forecasts because their fiscal impact cannot be reasonably quantified, the likelihood of realisation is uncertain and/or the timing is uncertain.

Stock change

The change in the value of stocks (raw materials, work in progress, and finished goods) during a given period.

System of National Accounts (SNA)

SNA is a comprehensive, consistent and flexible set of macroeconomic accounts to meet the needs of government and private sector analysts, policy-makers, and decision-takers.  See www.imf.org for further information.

Tax revenue

The accrual, rather than the cash (“tax receipts”) measure of taxation.  It is a measure of tax due, regardless of whether or not it has actually been paid.

Thin capitalisation

A tax rule applicable to a non-resident-owned business that limits tax deductions for interest payments based on its level of debt relative to its assets.

Trade weighted index (TWI)

A measure of movements in the New Zealand dollar against the currencies of our major trading partners.  The currencies comprise the US dollar, the Australian dollar, the Japanese yen, the euro and the UK pound.

Unit labour costs

The wages and other costs associated with employment per unit of output.

Year ended

Graphs and tables use different expressions of the timeframe.  For example, 2003/04 or 2004 will generally mean “year ended 30 June” unless otherwise stated.